                                          This filing is made pursuant to Rule
                                          424(b)(4) under the Securities Act of
                                          1933 in connection with Registration
                                          Statement No. 333-48524

[CAPSTONE LOGO]                            5,000,000 Shares
                                     CAPSTONE TURBINE CORPORATION
                                             Common Stock

                             ----------------------

     Capstone Turbine Corporation is offering 714,286 shares and the selling stockholders identified in this prospectus are offering an additional 4,285,714 shares. Capstone Turbine will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

     The common stock is quoted on the Nasdaq National Market under the symbol "CPST." The last reported sale price of our common stock on the Nasdaq National Market on November 16, 2000 was $30.25 per share.

     See "Risk Factors" beginning on page 6 to read about factors you should consider before buying shares of the common stock.

                             ----------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             ----------------------

                                                              Per Share        Total
                                                              ---------        -----
Initial price to public.....................................   $30.00     $150,000,000.00
Underwriting discount.......................................   $ 1.35     $  6,750,000.00
Proceeds, before expenses, to Capstone Turbine..............   $28.65     $ 20,464,293.90
Proceeds, before expenses, to selling stockholders..........   $28.65     $122,785,706.10

     To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from Capstone Turbine and the selling stockholders at the initial price to public, less the underwriting discount.

                             ----------------------

     The underwriters expect to deliver the shares against payment in New York, New York on November 22, 2000.
GOLDMAN, SACHS & CO.                                  CREDIT SUISSE FIRST BOSTON
                              MERRILL LYNCH & CO.
                                                      MORGAN STANLEY DEAN WITTER

                             ----------------------

                      Prospectus dated November 16, 2000.

           [IMAGE]                        CAPSTONE-ENERGIZED HYBRID ELECTRIC BUS:
                                                        NEW ZEALAND

           [IMAGE]                           WASTEWATER RESOURCE RECOVERY WITH
                                              MICRO-COGENERATION: PENNSYLVANIA

           [IMAGE]                          NURSING HOME MICRO-COGENERATION: OH

           [IMAGE]                       OILFIELD 2-PACK RESOURCE RECOVERY: CANADA

           [IMAGE]                       ROOFTOP MICRO-COGENERATION CHILLING: JAPAN

           [IMAGE]                       CONVENIENCE STORE PEAK-SHAVING/STANDBY: IL

           [IMAGE]                    PUBLIC POOL MICRO-COGENERATION: THE NETHERLANDS

                               PROSPECTUS SUMMARY

     The following summarizes information in other sections of our prospectus, including our financial statements, the notes to those financial statements and the other financial information appearing elsewhere in this prospectus. You should read the entire prospectus carefully.

                          CAPSTONE TURBINE CORPORATION

CAPSTONE

     We develop, design, assemble and sell Capstone(TM) MicroTurbines. Capstone MicroTurbines are marketable worldwide in the multibillion dollar market for distributed power generation. Capstone MicroTurbines provide power at the site of consumption and to hybrid electric vehicles that combine a primary source battery with an auxiliary power source, such as a microturbine, to enhance performance. We are the first company to sell a proven, commercially available power source using microturbine technology. The Capstone MicroTurbine combines sophisticated design, engineering and technology to produce a reliable and flexible generator of electricity and heat for commercial and industrial applications and is a result of over ten years of research and development. We believe the simple and flexible design of our microturbines will enable our distributors and end users to develop an increasingly broad range of applications to fit their particular power needs.

PRODUCTS

     The Capstone MicroTurbine is a compact, environmentally friendly generator of electricity and heat. Our state-of-the-art microturbines combine patented air-bearing technology, advanced combustion technology and sophisticated power electronics to produce an efficient and reliable electricity and heat production system that requires little on-going maintenance. Our air-bearing technology provides a clean, high-pressure field of air to lubricate the one moving component of the microturbine rather than using traditional petroleum products as in conventional bearings. Our microturbines can operate by remote control and use a broad range of gaseous and liquid fuels, including previously unusable fuels. Our microturbines are easily transportable and designed to allow multiple units to run together to meet an end user's specific electrical and heat requirements.

     We also have applied our technology to hybrid electric vehicles such as buses, industrial use and other passenger and commercial vehicles. Buses using Capstone MicroTurbines have demonstrated greater range, less maintenance and lower costs than other low emission buses. Our microturbines have been in commercial use in buses since July 1999 and are currently being used in buses operating in U.S. cities such as Los Angeles, Atlanta, Chattanooga, and Tempe and international cities such as Christchurch, New Zealand.

     We offer two microturbine product families: the 30-kilowatt family, available in 24 configurations, and our 60-kilowatt microturbine family, which we introduced in September 2000, currently available in one configuration. Both the 30-kilowatt and 60-kilowatt units can be used for a variety of power applications. For example, our 30-kilowatt unit provides power sufficient to operate a typical convenience store. A typical fast food restaurant requires approximately 90 kilowatts of power and could be powered by three 30-kilowatt units or a 60-kilowatt unit used in combination with a 30-kilowatt unit.

TARGET MARKETS

     The fundamental need for power, along with the global deregulation of the electric power industry, an increasing need for better power quality and reliability and significant advances in power technology, are creating many new opportunities for Capstone MicroTurbine systems.

STATIONARY APPLICATIONS

     We believe the stationary applications for our microturbines are extremely broad, either on a stand-alone basis or connected to the electric utility grid, because of our microturbines' ability to adapt to fuels, load variations, and various climates while operating in an environmentally friendly manner. We have initially targeted markets which we believe will identify and employ our product attributes quickly. As levels of acceptance and volumes increase, we expect to enter larger, more diverse markets. Our initial target markets include:

     - Resource Recovery

       Oil and gas production creates fuel byproducts that traditionally have been released or burned into the atmosphere. Capstone MicroTurbines can burn these otherwise wasted gases, including gas with high sulfur content, with minimal emissions and produce on-site electricity for these activities. Our microturbines can also burn gas released from landfills and gas produced from sludge digestion.

     - Micro-Cogeneration/Combined Heat and Power

       Using both the heat and electricity from the combustion of fuel improves the overall efficiency of the generation process and can provide a comprehensive solution to a customer's energy needs. Uses for the heat include space heating, air conditioning and heating and cooling water. We have identified the Japanese market as the most receptive for these applications in the near term.

     - Back-up and Standby Power/Peak Shaving

       Many commercial and small industrial customers in developed countries could reduce their electricity costs and/or improve their reliability of electric power supply by installing a Capstone MicroTurbine to meet some or all of their needs as a back-up power source. In addition, end users also can use our microturbines to avoid temporary spikes in power prices by producing their own power during periods when power demand and power costs are high, known in the industry as peak shaving.

         -- Power Quality and Reliability

            An important and rapidly growing sector within the back-up and standby power/peak shaving market is power quality and reliability. Consumers worldwide, particularly industrial and commercial users, are increasingly using power for digital based processes. These systems are extremely intolerant of disturbances in their power supply. Even momentary disruptions can cause material economic loss. We believe that Capstone MicroTurbines have applications in this market due to their operating flexibility, low emissions and modular form. Our products can provide support for extended outages on a cost effective basis.

     - Developing Regions

       Much of the world's population does not have access to electric power. Utilities can install Capstone MicroTurbines at the end of the electric utility grid to avoid building costly power lines. Additionally, our microturbine can be a primary, stand-alone power source which burns a variety of gaseous or liquid fuels.

HYBRID ELECTRIC VEHICLES

     We believe that the hybrid electric vehicle market currently represents a significant opportunity and will expand as governments and consumers demand cost-efficient, reliable and environmentally friendly vehicles, particularly in urban areas. The recent ban on diesel buses imposed by the City of Los Angeles is indicative of this trend. In October 2000, we entered into a joint development agreement with Hyundai Motor Company to demonstrate the feasibility of integrating our microturbine technology into Hyundai sport utility vehicles and buses.

OUR STRATEGY

     Our objective is to remain a leading worldwide developer and supplier of microturbine technology for the stationary power generation and hybrid electric vehicle markets. Key elements of our strategy include the following:

     - We believe the most effective way to penetrate our target markets is with a business-to-business distribution strategy. We are forging alliances with key distribution partners worldwide.

     - We shipped the first commercial model of our family of 60-kilowatt microturbine systems in September 2000. We intend to develop microturbine families with power outputs of up to 125+ kilowatts. We also intend to continue our research and development efforts to enhance our current products.

     - We believe that a policy of actively protecting our patents and other intellectual property is an important component of our strategy to remain the leader in microturbine technology and will provide us a long-term competitive advantage.

     - We expect our unit production costs and prices to decline substantially as volumes increase. Our strategy is to use low cost materials and to outsource all non-proprietary hardware and electronics to achieve high volume, low cost production targets. We are pursuing a "tier one" supply strategy whereby vendors are responsible for the supply of complete subassemblies made up of parts purchased from other vendors. We will retain manufacturing control over our proprietary air-bearing and combustion components. We will begin to manufacture recuperator cores over the course of the next nine to twelve months.

     - We intend to minimize our financial and operational risk by maintaining adequate capitalization levels.

     - We intend to continue to add key personnel to complement our strong management team, which has significant industry expertise.

                                  THE OFFERING

Shares offered by us....................     714,286 shares

Shares offered by the selling
stockholders............................     4,285,714 shares

Total...................................     5,000,000 shares

Common stock to be outstanding after
this offering...........................     75,652,888 shares

Use of proceeds.........................     Our net proceeds from this offering
                                             are estimated to be approximately
                                             $19.7 million. We will use the net
                                             proceeds for recuperator core
                                             manufacturing activities. We will
                                             not receive any proceeds from the
                                             sale of the common stock by the
                                             selling stockholders. See "Use of
                                             Proceeds."

Nasdaq National Market symbol...........     CPST

     The number of shares of our common stock that will be outstanding after this offering:

     - includes 74,938,602 shares outstanding as of September 30, 2000; and

     - excludes up to 9,207,727 shares of common stock either underlying options granted or available for issue under our stock option plans, some of which will be exercised in connection with this offering, and 900,000 shares reserved for issuance under our employee stock purchase plans.

     Unless otherwise indicated, all information in this prospectus assumes the underwriters option to purchase additional shares in this offering will not be exercised.

                            ------------------------

     We were incorporated in California in 1988. We reincorporated in Delaware on June 22, 2000. Our principal executive offices are located at 21211 Nordhoff Street, Chatsworth, California 91311. Our telephone number is (818) 734-5300. Our internet address is www.capstoneturbine.com. This internet address is provided for informational purposes only and is not intended to be useable as a hyperlink. The information at this internet address is not a part of this prospectus.

     The name Capstone and the Turbine Blade logo are trademarks that belong to us. This prospectus also contains the names of other entities which are the property of their respective owners.

                         SUMMARY FINANCIAL INFORMATION

                                                                                              NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                 -----------------------------
                                  ---------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                   1995       1996       1997       1998       1999         1999            2000
                                  -------   --------   --------   --------   --------   -------------   -------------
                                                    (IN THOUSANDS)                       (UNAUDITED)     (UNAUDITED)
STATEMENT OF OPERATIONS:
Total revenues..................  $   920   $  1,462   $  1,623   $     84   $  6,694     $  1,315        $ 16,029
Cost of goods sold..............      199      2,179      8,147      5,335     15,629        4,570          20,658
                                  -------   --------   --------   --------   --------     --------        --------
  Gross profit (loss)...........      721       (717)    (6,524)    (5,251)    (8,935)      (3,255)         (4,629)
Operating costs and expenses:
  Research and development......    4,796      8,599     13,281     19,019      9,151        6,681           8,416
  Selling, general and
    administrative..............    1,878      3,585     10,946     10,257     11,191        7,818          17,264
                                  -------   --------   --------   --------   --------     --------        --------
  Income (loss) from
    operations..................   (5,953)   (12,901)   (30,751)   (34,527)   (29,277)     (17,754)        (30,309)
    Net income (loss)...........  $(5,957)  $(12,595)  $(30,553)  $(33,073)  $(29,530)    $(17,863)       $(25,067)
                                  =======   ========   ========   ========   ========     ========        ========

                                                                                              NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,                  -----------------------------
                                -----------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                  1995       1996       1997       1998       1999          1999            2000
                                --------   --------   --------   --------   ---------   -------------   -------------
                                                   (IN THOUSANDS)                        (UNAUDITED)     (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.....  $    525   $  1,464   $ 44,563   $  4,943   $   6,858     $   4,454       $229,783
Working capital...............       255      1,773     41,431      6,919       6,294        10,140        225,428
Total assets..................     1,351      6,820     56,989     25,770      36,927        28,397        289,516
Capital lease obligations.....        --        846      1,885      4,449       5,899         5,164          5,963
Long-term debt................        --         --         --         --          --            --             --
Redeemable preferred stock....    11,242     25,975     99,720    101,624     156,469       125,716             --
Stockholders'
  (deficiency)/equity.........   (11,371)   (24,176)   (56,057)   (91,151)   (144,225)     (112,543)       264,819
Total liabilities and
  stockholders' equity........  $  1,351   $  6,820   $ 56,989   $ 25,770   $  36,927     $  28,397       $289,516

                                  RISK FACTORS

     You should carefully consider the following risks and all other information in this prospectus before deciding to invest in our common stock.

RISKS RELATING TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY CHARACTERIZED BY NET LOSSES, WE ANTICIPATE CONTINUED LOSSES THROUGH AT LEAST 2001 AND WE MAY NEVER BECOME PROFITABLE

     Since our inception in 1988, we have reported net losses for each year. Our net losses were $30.6 million in 1997, $33.1 million in 1998, $29.5 million in 1999, and $25.1 million for the nine months ended September 30, 2000. We anticipate incurring additional net losses through at least 2001. Since inception through September 30, 2000, we have recorded cumulative losses of approximately $141.5 million. We have only been commercially producing Capstone MicroTurbines since December 1998 and have made only limited sales to date. Also, because we are in the early stages of selling our products, we have relatively few customers. Even if we do achieve profitability, we may be unable to increase our sales and sustain or increase our profitability in the future.

A MASS MARKET FOR MICROTURBINES MAY NEVER DEVELOP OR MAY TAKE LONGER TO DEVELOP THAN WE ANTICIPATE, WHICH WOULD ADVERSELY IMPACT OUR REVENUES AND PROFITABILITY

     Our products represent an emerging market, and we do not know whether our targeted customers will accept our technology or will purchase our products in sufficient quantities to grow our business. If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we have incurred to develop our products, we may be unable to meet our operational expenses and we may be unable to achieve profitability. The development of a mass market for our systems may be impacted by many factors which are out of our control, including:

     - the cost competitiveness of our microturbines;

     - the future costs and availability of fuels used by our microturbines;

     - consumer reluctance to try a new product;

     - consumer perceptions of our microturbines' safety;

     - regulatory requirements; and

     - the emergence of newer, more competitive technologies and products.

IF WE ARE UNABLE TO MANUFACTURE RECUPERATOR CORES INTERNALLY, OUR ASSEMBLY AND PRODUCTION OF MICROTURBINES MAY SUFFER DELAYS AND INTERRUPTIONS

     Solar Turbines Incorporated has been our sole supplier of recuperator cores, which are heat exchangers that preheat incoming air before it enters the combustion chamber and are an essential component of our microturbines. Solar is a wholly-owned subsidiary of Caterpillar Inc. At present we are not aware of any other suppliers which could produce these cores to our specifications within our time requirements. In September 2000, we exercised contractual rights to begin using Solar's intellectual property to manufacture recuperator cores ourselves. We estimate that the transition from purchasing recuperator cores from Solar to manufacturing them ourselves will take approximately nine to twelve months to complete. However, since we have never manufactured recuperator cores, the transition period may be longer. We cannot assure you that this transition will be without disruption. Any delays or disruptions in this transition process may result in interruptions to the assembly and shipment of our products. Also, we cannot assure you that Solar will honor the license agreement, that a court would enforce it, or that we will be able to meet our obligations under it. If we had to develop and produce our own recuperator cores without using Solar's intellectual property, we estimate it could take up to three years to begin production.

WE MAY NOT BE ABLE TO CONTROL OUR WARRANTY EXPOSURE AND OUR WARRANTY RESERVE MAY NOT BE SUFFICIENT TO MEET OUR WARRANTY EXPENSE, WHICH COULD IMPAIR OUR FINANCIAL CONDITION

     We sell our products with warranties. However, these warranties vary from product to product with respect to the time period covered and the extent of the warranty protection. Malfunctions of our product could expose us to significant warranty expenses. Because we are in the early stages of production and few of our products have completed a full warranty term, we cannot be certain that we have adequately determined our warranty exposure. Moreover, as we develop new configurations for our microturbines or as our customers place existing configurations in commercial use for long periods of time, we expect to experience product malfunctions that cause our products to fall substantially below our 98% availability target level. While our microturbines have often achieved this availability target when using high pressure natural gas, we are still working to achieve this availability target across all of our units and for all fuel sources. We recorded a warranty reserve charge of $4.1 million or 26% of revenue for the nine months ended September 30, 2000 and $2.6 million or 39% of revenue for the year ended December 31, 1999. While management believes that the warranty reserve is reasonable, there can be no assurance that the reserve will be sufficient to cover our warranty expenses in the future. Although we attempt to reduce our risk of warranty claims through warranty disclaimers, we cannot assure you that our efforts will effectively limit our liability. Any significant incurrence of warranty expense could have a material adverse effect on our financial condition.

WE MAY NOT BE ABLE TO RETAIN KEY MANAGEMENT AND THE LOSS OF KEY MANAGEMENT COULD PREVENT EFFECTIVE IMPLEMENTATION OF OUR EXPANSION PLAN

     Our success depends in significant part upon the continued service of key management personnel, such as Dr. Ake Almgren, our Chief Executive Officer, Mr. Jeffrey Watts, our Chief Financial Officer, and Mr. William Treece, our Senior Vice President of Strategic Technology Development. Currently, the competition for qualified personnel is intense and we cannot assure you that we can retain our existing management team. The loss of Dr. Almgren, Mr. Watts, Mr. Treece or any other key management personnel could materially adversely affect our operations.

WE MAY NOT BE ABLE TO HIRE AND RETAIN THE TECHNICAL PERSONNEL NECESSARY TO BUILD OUR PRODUCTS, WHICH COULD DELAY PRODUCT DEVELOPMENT AND LOWER PRODUCTION

     We have historically experienced, and expect to continue to experience, delays in filling technical positions. Competition is intense for qualified technical personnel, and in particular skilled engineers. As a result, we may not be able to hire and retain engineering personnel that we need. Our failure to do so could delay product development cycles, affect the quality of our products, reduce the number of microturbines we can produce and/or otherwise negatively affect our business.

IF WE DO NOT EFFECTIVELY IMPLEMENT OUR SALES AND MARKETING EXPANSION PROGRAM, OUR SALES WILL NOT GROW AND OUR PROFITABILITY WILL SUFFER

     We need to increase our internal sales and marketing staff in order to enhance our sales efforts. We cannot assure you that the expense of such internal expansion will not exceed the net revenues generated, or that our sales and marketing team will successfully compete against the more extensive and well-funded sales and marketing operations of our current and future competitors. In addition, to grow our sales, we have begun to hire new management team members to provide more sales and marketing expertise. Since these management team members will not have a proven track record with us, we cannot assure you that they will be successful in overseeing their functional areas. Our inability to recruit, or our loss of, important sales and marketing personnel, or the inability of new sales personnel to effectively sell and market our microturbine systems could materially adversely affect our business and results of operations.

WE MAY NOT BE ABLE TO ESTABLISH STRATEGIC MARKETING RELATIONSHIPS, IN WHICH CASE OUR SALES WOULD NOT INCREASE AS EXPECTED

     We are in the early stages of developing our distribution network. In order to expand our customer base, we believe that we must enter into strategic marketing alliances or similar collaborative relationships, in which we ally ourselves with companies that have particular expertise in or more extensive access to desirable markets. Providing volume price discounts and other allowances along with significant costs incurred in customizing our products may reduce the potential profitability of these relationships. We may not be able to identify appropriate distributors on a timely basis, and we cannot assure you that the distributors with which we partner will focus adequate resources on selling our products or will be successful in selling them. In addition, we cannot assure you that we will be able to negotiate collaborative relationships on favorable terms or at all. The lack of success of our collaborators in marketing our products may adversely affect our financial condition and results of operations.

WE HAVE LIMITED EXPERIENCE IN INTERNATIONAL SALES AND MAY NOT SUCCEED IN GROWING OUR INTERNATIONAL SALES

     We have limited experience in international sales and will depend on our international marketing partners for these sales. Most of our marketing partnerships are recently created and, accordingly, may not achieve the results that we expect. If a dispute arises between us and any of our partners, we may not achieve our desired sales results and we may be delayed or completely fail to penetrate some international markets, and our revenue and operations could be materially adversely affected. Any inability to obtain foreign regulatory approvals or quality standard certifications on a timely basis could negatively impact our business and results of operations. Also, as we seek to expand into the international markets, customers may have difficulty or be unable to integrate our products into their existing systems. As a result, our products may require redesign. In addition, we may be subject to a variety of other risks associated with international business, including:

     - delays in establishing international distribution channels;

     - difficulties in collecting international accounts receivables;

     - difficulties in complying with foreign regulatory and commercial requirements;

     - increased costs associated with maintaining international marketing efforts;

     - compliance with U.S. Department of Commerce export controls;

     - increases in duty rates;

     - the introduction of non-tariff trade barriers;

     - fluctuations in currency exchange rates;

     - political and economic instability; and

     - difficulties in enforcement of intellectual property rights.

THE 60-KILOWATT CAPSTONE MICROTURBINE MAY NOT REACH THE LEVEL OF SALES WE ANTICIPATE OR IT MAY ERODE SALES OF OUR 30-KILOWATT UNIT

     The successful launch of our next generation 60-kilowatt family of microturbines, the Capstone 60, is very important to our market penetration strategy. Factors that could hinder the successful launch of our Capstone 60 microturbine include potential engineering, production or performance problems, including problems in developing the ability to operate on multiple fuels or in multiple modes of operation, and an unstable supply or unsatisfactory quality of components from vendors. We cannot guarantee you that demand for our 60-kilowatt unit will develop or that if it does develop, that it will not diminish over time. It is also possible that production of the 60-kilowatt unit could replace or diminish the sales of our 30-kilowatt unit. If so, our results of operations could be adversely affected.

WE MAY BE UNABLE TO FUND OUR FUTURE OPERATING REQUIREMENTS, WHICH COULD FORCE US TO CURTAIL OUR OPERATIONS

     We are a capital intensive company and may need additional financing to fund our operations. In the first nine months of 2000, our net cash used in operations was $15.4 million and our net cash used in investing activities totaled $22.5 million. As of September 30, 2000, we had approximately $229.8 million in cash and cash equivalents on hand. Our future capital requirements will depend on many factors, including our ability to successfully market and sell our products. To the extent that the funds generated by this offering are insufficient to fund our future operating requirements, we will need to raise additional funds, through further public or private equity or debt financings. These financings may not be available or, if available, may be on terms that are not favorable to us and could result in further dilution to our stockholders. Downturns in worldwide capital markets may also impede our ability to raise additional capital on favorable terms or at all. If adequate capital is not available to us, we would likely be required to significantly curtail or possibly even cease our operations.

WE MAY NOT BE ABLE TO EFFECTIVELY PREDICT OR REACT TO RAPID TECHNOLOGICAL CHANGES THAT COULD RENDER OUR PRODUCTS OBSOLETE

     The market for our products is characterized by rapidly changing technologies, extensive research and new product introductions. We believe that our future success will depend in large part upon our ability to enhance our existing products and to develop, introduce and market new products. As a result, we expect to continue to make a significant investment in product development. We have in the past experienced setbacks in the development of our products and our anticipated roll out of our products has accordingly been delayed. If we are unable to develop and introduce new products or enhancements to our existing products that satisfy customer needs and address technological changes in target markets in a timely manner, our products will become noncompetitive or obsolete.

WE MAY NOT BE ABLE TO EFFECTIVELY MANAGE OUR GROWTH OR IMPROVE OUR MANAGEMENT INFORMATION SYSTEMS, WHICH WOULD IMPAIR OUR PROFITABILITY

     If we are successful in executing our business plan, we will experience growth in our business that could place a significant strain on our management and other resources. Our ability to manage our growth will require us to continue to improve our operational, financial and management information systems, to implement new systems and to motivate and effectively manage our employees. We cannot assure that our management will be able to effectively manage this growth.

WE MAY NOT EFFECTIVELY EXPAND OUR PRODUCTION CAPABILITIES, WHICH WOULD NEGATIVELY IMPACT OUR SALES

     We anticipate a significant increase in our business operations which will require expansion of our internal and external production capabilities. We may experience delays or problems in our expected production expansion that could significantly impact our business. Several factors could delay or prevent our expected production expansion, including our:

     - inability to purchase parts or components in adequate quantities or sufficient quality;

     - failure to increase our assembly and test operations;

     - failure to hire and train additional personnel;

     - failure to develop and implement manufacturing processes and equipment;

     - inability to find and train proper partner companies in other countries with whom we can build product distribution, marketing or development relationships;

     - inability to manufacture recuperator cores on schedule, in quantities or with the quality that we require; and

     - inability to acquire new space for additional production capacity.

WE MAY NOT ACHIEVE PRODUCTION COST REDUCTIONS NECESSARY TO COMPETITIVELY PRICE OUR PRODUCT, WHICH WOULD IMPAIR OUR SALES

     We believe that we will need to reduce the unit production cost of our products over time to maintain our ability to offer competitively priced products. Our ability to achieve cost reductions will depend on low cost design enhancements, obtaining necessary tooling and favorable vendor contracts, as well as increasing sales volumes so we can achieve economies of scale. We cannot assure you that we will be able to achieve any production cost reductions.

OUR SUPPLIERS AND MANUFACTURERS MAY NOT SUPPLY US WITH A SUFFICIENT AMOUNT OF COMPONENTS OR COMPONENTS OF ADEQUATE QUALITY, AND WE MAY NOT BE ABLE TO PRODUCE OUR PRODUCT

     We depend on sole or limited source suppliers for key components of our products, and if we are unable to obtain these components on a timely basis, we will not be able to deliver our products to customers. Also, we cannot guarantee that any of the parts or components that we purchase, if available at all, will be of adequate quality or that the prices we pay for these parts or components will not increase. For example, there is currently an industry-wide shortage of several electronic components, some of which we use in our products. We may experience delays in production of our Capstone MicroTurbines if we fail to identify alternate vendors, or any parts supply is interrupted or reduced or there is a significant increase in production costs, each of which could materially adversely affect our business and operations.

OUR PRODUCTS INVOLVE A LENGTHY SALES CYCLE AND WE MAY NOT ANTICIPATE SALES LEVELS APPROPRIATELY, WHICH COULD IMPAIR OUR PROFITABILITY

     The sale of our products typically involves a significant commitment of capital by customers, with the attendant delays frequently associated with large capital expenditures. We are targeting, in part, customers in the utility industry, which generally commit to a larger number of products when ordering and which have a lengthy process for approving capital expenditures. We have also targeted the hybrid electric vehicle market, which requires a significant amount of lead time due to implementation costs incurred. For these and other reasons, the sales cycle associated with our products is typically lengthy and subject to a number of significant risks over which we have little or no control. We expect to plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. If sales in any period fall significantly below anticipated levels, our financial condition and results of operations could suffer. In addition, our operating expenses are based on anticipated sales levels, and a high percentage of our expenses are generally fixed in the short term. As a result of these factors, a small fluctuation in timing of sales can cause operating results to vary from period to period.

WE FACE POTENTIAL SIGNIFICANT FLUCTUATIONS IN OPERATING RESULTS, WHICH COULD IMPACT OUR STOCK PRICE

     A number of factors could affect our operating results and thereby impact our stock price, including:

     - the timing of the introduction or enhancement of products by us or our competitors;

     - our reliance on a small number of customers;

     - the size, timing and shipment of individual orders;

     - market acceptance of new products;

     - potential delays in production as a result of the commencement of our manufacturing of recuperator cores;

     - customers delaying orders of our products because of the anticipated release of new products by us;

     - changes in our operating expenses, the mix of products sold, or product pricing;

     - the ability of our suppliers to deliver quality parts when we need them;

     - development of our direct and indirect sales channels;

     - loss of key personnel;

     - political unrest or changes in the trade policies, tariffs or other regulations of countries in which we do business that could lower demand for our products; and

     - changes in market prices for natural resources that could lower the desirability of our products.

Because we are in the early stages of selling our products, with relatively few customers, we expect our order flow to continue to be uneven from period to period. Because a significant portion of our expenses are fixed, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter.

POTENTIAL INTELLECTUAL PROPERTY, STOCKHOLDER OR OTHER LITIGATION MAY ADVERSELY IMPACT OUR BUSINESS

     Because of the nature of our business, we may face litigation relating to intellectual property matters, labor matters, product liability and stockholder disputes. Any litigation could be costly, divert management attention or result in increased costs of doing business. Although we intend to vigorously defend any future lawsuits, we cannot assure you that we would ultimately be successful. An adverse judgment could negatively impact the price of our common stock and our ability to obtain future financing on favorable terms or at all.

WE MAY BE EXPOSED TO PRODUCT LIABILITY OR OTHER TORT CLAIMS IF OUR PRODUCTS FAIL, WHICH COULD SUBJECT US TO LIABILITY AND ADVERSELY IMPACT OUR RESULTS OF OPERATIONS

     Potential customers will rely upon our products for critical energy needs. A malfunction or the inadequate design of our products could result in product liability or other tort claims. Our microturbines run at high speeds and high temperatures and use flammable fuels that are inherently dangerous substances. Accidents involving our products could lead to personal injury or physical damage. Although we attempt to reduce the risk of these types of losses through liability limitation clauses in our agreements, we cannot assure you that our efforts will effectively limit our liability. Any liability for damages resulting from malfunctions could be substantial and could materially adversely affect our business and results of operations. In addition, a well-publicized actual or perceived problem could adversely affect the market's perception of our products. This could result in a decline in demand for our products, which would materially adversely affect our financial condition and results of operations.

RISKS RELATING TO OUR INDUSTRY

OUR COMPETITORS, WHO HAVE SIGNIFICANTLY GREATER RESOURCES THAN WE HAVE, MAY BE ABLE TO ADAPT MORE QUICKLY TO NEW OR EMERGING TECHNOLOGIES OR TO DEVOTE GREATER RESOURCES TO THE PROMOTION AND SALE OF THEIR PRODUCTS, AND WE MAY BE UNABLE TO COMPETE EFFECTIVELY

     Our competitors include several well established companies that have substantially greater resources than we have and that benefit from larger economies of scale and worldwide presence. Honeywell (AlliedSignal), NREC (Ingersoll-Rand Company), and Elliot/General Electric Company are domestically based competitors of Capstone who we believe have microturbines in various stages of development. NREC (Ingersoll-Rand Company) has announced that it expects to begin to commercially ship microturbine units in 2001. In addition to these domestic microturbine competitors, AB Volvo and ABB Ltd. have a joint venture in Europe, called Turbec, to develop a microturbine. A number of other major automotive and industrial companies have in-house microturbine development efforts, including Ishikawajima-Harima Heavy Industries, Mitsubishi Heavy Industries, Ltd. and Turbo Genset Inc. We believe that all of these companies will eventually have products which will compete with our microturbines. Some of our competitors are currently developing and testing microturbines which they expect to produce greater amounts of power than Capstone MicroTurbines, ranging from 75 kilowatts up to 350 kilowatts, and which may have longer useful lives than Capstone MicroTurbines. Capstone MicroTurbines also compete with other existing technologies, including the electric utility grid, reciprocating engines, fuel cells, and solar and wind powered systems. Many of the competitors producing these technologies also have greater resources than we have. For instance, reciprocating engines are produced in part by Caterpillar Inc., Interstate Detroit Diesel and Cummins Inc. We cannot assure you that the market for distributed power generation products will not ultimately be dominated by technologies other than ours.

     Because of greater resources, some of our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the promotion and sale of their products than we can. We believe that developing and maintaining a competitive advantage will require continued investment by us in product development, manufacturing capability and sales and marketing. We cannot assure you that we will have sufficient resources to make the necessary investments to do so. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom we have strategic relationships. Accordingly, new competitors or alliances may emerge and rapidly acquire significant market share.

WE OPERATE IN A HIGHLY COMPETITIVE MARKET AND MAY NOT BE ABLE TO COMPETE EFFECTIVELY DUE TO FACTORS AFFECTING THE MARKET FOR OUR PRODUCTS

     The market for our products is highly competitive and is changing rapidly. We believe that the primary competitive factors affecting the market for our products include:

     - operating efficiency;

     - reliability;

     - product quality and performance;

     - life cycle costs;

     - development of new products and features;

     - quality and experience of sales, marketing and service organizations;

     - availability and price of fuel;

     - product price;

     - emissions levels;

     - name recognition; and

     - quality of distribution channels.

Several of these factors are outside our control. We cannot assure you that we will be able to compete successfully in the future with respect to these or any other competitive factors.

UTILITY COMPANIES COULD PLACE BARRIERS TO OUR ENTRY INTO THE MARKETPLACE AND WE MAY NOT BE ABLE TO EFFECTIVELY SELL OUR PRODUCT

     Utility companies commonly charge fees to industrial customers for disconnecting from the grid, for using less electricity, or for having the capacity to use power from the grid for back-up purposes. These types of fees could increase the cost to our potential customers of using our systems and could make our systems less desirable, thereby harming our revenue and profitability.

WE DEPEND ON OUR INTELLECTUAL PROPERTY TO MAKE OUR PRODUCTS COMPETITIVE AND IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, OUR BUSINESS WILL SUFFER

     We rely on a combination of patent, trade secret, copyright and trademark law, and nondisclosure agreements to establish and protect our intellectual property rights in our products. At September 30, 2000, we possessed 31 United States patents and two international patents and additional patents pending. In particular, we believe that our patents and patents pending for our air-bearing systems, digital power controller and our combustion systems are key to our business. We believe that, due to the rapid pace of technological innovation in turbine products, our ability to establish and maintain a position among the technology leaders in the industry depends on both our patents and other intellectual property and the skills of our development personnel. We cannot assure you that any patent, trademark, copyright or license owned or held by us will not be invalidated, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to us or that any of our future patent applications will be issued with the scope of the claims asserted by us, if at all. Further, we cannot assure you that third parties or competitors will not develop technologies that are similar or superior to our technology, including our air bearing technology, duplicate our technology or design around our patents. Also, another party may be able to reverse engineer our technology and discover our intellectual property and trade secrets. We may be subject to or may initiate proceedings in the U.S. Patent and Trademark Office, which can require significant financial and management resources. In addition, the laws of foreign countries in which our products are or may be developed, manufactured or sold may not protect our products and intellectual property rights to the same extent as the laws of the United States. Our inability to protect our intellectual property adequately could have a material adverse effect on our financial condition or results of operations.

IF WE ARE FOUND TO INFRINGE UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, WE MAY NOT BE ABLE TO PRODUCE OUR PRODUCTS OR MAY HAVE TO ENTER INTO COSTLY LICENSE AGREEMENTS

     Third parties may claim infringement by us with respect to past, current or future proprietary rights. In particular, Honeywell (AlliedSignal), Sundstrand Corporation and Solar Turbines Incorporated have patents in areas related to our business and core technologies. Any infringement claim, whether meritorious or not, could be time-consuming, result in costly litigation or arbitration and diversion of technical and management personnel or require us to develop non-infringing technology or to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all, and could significantly harm our business and operating results. Litigation may also be necessary in the future to enforce our patent or other intellectual property rights, to protect our trade secrets and to determine the validity and scope of proprietary rights of others. For example, in 1997, we were involved in a dispute with Honeywell (AlliedSignal) regarding various disputed intellectual property rights. We entered into a settlement agreement regarding these issues. These types of disputes could result in substantial costs and diversion of resources and could materially adversely affect our financial condition and results of operations.

WE OPERATE IN A HIGHLY REGULATED BUSINESS ENVIRONMENT AND CHANGES IN REGULATION COULD IMPOSE COSTS ON US OR MAKE OUR PRODUCTS LESS ECONOMICAL

     Our products are subject to federal, state, local and foreign laws and regulations, governing, among other things, emissions to air as well as laws relating to occupational health and safety. Regulatory agencies may impose special requirements for implementation and operation of our products (e.g., connection with the electric grid) or may significantly impact or even eliminate some of our target markets. We may incur material costs or liabilities in complying with government regulations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations and requirements that may be adopted or imposed in the future. Furthermore, our potential utility customers must comply with numerous laws and regulations. The deregulation of the utility industry may also create challenges for our marketing efforts. For example, as part of electric utility deregulation, federal, state and local governmental authorities may impose transitional charges or exit fees which would make it less economical for some potential customers to switch to our products. Further, our ability to penetrate the Japanese market will depend on our receipt of approvals and changes to regulatory requirements surrounding power generation by Japan's Ministry of International Trade and Industry, or MITI. We can provide no assurances that we will be able to obtain these approvals and changes in a timely manner, or at all.

RISKS RELATING TO THIS OFFERING

A LARGE NUMBER OF SHARES OF OUR COMMON STOCK WILL BECOME AVAILABLE FOR SALE IN THE FUTURE, WHICH MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

     The market price of our common stock could decline as a result of sales of a large number of shares in the market after this offering or the perception that these sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of our common stock.

     There will be 75,652,888 shares of common stock outstanding immediately after this offering. Of these shares, the shares sold in this offering, along with the shares sold in our initial public offering, will be freely transferable without restriction or further registration under the Securities Act of 1933, except for any shares purchased by our affiliates, sales of which will be limited by Rule 144 under the Securities Act. Holders of restricted shares generally will be entitled to sell these shares in the public market without registration either under Rule 144 or any other applicable exemption under the Securities Act. The holders of approximately 53.5 million shares of common stock have entered into agreements not to sell those securities for 90 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. Goldman, Sachs & Co. may, however, in its sole discretion, release all or any portion of the securities subject to those lock-up agreements. In addition, stockholders representing approximately an additional 6.1 million shares of common stock who are not participating in this offering but are parties to our investors rights agreement are restricted during this 90 day period from selling their shares of common stock.

     Immediately after this offering, the holders of approximately 56.8 million shares of common stock will have registration rights. If they exercise those rights, shares covered by a registration statement can be sold in the public market. After that registration statement is effective, shares issued upon exercise of stock options to persons other than affiliates will be eligible for resale in the public market without restriction, which could adversely affect our stock price. Absent registration, those shares could nevertheless be sold, subject to limitations on the manner of sale. Sales by affiliates could also occur, subject to limitations, under Rule 144 of the Securities Act.

     Fletcher Challenge Limited, through Awatea, one of our largest stockholders and a Fletcher Challenge controlled entity, currently holds approximately 8.1 million shares of our common stock. Fletcher Challenge has announced that as part of its corporate restructuring, it intends to sell a portion of its shares of our common stock, including the shares included in this offering by Awatea. All of the shares of our common stock held by Awatea, other than the shares to be sold in this offering, are the subject of an agreement with Goldman, Sachs & Co. restricting their transfer during a 90 day period following the date of this prospectus. Fletcher Challenge has also announced that, as part of its restructuring, it will sell or distribute to its shareholders all remaining shares of our common stock which it holds. Fletcher Challenge announced that it expects distribution of these shares to occur in the first quarter of 2001. If the sale and distribution of our shares were to occur, the market price of our common stock could decline as a result of the introduction of these shares into the public market.

THE MARKET PRICE OF OUR COMMON STOCK IS HIGHLY VOLATILE AND MAY DECLINE REGARDLESS OF OUR OPERATING PERFORMANCE

     The market price of our common stock is highly volatile. Factors that could cause fluctuation in our stock price may include, among other things:

     - actual or anticipated variations in quarterly operating results;

     - changes in financial estimates by securities analysts;

     - conditions or trends in our industry;

     - changes in the market valuations of other technology companies;

     - the listing for trading of options on our common stock;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;

     - capital commitments;

     - additions or departures of key personnel; and

     - sales of common stock.

     Many of these factors are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our operating performance.

BECAUSE A SMALL NUMBER OF STOCKHOLDERS OWN A SIGNIFICANT PERCENTAGE OF OUR COMMON STOCK, THEY MAY CONTROL ALL MAJOR CORPORATE DECISIONS AND OUR OTHER STOCKHOLDERS MAY NOT BE ABLE TO INFLUENCE THESE CORPORATE DECISIONS

     Following this offering, our eight executive officers and directors will beneficially own approximately 20% of our outstanding common stock. In addition, three other investors will beneficially own approximately 22% of our outstanding capital stock after this offering. If these parties act together, they can significantly influence the election of all directors and the approval of actions requiring the approval of a majority of our stockholders. The interests of our management or these investors could conflict with the interests of our other stockholders.

                           FORWARD-LOOKING STATEMENTS

     We have made statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus that are forward-looking statements. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. Forward-looking statements may also use different phrases. Forward-looking statements address, among other things:

     - our future expectations;

     - projections of our future results of operations or of our financial condition; and

     - other "forward-looking" information.

     We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or which we do not fully control that could cause actual results to differ materially from those expressed or implied by our forward-looking statements, including:

     - changes in general economic and business conditions and in the technology industry in particular;

     - changes in our business strategies;

     - product development delays;

     - changes in future levels of government funding; and

     - other factors discussed under "Risk Factors" and elsewhere.

                                USE OF PROCEEDS

     We estimate that the net proceeds to us from the sale of 714,286 shares of our common stock offered by us will be approximately $19.7 million, based on the initial price to public of $30.00 per share and after deducting the underwriting discounts and commissions and our estimated offering expenses. We estimate that our total net proceeds of approximately $19.7 million will be used for establishing and developing our recuperator core manufacturing activities.

     Pending their use, we will invest these proceeds in short-term investment-grade securities. We do not currently have any planned material acquisitions. Although we currently intend to use the proceeds as set forth above, management has broad discretion to vary the uses as it deems fit.

     The common stock offered by the selling stockholders is being sold by the selling stockholders for their own account, and we will not receive any of the proceeds from the sale of the selling stockholders' common stock.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any dividends.

     Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has been quoted on the Nasdaq National Market under the symbol "CPST" since our initial public offering on June 29, 2000. Prior to that time, there had not been a market for our common stock. The following table shows the high and low per share sales prices of our common stock as reported on The Nasdaq National Market for the periods indicated:

                                                                 COMMON STOCK
                                                                    PRICE
                                                              ------------------
                       FISCAL PERIOD                           HIGH        LOW
                       -------------                          -------    -------
Year Ended December 31, 2000
  Second Quarter (from June 29, 2000).......................  $51.750    $27.375
  Third Quarter.............................................  $98.500    $37.500
  Fourth Quarter (through November 16, 2000)................  $69.750    $30.000

     On November 16, 2000, the last reported sale price for our common stock on The Nasdaq National Market was $30.25. As of September 30, 2000, there were approximately 431 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth our actual and pro forma total capitalization at September 30, 2000. Our pro forma capitalization gives effect to:

     - the issuance and sale of the 714,286 shares of common stock offered by us in this offering; and

     - the application of the estimated net proceeds from the sale of our common stock payable to us based on an initial price to public of $30.00 per share and after deducting underwriting fees and estimated offering expenses.

                                                                  SEPTEMBER 30, 2000
                                                              --------------------------
                                                                ACTUAL        PRO FORMA
                                                              -----------    -----------
                                                              (IN THOUSANDS, UNAUDITED)
Current liabilities.........................................  $    20,155    $    20,155
Capitalized lease obligations, long term....................        4,381          4,381
Long-term debt..............................................            0              0
Other long-term liabilities.................................          161            161
Stockholders' (deficiency)/equity:
  Common stock..............................................           75             76
  Additional paid-in capital................................      495,818        515,531
  Accumulated deficit.......................................     (231,074)      (231,074)
                                                              -----------    -----------
     Total stockholders' (deficiency)/equity................      264,819        284,533
                                                              -----------    -----------
     Total capitalization...................................  $   289,516    $   309,230
                                                              ===========    ===========
Shares of common stock outstanding..........................   74,938,602     75,652,888

---------------
Our pro forma capitalization at September 30, 2000 set forth above excludes:

     - 1,801,478 shares issuable upon exercise of stock options issued, outstanding and exercisable at a weighted average exercise price of $0.76, some of which will be exercised in connection with this offering, plus an additional 3,686,360 shares issuable upon exercise of stock options issued and outstanding at a weighted average exercise price of $1.97, plus an additional 4,619,889 shares reserved for issuance in connection with future stock options and other incentive plans.

                       SELECTED HISTORICAL FINANCIAL DATA

     The selected financial data shown below for, and as of the end of, each of the years in the five-year period ended December 31, 1999 have been derived from the audited financial statements of Capstone. The income statement data for the years ended December 31, 1998 and 1999 and the balance sheet data at December 31, 1998 and 1999 have been derived from financial statements that have been audited by Deloitte & Touche LLP, independent auditors. The income statement data for the years ended December 31, 1995, 1996, and 1997 and the balance sheet data at December 31, 1995, 1996 and 1997 have been derived from financial statements that have been audited by other independent auditors. The selected financial data as of and for the nine months ended September 30, 1999 and 2000 are derived from unaudited financial statements which appear elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with our audited financial statements and include all adjustments, which are only normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for the unaudited periods. The historical results are not necessarily indicative of the operating results to be expected in the future. The selected financial data should be read in conjunction with "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus for the statement of operations for the years ended December 31, 1997, 1998, and 1999 and the nine months ended September 30, 1999 and 2000 and for the balance sheet data at December 31, 1998 and 1999 and September 30, 1999 and 2000.

                                                                                                    NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                  -----------------------------
                                       ----------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                         1995       1996       1997       1998       1999         1999            2000
                                       --------   --------   --------   --------   --------   -------------   -------------
                                                          (IN THOUSANDS)                       (UNAUDITED)     (UNAUDITED)
STATEMENT OF OPERATIONS:
Total revenues.......................  $    920   $  1,462   $  1,623   $     84   $  6,694     $   1,315       $ 16,029
Cost of goods sold...................       199      2,179      8,147      5,335     15,629         4,570         20,658
                                       --------   --------   --------   --------   --------     ---------       --------
  Gross profit (loss)................       721       (717)    (6,524)    (5,251)    (8,935)       (3,255)        (4,629)
Operating costs and expenses:
  Research and development...........     4,796      8,599     13,281     19,019      9,151         6,681          8,416
  Selling, general and
    administrative...................     1,878      3,585     10,946     10,257     11,191         7,818         17,264
                                       --------   --------   --------   --------   --------     ---------       --------
  Income (loss) from operations......    (5,953)   (12,901)   (30,751)   (34,527)   (29,277)      (17,754)       (30,309)
    Net income (loss)................  $ (5,957)  $(12,595)  $(30,553)  $(33,073)  $(29,530)    $ (17,863)      $(25,067)
                                       ========   ========   ========   ========   ========     =========       ========
    Net income (loss) per share of
      common stock -- basic and
      diluted........................  $  (4.87)  $  (8.97)  $ (18.82)  $ (17.76)  $ (24.53)    $  (10.65)      $ (16.11)
                                       ========   ========   ========   ========   ========     =========       ========

                                                                                                    NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                  -----------------------------
                                       ----------------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                         1995       1996       1997       1998       1999         1999            2000
                                       --------   --------   --------   --------   --------   -------------   -------------
                                                          (IN THOUSANDS)                       (UNAUDITED)     (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents............  $    525   $  1,464   $ 44,563   $  4,943   $  6,858     $   4,454       $229,783
Working capital......................       255      1,773     41,431      6,919      6,294        10,140        225,428
Total assets.........................     1,351      6,820     56,989     25,770     36,927        28,397        289,516
Capital lease obligations............        --        846      1,885      4,449      5,899         5,164          5,963
Long-term debt.......................        --         --         --         --         --            --             --
Redeemable preferred stock...........    11,242     25,975     99,720    101,624    156,469       125,716             --
Stockholders' (deficiency)/equity....   (11,371)   (24,176)   (56,057)   (91,151)  (144,225)     (112,543)       264,819
Total liabilities and stockholders'
  equity.............................  $  1,351   $  6,820   $ 56,989   $ 25,770   $ 36,927     $  28,397       $289,516
                                       ========   ========   ========   ========   ========     =========       ========

     The following unaudited pro forma balance sheet data at September 30, 2000 reflects our receipt of the estimated net proceeds from the sale of 714,286 shares of common stock in this offering (based on an initial price to public of $30.00 per share), less underwriting fees, estimated expenses and the application of the estimated net proceeds.

                                                                    SEPTEMBER 30, 2000
                                                              ------------------------------
                                                                ACTUAL            PRO FORMA
                                                              -----------        -----------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $   229,783        $   249,497
Working capital.............................................      225,428            245,142
Total assets................................................      289,516            309,230
Capital lease obligations...................................        5,963              5,963
Long-term debt..............................................           --                 --
Stockholders' (deficiency)/equity...........................      264,819            284,533
Total liabilities and stockholders' equity..................  $   289,516        $   309,230
Shares of common stock outstanding..........................   74,938,602         75,652,888

     The pro forma balance sheet data at September 30, 2000, excludes:

     - 1,801,478 shares issuable upon exercise of stock options issued, outstanding and exercisable at a weighted average exercise price of $0.76, some of which will be exercised in connection with this offering, plus an additional 3,686,360 shares issuable upon exercise of stock options issued and outstanding at a weighted average exercise price of $1.97, plus an additional 4,619,889 shares reserved for issuance in connection with future stock options and other incentive plans.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Capstone develops, manufactures and markets microturbine technology for use in stationary, combined heat and power generation, resource recovery, hybrid electric vehicle, and other power and heat applications in the multi-billion dollar market for distributed power generation. Our microturbines provide power at the site of consumption and to hybrid electric vehicles that combine a primary source battery with an auxiliary power source, such as a microturbine, to enhance performance. We believe the simple and flexible design of our microturbines will enable our distributors and end users to develop an increasingly broad range of applications to fit their particular power needs. Capstone expects its microturbines to provide the commercial power generation industry with clean, multifunctional, and scalable distributed power sources.

     We began commercial sales of our units in 1998 targeting the emerging distributed generation industry that is being driven by fundamental changes in power requirements. We are currently focusing on strengthening our sales and marketing efforts, developing new products, acquiring intellectual property rights and expanding our manufacturing facilities, which will result in higher operating expenses. We intend to achieve long-run profitability through production efficiencies and economies of scale. Specifically, we have consolidated our administrative and production operations into one building, we are entering into new supplier contracts to reduce overall unit costs and we are developing new higher profit margin products.

     We sell complete microturbine units, subassemblies and components. Our microturbines can be fueled by natural gas, propane, sour gas, kerosene and diesel. We will continue investing significant resources to develop new products and enhancements, including enhancements that enable greater kilowatt power production, additional fuel capabilities and additional distributed power generation solutions such as co-generation applications.

     Since inception through September 30, 2000, we generated cumulative operating losses of approximately $141.5 million and we expect to continue to sustain operating losses through fiscal year 2001. Our sales cycles vary by application and geographic region, and in many cases require long lead times between identifying customer needs and providing commercially available solutions. As a result of anticipated increases in our operating expenses resulting from our expansion and the difficulty in forecasting revenue levels, we expect our quarterly performance to fluctuate. We are also a young company with respect to sales growth, and therefore period-to-period comparisons between years may not necessarily be meaningful.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2000 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1999

Revenues

     Revenues for the nine-months ended September 30, 2000 increased $14.7 million to $16.0 million compared to $1.3 million for the nine-months ended September 30, 1999. The increase in revenues is attributable to greater sales to a larger customer base, resulting from our expanding marketing efforts. Revenues for the nine-month periods ended September 30, 2000 and 1999 were derived almost entirely from unit sales of our 30-kilowatt products. These units were used for various commercial applications and operated using different fuel types. During the nine-months ended September 30, 2000, we shipped 548 units, an increase of 508 units over the 40 units we shipped in the nine months ended September 30, 1999. Our backlog of orders at September 30, 2000 was 890 units, as compared to 173 units at September 30, 1999. In September 2000, we shipped our first 60-kilowatt unit.

Gross Profit (Loss)

     Cost of goods sold includes direct material costs, assembly and testing, compensation and benefits, overhead allocations for facilities and administration, and warranty reserve charges. Our gross loss increased $1.3 million, or 39%, to ($4.6) million for the nine-months ended September 30, 2000 from a gross loss of ($3.3) million for the nine-months ended September 30, 1999. Gross loss as a percentage of revenues declined as production overhead costs were allocated over larger volumes of production. Costs for replacement parts and systems are charged against our warranty reserve, which is accrued through charges to costs of goods sold. The warranty reserve charge increased $3.5 million to $4.1 million for the nine-months ended September 30, 2000 from $622,000 for the nine-months ended September 30, 1999 due to an increase in unit shipments. Warranty charges continued to decline on a per unit basis, as we reduced our per unit warranty charge based on our actual warranty loss experience.

Research and Development

     Research and development expenses include compensation, the engineering department overhead allocations for administration and facilities, and material costs associated with development. Research and development expenses were for expanding the functionality of our 30-kilowatt family of products, development of the 60-kilowatt family of products and for next generation products. Research and development expenses for the nine-months ended September 30, 2000 increased $1.7 million, or 26%, to $8.4 million compared to $6.7 million for the nine-months ended September 30, 1999.

Selling, General and Administrative

     Selling, general, and administrative expenses include compensation and related expenses in support of our general corporate functions, which include human resources, finance and accounting, information systems and legal services. Selling, general, and administrative expenses for the nine-months ended September 30, 2000 increased $9.5 million, or 121%, to $17.3 million compared to $7.8 million for the nine-months ended September 30, 1999. The primary cause of the increase was 15 new employees and general overhead associated with our growth. $1.2 million of the increase was attributable to non-cash, stock-based compensation expense and $2.8 million to marketing rights amortization expense relating to the repurchase of marketing rights from Fletcher Challenge Limited. Stock-based compensation expenses will continue at least through 2004, as the expense is based on the vesting period of the underlying instruments. Marketing rights amortization expenses will continue through 2005, as the expense is being amortized over the original tenure of the contract.

Interest and Other Income (Expense)

     Interest and other income (expense) consists primarily of interest income earned on our cash and cash equivalents and interest charges in connection with our capital leases. Interest and other income (expense) for the nine-months ended September 30, 2000 increased $5.3 million to $5.2 million compared to ($108,000) for the nine-months ended September 30, 1999. The increase is primarily attributable to higher interest income from higher average investment balances due to the funds received from our Series G preferred stock issuance in February 2000 and our initial public offering in July 2000.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

Revenues

     Revenues in 1999 increased $6.6 million to $6.7 million from $84,000 for 1998. Commercial sales began in December 1998, and 1999 was the first complete fiscal year that commercial units were available. During 1999, we shipped 211 units on customer orders totaling 521 units. Our backlog of orders at December 31, 1999 was 310 units.

Gross Profit (Loss)

     In 1999, our gross loss increased $3.6 million, or 70%, to ($8.9) million for 1999 from a loss of ($5.3) million for 1998. The warranty reserve charge increased $2.3 million to $2.6 million for 1999 from $261,000 for 1998 primarily due to the increase in units shipped from three in 1998 to 211 in 1999. As of December 31, 1999, a warranty reserve of approximately $3.2 million had been accrued. The increases in warranty reserve charges were partially offset by decreased inventory writedowns. The increase in the warranty charge of $2.3 million represents approximately 65% of the total increase in gross loss from 1998 to 1999. The remaining increase in gross loss was primarily the result of substantially more unit shipments with a negative margin in 1999 versus 1998. (The negative margin resulted from fixed costs spread over a small number of units during early stage production.) Warranty charges decreased as a percentage of both revenues and direct material costs. In 1998, we recognized a charge of $4.2 million to writedown inventory to its estimated net realizable value. There was no similar charge in 1999. Additionally, the provision for inventory obsolescence increased $439,000, or 64%, to $1.1 million in 1999 from $681,000 in 1998.

Research and Development

     Research and development expenses decreased $9.9 million, or 52%, to $9.1 million for 1999 from $19.0 million for 1998. With the beginning of commercial production in 1999, a substantial portion of overhead allocable to research and development decreased along with other general research and development expenses associated with hardware and design.

Selling, General and Administrative

     Selling, general and administrative expenses increased $934,000, or 9%, to $11.2 million for 1999 from $10.3 million for 1998. This increase resulted primarily from higher compensation and overhead expenses associated with our general growth, including the development of our sales and marketing division. At December 31, 1999, we had 156 full-time employees, up from 115 at December 31, 1998. The growth in employees was primarily in operations which added 26 people and selling, general and administrative which added 13 people.

Interest and Other Income (Expense)

     Interest and other income (expense) decreased $1.7 million, or 117%, to ($252,000) for 1999 from $1.5 million for 1998. This decrease was due to lower interest earned on lower average investment balances available during 1999. In addition, higher outstanding capital lease balances resulted in higher interest expense charges.

Income Tax Provision

     At December 31, 1999, we had federal and state net operating loss carryforwards of approximately $105.7 million and $88.2 million, respectively, which may be utilized to reduce future federal taxable income through the year 2019, subject to limitations. Under the Tax Reform Act of 1996, the amounts of and benefit from net operating losses are subject to an annual limitation due to the ownership change limitations. We have provided a valuation allowance for 100% of our net deferred tax asset of $51.0 million at December 31, 1999.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

Revenues

     Revenues in 1998 and 1997 were derived from unit sales and contract revenues. Unit sales were primarily pre-commercial units delivered to customers for testing applications and integration into their own systems, while contract revenues were derived from reimbursements for government sponsored programs associated with engineering research and development. Sales decreased $1.5 million, or

95%, to $84,000 for 1998 from $1.6 million for 1997. Revenues in 1997 consisted of 40 units sold for new pre-commercial testing applications. Once we had a sufficient number of these pre-commercial units running, we reduced new shipments to monitor and improve the performance of those units. As a result, we only shipped three units in the first eleven months of 1998. Following the completion of our testing, we began selling commercial units in December 1998.

Gross Profit (Loss)

     In 1998, gross loss decreased $1.3 million, or 20%, to ($5.3) million for 1998 from ($6.5) million for 1997. The warranty reserve charge decreased $898,000 to $261,000 for 1998 from $1.2 million for 1997 primarily due to the decrease in units shipped from 40 in 1997 to three in 1998. Additionally, the provision for inventory obsolescence decreased $3.2 million, or 83%, to $681,000 in 1998 from $3.9 million in 1997. During 1998, we recognized a charge of $4.2 million to writedown inventory to its net realizable value. The writedown was due to a significant increase in the cost of a component part during 1998 which resulted in inventory cost exceeding the estimated net realizable value.

Research and Development

     Research and development expenses increased $5.7 million, or 43%, to $19.0 million for 1998 from $13.3 million for 1997. The increase in 1998 resulted primarily from expanded research and development efforts to initiate commercial development. In addition, lower hardware expenses were offset by higher engineering compensation costs.

Selling, General and Administrative

     Selling, general and administrative expenses decreased $689,000, or 6%, to $10.3 million for 1998 from $10.9 million for 1997. This decrease is primarily a result of higher shared cost expenses allocated to the engineering and production cost centers rather than to general and administrative cost centers. Shared costs expenses are allocated based on cost center personnel counts. The decrease was partially offset by higher compensation and facility expenses.

Interest and Other Income (Expense)

     Interest and other income (expense) increased $1.3 million to $1.5 million for 1998 from $199,000 for 1997. This increase resulted primarily from $564,000 in higher interest income from higher average investment balances due to the timing of funds received in an equity issuance.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

     The following table presents unaudited quarterly financial information for the eleven quarters ended September 30, 2000. This information was prepared in accordance with generally accepted accounting principles, and, in the opinion of management, contains all adjustments necessary for a fair presentation of such quarterly information when read in conjunction with the financial statements included elsewhere herein. As we increase commercial production, our operating results for any prior quarters may not necessarily indicate the results for any future periods.

                                           1998                                     1999                     2000
                          --------------------------------------   --------------------------------------   -------
                           FIRST    SECOND     THIRD     FOURTH     FIRST    SECOND     THIRD     FOURTH     FIRST
                          QUARTER   QUARTER   QUARTER   QUARTER    QUARTER   QUARTER   QUARTER   QUARTER    QUARTER
                          -------   -------   -------   --------   -------   -------   -------   --------   -------
                                                               (IN THOUSANDS)
Total revenues..........  $    30   $     8   $    --   $     46   $   222   $   334   $   759   $  5,379   $ 3,746
Cost of goods sold......       60        36       104      5,135     1,233     1,347     1,990     11,059     5,124
                          -------   -------   -------   --------   -------   -------   -------   --------   -------
 Gross profit (loss)....      (30)      (28)     (104)    (5,089)   (1,011)   (1,013)   (1,231)    (5,680)   (1,378)
Operating costs and
 expenses:
 Research and
   development..........    4,089     3,872     6,523      4,535     2,264     2,158     2,259      2,470     2,441
 Selling, general and
   administrative.......    2,209     2,173     3,291      2,584     2,502     2,568     2,748      3,373     4,384
                          -------   -------   -------   --------   -------   -------   -------   --------   -------
 Income (loss) from
   operations...........   (6,328)   (6,073)   (9,918)   (12,208)   (5,777)   (5,739)   (6,238)   (11,523)   (8,203)
 Net income (loss)......  $(5,726)  $(5,640)  $(9,609)  $(12,098)  $(5,785)  $(5,825)  $(6,253)  $(11,667)  $(7,811)
                          =======   =======   =======   ========   =======   =======   =======   ========   =======

                                 2000
                          -------------------
                           SECOND     THIRD
                          QUARTER    QUARTER
                          --------   --------
                            (IN THOUSANDS)
Total revenues..........  $  6,086   $  6,197
Cost of goods sold......     8,256      7,278
                          --------   --------
 Gross profit (loss)....    (2,170)    (1,081)
Operating costs and
 expenses:
 Research and
   development..........     3,022      2,953
 Selling, general and
   administrative.......     5,677      7,203
                          --------   --------
 Income (loss) from
   operations...........   (10,869)   (11,237)
 Net income (loss)......  $ (9,175)  $ (8,081)
                          ========   ========

     The increase in cost of goods sold in the fourth quarter of 1998 is primarily the result of a $4.2 million charge to writedown inventory to its net realizable value. The increase in sales, and respective cost of goods sold, in the third and fourth quarters of 1999 resulted from our increased sales efforts to bring our commercial units to market.

LIQUIDITY AND CAPITAL RESOURCES

     Our cash requirements depend on many factors, including our product development activities, our production expansion and our commercialization efforts. We expect to devote substantial capital resources to continue the development of our sales and marketing programs, to hire and train production staff, and to expand our research and development activities. We intend to incur approximately $22.0 million of expenditures in the next 24 months in connection with establishing a new facility for manufacturing recuperator cores. We believe that our current cash balances and the net proceeds from this offering will provide us with sufficient capital to fund operations at least through 2002.

     We have financed our operations primarily through private equity offerings and an initial public offering in July 2000. Through our initial public offering, we raised approximately $153.6 million in net proceeds. In our private equity financings, we raised $125.6 million through December 31, 1999 and an additional $137.5 million in February 2000. Our primary cash requirements have been to fund research and development, capital expenditures and production costs. Net cash used in operating activities was $25.7 million, $36.2 million, and $24.5 million for 1997, 1998 and 1999, respectively, and $15.4 million through the third quarter of 2000. We have invested proceeds from the issuances of securities to provide liquidity for operations and for capital preservation. In addition, we use capital lease commitments to sell and leaseback various fixed assets.

     Pursuant to existing leasing arrangements, as of December 31, 1999, we had $4.9 million outstanding under our lease line with Transamerica, $1.0 million outstanding to Finova and $22,000 outstanding to other leasing institutions. As of September 30, 2000, we had $5.4 million outstanding under our lease line with Transamerica, $552,000 outstanding to Finova and $13,000 outstanding to other leasing institutions.

     In August 2000, we entered into a Transition Agreement and an Amended and Restated License Agreement with Solar Turbines, which grants to us a license to use certain intellectual property held by Solar in the manufacturing of recuperator cores. The Amended and Restated License Agreement has a seventeen year term and supersedes our previous agreement with Solar Turbines, pursuant to which we had $132.0 million of commitments to purchase components and subassembly units from Solar Turbines. Pursuant to the Transition Agreement, we are obligated to make an aggregate of $9.1 million in milestone payments to Solar through April 2001 for the purchase of materials, equipment, training and instruction on how to manufacture recuperator cores. Pursuant to the Amended and Restated License Agreement, we are required to pay Solar a per unit royalty.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN CURRENCY

     We currently develop products in the United States and market our products in North America, Europe and Asia. As a result, factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets could affect our financial results. As all of our sales and supplies are currently made in U.S. dollars, we do not utilize foreign exchange contracts to reduce our exposure to foreign currency fluctuations. We also have no foreign currency translations in our reported financial statements. In the future, as our customers and vendor bases expand, we anticipate that we will enter into transactions that are denominated in foreign currencies.

INTEREST

     We have no long-term debt outstanding and do not use any derivative instruments.

INFLATION

     We do not believe that inflation has had a material effect on our financial position or results of operations during the past three years. However, we cannot predict the future effects of inflation, including interest rate fluctuations and market fluctuations.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments. It requires the recognition of all derivatives as either assets or liabilities in the statement of position and measurement of the instruments at fair value. We are required to adopt SFAS No. 133, as amended, on January 1, 2001 and we are currently evaluating the impact on the financial statements.

     The Securities and Exchange Commission staff issued Staff Accounting Bulletin Number 101 -- Revenue Recognition in Financial Statements ("SAB 101") in December 1999. There was no impact on the Company's operating results as a result of its adoption of SAB 101.

                                    BUSINESS

     Capstone develops, designs, assembles and sells Capstone MicroTurbines for worldwide applications in the multibillion dollar markets for on-site power production, also known as distributed power generation, and for hybrid electric vehicles that combine a primary power source battery with an auxiliary power source, such as a microturbine, to enhance performance. We are the first company to offer a proven, commercially available power source using microturbine technology. Our 30-kilowatt and 60-kilowatt products are state-of-the-art systems designed to produce electricity for commercial and small industrial users. Our microturbines combine patented air-bearing technology, advanced combustion technology and sophisticated power electronics to form efficient and reliable electricity and heat production systems. Also, because of our advanced technology, our microturbines can operate by remote control. Our 30-kilowatt product can use a broad range of gaseous and liquid fuels in an environmentally friendly manner. We intend to develop similar configurations for our 60-kilowatt product.

     We are a leading worldwide developer and supplier of microturbine technology. As of September 30, 2000, we had shipped 761 commercial units, of which two were shipped during 1998, 211 were shipped during 1999 and 548 were shipped during the first three quarters of 2000, including 211 in the quarter ended September 30, 2000.

     Our commercial shipments have left us with a backlog of 890 units as of September 30, 2000, all of which are for delivery within twelve months. We expect our backlog of orders to be significant to our future operating results, and we believe we will be able to accommodate these and future orders. Additionally, we have purchase agreements for approximately 800 units, which we expect to deliver after September 30, 2001. Generally, firm purchase orders must be made every month and typically require a non-refundable downpayment of between 10% and 30%. In September 2000, we shipped the first commercial unit of our 60-kilowatt family of products.

     We believe stationary applications for our microturbines, both independent of or connected to the electric utility grid, are extremely broad. The primary stationary markets we intend to target include:

     - resource recovery -- using natural gas that is otherwise burned or released directly into the atmosphere to produce power;

     - micro-cogeneration/combined heat and power -- using both electricity and heat, for example, for space heating, air conditioning and chilling water, to maximize use of available energy;

     - back-up and standby power/peak shaving -- providing a reliable back-up power supply for increasingly electricity-dependent enterprises and self-generation during hours when electricity prices spike;

       -- power quality and reliability -- a rapidly growing sector within the back-up and standby power/peak shaving market focused on power quality and reliability requirements for users with extremely low tolerances for power interruptions; and

     - developing regions and other stationary power applications -- providing power in areas with limited infrastructure.

     We also have applied our technology to hybrid electric vehicles such as buses, industrial use and other passenger and commercial vehicles. Capstone MicroTurbine subassemblies are currently used in buses operating in U.S. cities such as Los Angeles, Atlanta, Chattanooga and Tempe and international cities such as Christchurch, New Zealand, and in tunnel carts and garbage trucks currently being developed in Japan. We recently signed an agreement with Hyundai Motor Corporation to demonstrate the feasibility of integrating our microturbine technology into Hyundai sport utility vehicles and buses.

     Since our microturbine systems and subassemblies can be used as a power source within larger energy "solutions" for our customers, we envision our distributors and end users developing more applications for our products over time. Our marketing strategy includes partnering with major companies with strong connections to local markets. Where appropriate, primarily in resource recovery applications, we intend to sell directly to the end user.

OUR PRODUCTS

     Capstone MicroTurbines are compact, environmentally friendly generators of electricity and heat. They operate on the same principle as a jet engine but can use a variety of commercially available fuels, such as natural gas, diesel, kerosene and propane, as well as previously unusable or underutilized fuels. For example, our 30-kilowatt product can operate on low British thermal unit gas, which is gas with low energy content, and can also operate on gas with a high amount of sulfur, commonly known as sour gas. The small size and relatively lightweight modular design of our microturbines allows for easy transportation and installation with minimal site preparation.

     Our microturbines incorporate three major design features:

     - patented air-bearing technology;

     - digital power electronics; and

     - advanced combustion technology.

     The air-bearing system allows our microturbines' single moving component to produce power without the need for typical petroleum-based lubrication. Air-bearings use a high-pressure field of air rather than petroleum lubricants, which reduces maintenance attributable to oil changes and lubricating bearings and improves reliability. Air-bearings also eliminate product malfunctions caused by the extreme build-up of heat on metal parts when conventional lubricants fail or are not replenished. The digital power controller manages critical functions and monitors over 200 operating parameters of the microturbine. For instance, the digital power controller controls the microturbine's speed, temperature and fuel flow and communicates with external computers and modems. All control functions are performed digitally, as opposed to using analog electronics. The digital power controller optimizes performance, resulting in lower emissions, higher reliability and consistent efficiency over a variable power demand range.

     Our Model 330 and Capstone 60 units are approximately the size of a large refrigerator. Our Model 330 generates approximately 30-kilowatts of electrical power which is enough power to run a convenience store, and approximately 300,000 kilojoules per hour of heat, enough energy to heat 20 gallons of water per minute with a 20 degree Fahrenheit heat rise. We have the ability to vary and modify our microturbines to accommodate a variety of applications and needs.

     Our strategy is to develop products that can operate:

     - connected to the electric utility grid;

     - on a stand-alone basis; or

     - in dual mode, where the microturbine operates connected to the grid or, when the grid is unavailable, the microturbine automatically disconnects itself from the grid and operates on a stand-alone basis.

     Our Model 330 family of microturbines is available in three operational modes: grid-connect, stand-alone and dual mode. In addition, each of our Model 330 units can be configured to operate on one of the following eight fuel types:

      - low pressure natural gas

      - high pressure natural gas

      - low British thermal unit gas

      - sour gas

      - gaseous propane

      - compressed natural gas

      - diesel

      - kerosene

     Three available operational modes, together with eight different fuel types, result in a total of 24 possible configurations for our Model 330, all of which are commercially available.

     In September 2000, we shipped the first commercial unit of our Capstone 60 family of microturbine systems, a unit using high-pressure natural gas in grid-connect mode. We intend to develop Capstone 60 units in all twenty-four of the configurations in which our 30-kilowatt units are available.

     We offer various accessories for our products including rotary gas compressors with digital controls, batteries with digital controls for stand-alone or dual-mode operation, packaging options, and miscellaneous parts such as frames, exhaust ducting and installation hardware, if required. We also sell microturbine components and subassemblies.

     Our 30-kilowatt microturbine systems have accumulated hundreds of thousands of hours of operation under varying climates and operating conditions. Our products have a target availability of 98%, that is, the units will be available to operate 98% of any given year. Our microturbines have often achieved this availability target when using high pressure natural gas, and we are working to achieve this availability target for other fuel sources.
PRODUCT DEVELOPMENT

     We have spent more than ten years and 300 man years of research and development to create a reliable, efficient generating system with broad fuel capabilities and power applications. Some of our important milestones and noticeable accomplishments include:

  DATE                              MILESTONE
  ----                              ---------
1988....   Capstone was organized to develop small single shaft gas
           turbines for heat and electricity generation applications in vehicles
1993....   Ben Rosen, then chairman of Compaq, and brother Harold
           Rosen, former vice president of Hughes Aircraft, invested, which resulted in a focus on microturbines for vehicle
           applications
1994....   Expanded development of microturbines for stationary
           distributed generation applications
1995....   Shipped first prototype microturbine to customers
1996....   Developed second generation microturbine and began field
           testing
1997....   First installation of a Capstone MicroTurbine subassembly
           set in a hybrid electric bus
           First microturbine subassembly operated with compressed
           natural gas in a hybrid electric vehicle
           Began development of the digital power controller
1998....   Shipped first commercial product, the Model 330
1999....   Achieved the ability to operate in stand-alone and dual
           modes and to burn sour gas
           Had approximately $7 million in revenue with 211 systems
           shipped and over 150 employees
2000....   Completed development of software which allowed for
           scalability
           Completed initial public offering of common stock
           Shipped first commercial unit of our Capstone 60 family of products
           Had approximately $16 million in revenue with 548 systems
           shipped and over 210 employees through September 30

TARGET MARKETS

STATIONARY POWER APPLICATIONS

     Worldwide stationary power generation applications vary from huge central stationary generating facilities, above 1,000 megawatts, down to back-up uses below 10 kilowatts. Historically, power generation in most developed countries such as the United States has been part of a regulated system. A number of developments related primarily to the deregulation of the industry as well as significant technology advances has broadened the range of power supply choices to customers. We believe our microturbines will be used in a variety of innovative electric power applications requiring less than 2 megawatts and more immediately in those requiring less than 300 kilowatts. Capstone has identified several markets with characteristics that we believe would value our inherently flexible, distributed electricity generating system. Stationary power applications for our microturbines include:

     - resource recovery;

     - micro-cogeneration/combined heat and power;

     - back-up and standby power/peak shaving;

       -- power quality and reliability; and

     - developing regions and other stationary power applications.

     Each of these markets will adopt our products at different rates depending upon several factors. We believe the resource recovery market generally and the combined heat and power market in Japan have properties that are conducive to the rapid acceptance of our microturbines. However, the combined heat and power market in North America as well as the back-up and standby power and peak shaving markets will take longer to penetrate due to changing competitive conditions and the deregulating electric utility environment.

Resource Recovery

     On a worldwide basis, there are thousands of locations where the production of fossil fuels and other extraction and production processes creates fuel byproducts which traditionally have been released or burned into the atmosphere. Our Model 330 microturbine can burn these waste gases with minimal emissions thereby avoiding the imposition of penalties incurred for pollution, while simultaneously producing electricity for use in the oil fields themselves. Our Model 330 has demonstrated effectiveness in this application and outperforms conventional combustion engines in a number of circumstances, including when the gas contains a high amount of sulfur. We intend to test our 60-kilowatt unit to confirm its functionality under the severe conditions involved in resource recovery operations.

     During 2000, we expect a substantial portion of our units sold into the resource recovery market to be used at oil and gas exploration and production sites. We have also identified gas released from landfills and gas produced from sludge digestion as well as seam gas from coal deposits as near term target markets for our product.

Micro-Cogeneration/Combined Heat and Power

     Micro-cogeneration, or combined heat and power, is an extensive market that seeks to use both the heat energy and electric energy produced in the generation process. Using the heat and electricity created from a single combustion process increases the efficiency of the system from approximately 30% to approximately 60%-70%. The increased operating efficiency reduces overall emissions and, through displacement of other separate systems, reduces variable production costs. The most prominent uses of heat energy include space heating and air conditioning, heating and cooling water, as well as drying and other applications.

     There are substantial existing markets for combined heat and power applications in western Europe, Japan, and other parts of Asia, in addition to an emerging market in North America. Many governments have encouraged more efficient use of the power generation process to reduce pollution and the cost of locally produced goods. Japan, which has some of the highest electric power costs in the world, has been particularly active in exploring innovative ways to improve the efficiency of generating electricity. To access this market, we have entered into agreements with four distributors including Active Power, Inc./Kanamoto Co. Ltd., Meidensha Corporation/Sumitomo Corporation, Mitsubishi Corporation and Takuma Co. Ltd., which have engineered combined heat and power packages that utilize the hot exhaust air of the microturbine for heating water.

     We believe that Capstone MicroTurbines provide an economic solution in markets similar to Japan for delivering clean power when and where it is needed without requiring a large capital investment. Capstone MicroTurbines and/or subassemblies incorporated into a more comprehensive energy package should allow us to penetrate these large and growing markets. In particular, we believe our microturbine's ability to accept a wide range of fuel options will enhance our market position and accelerate acceptance in these locations.

Back-up and Standby Power/Peak Shaving

     With the trends of continuing deregulation in the electric utility industry and increased reliance on sensitive digital electronics in day-to-day life, industrialized societies are increasingly demanding high quality, high reliability power. End-use customers with greater freedom of choice are investigating alternative power sources to protect their business operations and equipment from costly interruptions. Recent brown-outs and black-outs have demonstrated the need to ensure high reliability. Along with deregulation has come the initiation of competition in electricity generation and substantially increased electricity price volatility. Spot electricity prices in the midwest United States reached $8,000 per megawatt-hour during the summer of 1998 and $5,000 per megawatt-hour during the summer of 1999. We believe an increasing number of power marketers, energy service providers and end users will use alternative power sources to protect against temporary price spikes by "peak shaving" or self-generating when the price charged by the local utility company gets too high. These load management applications give the user a unilateral opportunity to reduce energy costs.

     Our 60-kilowatt microturbine, which we expect to be the primary product in these markets, will provide users great flexibility. The Capstone MicroTurbine system architecture allows any user to determine its interface with the local electric grid with minimal disruption. In applications where emissions, weight or vibration are important considerations, the microturbine also has a competitive advantage due to its low emissions and flexibility in siting. In addition, microturbines can be managed and monitored remotely, thereby reducing on-site maintenance costs.

     Utilities also can take advantage of Capstone MicroTurbines to avoid costly transmission and distribution system expansion or upgrades in uncertain growth or "weak" areas in the electric utility grid. These companies can place our microturbines where the electrical power is needed. The microturbines can supply power in conjunction with the power provided by the utility's standard generation and transmission equipment. Alternatively, the utility can use the microturbines to provide power during times when demand for power is at its highest, potentially reducing the need for expensive expansions to the central power plant. Rural electric cooperatives and electric utilities may use our microturbines as a stand-alone system to provide temporary or back-up power for specific applications or to provide primary power for remote needs.

      Power Quality and Reliability

         An important and rapidly growing sector within the back-up and standby power/peak shaving market is power quality and reliability. Due to the potentially catastrophic consequences of even momentary system failure, certain power users, such as high technology and information systems companies, require particularly high levels of reliability in their power service. Our microturbines can follow levels of demand and have low emissions, which we believe permits them to be configured in multiple unit arrays and used in combination to provide a highly reliable electricity generating system. We believe that customers with particularly low tolerances for power service interruptions, such as high technology and information systems companies, represent a significant and growing potential market for our microturbine products.

Developing Regions and Other Stationary Power Applications

     Many people in less developed countries do not have access to electric power. The ability of our microturbines to use a location's fuel of choice, for example kerosene, diesel or propane, will allow countries to use their available fuel source infrastructure more efficiently. We also have designed our microturbine to be a competitive, reliable primary power source alternative compared to diesel generators and other technologies that currently provide power to remote areas or areas with unreliable central generation. The Capstone MicroTurbine is the only commercially available microturbine that has demonstrated the ability to operate on a stand-alone basis, an attractive feature in locations lacking significant transmission infrastructure. This is due to our microturbines' "load following" characteristic, meaning that our microturbines are able to match power output to the served facility's need for power. In addition, while emissions have not been a large market issue in these developing regions, we believe any increases in environmental concerns or stricter emissions requirements would benefit us in the long run. Furthermore, remote commercial and industrial applications, including offshore oil and gas platform power, pipeline cathodic protection, and resort and rural area electrification, can use our microturbine effectively.

Hybrid Electric Vehicle Power Market

     We are actively pursuing the hybrid electric bus, industrial and other passenger and commercial electric vehicle markets for our microturbines and microturbine subassemblies. Hybrid electric vehicular applications of our microturbine are competitive due to low emissions and low cost per mile of operation. Using vehicles which recharge batteries at night reduces the cost of electricity consumed and helps to load balance the grid.

     We believe that the hybrid electric vehicle market segment represents a significant opportunity and will expand as governments and consumers demand cost-efficient, reliable and environmentally friendly mobile electric power, particularly in urban areas. Transit authorities have already demonstrated hybrid electric buses as a viable alternative to pure electric buses and to diesel buses which emit relatively high levels of emissions.

     Instead of working purely on a battery or other energy storage device, hybrid electric vehicles combine a primary power source battery with an auxiliary power source, such as a Capstone MicroTurbine, to enhance performance. The hybrid electric vehicles use electricity from the battery and the Capstone MicroTurbine recharges the battery on an as needed basis while in operation. These vehicles have many of the positive attributes of pure electric vehicles but provide the added benefits of longer operating periods and longer ranges than pure electric vehicles using current technology.

     Our microturbines have been used for over two years in vehicle applications. Our system has been designed into four different manufacturers' general production hybrid electric vehicle platforms which were put into service in the United States beginning in 1997. The Capstone MicroTurbine in one such hybrid electric vehicle application has logged more than 25,000 miles of operation in a municipal bus without significant maintenance while providing a cost-efficient, low emission alternative to higher cost, pure electric vehicles and higher emissions reciprocating engines. The two significant advantages of the microturbine as compared to the internal combustion engine are very low emissions and very low maintenance.

     In October 2000, we signed a joint development agreement with Hyundai Motor Company to pursue two vehicle development programs. The first, which is intended to be a demonstration project only, will test the feasibility and operation of our microturbines on the Hyundai Santa Fe, a sport utility vehicle. The first prototype model resulting from this project is expected to be produced in the first half of 2001. The second program, scheduled to commence after the initial test of the Santa Fe project, will involve the integration of our microturbines into a mid-size bus model that Hyundai currently manufactures and exports from Korea. We believe that the expansion of this application into Hyundai's commercial buses will occur beginning in 2002.

     Hybrid electric vehicles using the microturbine can recharge their batteries using power from the electric utility grid at night when demand for electricity is lowest, and use power generated by the microturbine during the day when demand for grid power is highest. Electric utilities can therefore benefit from the implementation of Capstone MicroTurbine-equipped hybrid electric vehicles as a means of balancing intra-day demand for electricity. We are pursuing a strategy of partnering with electric utilities to promote hybrid electric buses.

MICROTURBINE BENEFITS

MULTI-FUEL CAPABILITY

     The Capstone MicroTurbine design provides flexibility for use with a variety of possible fuels, including both gaseous and liquid fuels. This multi-fuel capability increases the number of applications and geographic locations in which our microturbines may be used. The Model 330 is currently capable of being configured for low pressure natural gas, high pressure natural gas, low British thermal unit gas like methane, high sulfur content (sour) gas, gaseous propane and compressed natural gas, as well as liquid fuels such as diesel and kerosene. Our initial Capstone 60 product uses high pressure natural gas. We are developing similar fuel configurations for our 60-kilowatt model.

COST COMPETITIVE

     We believe our microturbines are cost competitive in their target markets. In the exploration and production markets, environmental penalties incurred for flaring waste gas can be avoided by using our microturbines. Our low maintenance microturbines can burn wellhead gas directly off the casing head, avoiding any intermediary sulfur scrubbing devices, while competing devices require extra maintenance and additional intermediary devices to do the same. In the landfill gas digestion market, the microturbine can burn low British thermal unit and sour gas while requiring minimal maintenance relative to competing technologies, like reciprocating engines. In the coal seam gas market, our microturbines require substantially less maintenance than reciprocating engines. The ability of the microturbine to operate on a stand-alone basis allows for less capital expenditures compared to the electric utility grid, which requires up-front capital expenditures for additional distribution and transmission lines. In combined heat and power applications, the microturbine's efficiency is approximately 60 - 70% compared to approximately 30% efficiency when used only to generate electricity. In the hybrid electric vehicle market, our microturbine results in lower costs per mile, lower emissions, and load balancing of the grid for electric utilities.

     Because the applications for our microturbines are extremely broad and the number of features which can influence capital cost is also large, estimates of energy generation costs per kilowatt hour vary substantially depending on assumptions. When used in resource recovery applications, our microturbine operates with gas not otherwise useable as fuel. In some cases, consuming this gas avoids environmental penalties. Assuming the units are grouped in operating groups of four and run approximately 90% of the year, we estimate the generation cost per kilowatt hour at slightly less than $0.047 per kilowatt hour. In combined heat and power applications where gas costs are approximately $4.00 per million British thermal units, we estimate the generation cost per kilowatt hour at approximately $0.084 per kilowatt hour. The generation costs are highly sensitive to the price of the fuel. Other applications including standby and peak shaving depend greatly on the specific set of circumstances confronting a potential end-user. Additionally, we believe that our new 60-kilowatt units will exhibit better operating characteristics and lower electrical generation costs than our 30-kilowatt units.

ENVIRONMENTALLY FRIENDLY

     In stationary power generation configurations, our digital power controlled combustion system produces less than nine parts per million per volume of emissions of nitrogen oxides and unburned hydrocarbons at full power when burning natural gas or propane, and less than 25 parts per million per volume of emissions when using diesel fuel. We believe that these emission levels are less than the emissions of any fossil fuel combustor without catalytic combustion or other emissions reduction equipment. Due to our patented air-bearing technology, our microturbines require no petroleum based lubricants, avoiding potential ground contamination caused by lubricants used by conventional reciprocating engines, turbines and other similar technologies. Also, because our system is air cooled, we avoid the use of toxic liquid coolants, such as glycol.

AVAILABILITY AND RELIABILITY

     Our microturbines provide both high availability and reliability when compared to other power generation alternatives. We designed the microturbine for a target availability of 98%. Our microturbines have often achieved this availability target when using high pressure natural gas, and we are working to achieve this availability target across all of our units and for other fuel sources.

MINIMAL MAINTENANCE

     Our patented air-bearing system, digital power controller and air cooled design significantly reduce the maintenance cost of our microturbines. The air bearings eliminate the need for lubrication, avoiding the need to change oil and individually lubricate ball bearings or other similar devices. The digital power controller's ability to continuously and remotely monitor our microturbine performance avoids regularly scheduled diagnostic maintenance costs. The air cooled design eliminates all of the maintenance related to liquid cooling systems utilized with conventional power electronics technology and generator cooling. Currently, the only scheduled maintenance for the Model 330 is periodic cleaning or changing of the intake air filter and fuel filters every 8,000 hours of operation and thermocouple, igniter and fuel injector inspection and possible replacement every 12,000 hours of operation. We expect scheduled maintenance for our 60-kilowatt unit to be similar.

REMOTE MONITORING AND OPERATING

     The digital power controller allows users to efficiently monitor our microturbines' performance, fuel input, power generation and time of operation in the field from off-site locations by telephonic hook-up. In addition, the operator can remotely turn the microturbine on and off, control the fuel flow and vary the power output.

FLEXIBLE CONFIGURATION

     Our Model 330 microturbine can be customized to serve a wide variety of operating requirements. It can be connected to the electric utility grid or operate on a stand-alone or dual mode basis. It can use a variety of fuel sources and can be readily integrated into combined heating and power applications. The microturbine can be sold either as a ready to use unit, or in component and subassembly form for repackaging to the ultimate end user. The microturbine can be operated as a single unit, or several units can be installed together and operated in parallel as one unit. We expect to develop our 60-kilowatt family of microturbines to be available for use in all of these configurations.

SCALEABLE POWER SYSTEM

     Our microturbines are designed to allow multiple units to run together to meet each customer's specific needs. This feature enables users to meet more precisely their growing power demand requirements and thereby manage their capital costs more efficiently.

RELATIVE EASE OF TRANSPORTATION AND INSTALLATION

     Our microturbines are easy to transport, install and relocate. Their small size allows great flexibility in siting. Our stationary systems in enclosures are approximately six feet tall and weigh between 900 and 1,500 pounds, depending upon model and optional equipment. Relative to competing technologies, our microturbines are designed to minimize installation costs by simplifying and standardizing installation procedures. Our microturbines require a fuel source hook-up, a hook-up for the power generated, and proper venting or utilization of exhaust. Larger multi-pack microturbine configurations may require concrete pads to support the additional weight, but the hook-ups are similar.

PROTECTION RELAY FUNCTIONALITY

     Our microturbines have protective relay functions built into the digital power controller such that in grid-connect or dual mode, the microturbine will not send power out over the electric utility grid if the utility is not supplying voltage over its grid. This feature minimizes the potential damage to the local electric grid, which is one of incumbent utilities' major concerns regarding the interconnection of distributed generation technologies. This feature was recognized by the state of New York in approving our microturbines to be connected to the New York grid.

BUSINESS STRATEGY

     Our goal is to maintain our position as a leading worldwide developer and supplier of microturbine technology for our target markets. The following are key elements of our strategy to achieve this objective:

ENHANCE DISTRIBUTION ALLIANCES

     We believe the most effective way to penetrate our target markets is with a business-to-business distribution strategy. We are forging alliances with key distribution partners worldwide. Some of our key distribution partners include Interstate Detroit Diesel, Harza Engineering Company, Inc., PanCanadian Petroleum Ltd., Mitsubishi Corporation, Takuma Co. Ltd., Meidensha Corporation, Sumitomo Corporation and Alliant Energy Corporation. Capstone has developed alliances with, among others, Advanced Vehicular Systems, Hyundai Motor Company and DesignLine to develop the hybrid electric bus market.

BROADEN AND ENHANCE OUR PRODUCT LINE

     We intend to broaden our product line by developing additional microturbine products. In September 2000, we shipped the first commercial model of our Capstone 60 family of products. We are currently developing additional models of our Capstone 60 microturbine system for expected commercial shipments in the next several quarters. We intend to develop a family of microturbines with power output up to approximately 125+ kilowatts. We expect to leverage our scaleable design architecture by developing microturbines and digital power controllers to provide a superior performance-price ratio while simultaneously improving our profitability.

     In July 2000, we were awarded a $10 million grant from the United States Department of Energy to develop an Advanced Microturbine System. The $10 million grant, to be distributed over a five-year period based upon the satisfactory completion of milestones, is the maximum amount available under the Department of Energy's Advanced Microturbine Systems Program. We intend to leverage, in part, the technology we develop using this grant in the development of our 125+ kilowatt microturbines, subject to any rights held pursuant to the grant by the Department of Energy with respect to the technology.

     We also intend to continue our research and development efforts to enhance our current products by increasing performance and efficiency, and adding features and functionality to our microturbines. Research and development activities have also focused on development of related products and applications, including gas compressors that enhance the microturbines' multi-fuel capability and integration with energy storage devices like battery packs for stand-alone applications.

AGGRESSIVELY PROTECT OUR PROPRIETARY INTELLECTUAL PROPERTY

     We seek to identify and to aggressively protect our key intellectual property, primarily through the use of patents. We believe that a policy of actively protecting intellectual property is an important component of our strategy of being the technology leader in microturbine system technology and will provide us with a long-term competitive advantage. In addition, we implement very tight security procedures at our plant and facilities and have confidentiality agreements with each of our vendors, employees and visitors to our facilities.

ACHIEVE PRODUCTION EFFICIENCIES

     Our efforts to be a low cost provider begin with the design process, where our microturbine products are designed to facilitate high volume, low-cost production targets. We manufacture proprietary microturbine components, including our air-bearing systems and combustion system components. In August 2000, we entered into agreements with Solar, which will allow us to commence manufacturing recuperator cores, a component critical to the production of our microturbines. Our operating strategy is to outsource all non-proprietary hardware and electronics, and we continue to establish a limited number of high volume supplier alliances with companies that can quickly scale up to significant quantities. We are pursuing a "tier one" supply strategy whereby we contract with a few suppliers who are responsible for integrating various subassemblies. We anticipate that the recuperator cores which we produce will be incorporated into subassemblies by one of these suppliers.

SALES, MARKETING AND DISTRIBUTION

     We are focused on selling microturbines in the worldwide stationary and hybrid electric vehicular markets. We anticipate that our microturbines will be used in a variety of electric power applications requiring less than 2 megawatts and more immediately in applications requiring less than 300 kilowatts. Specific early applications include resource recovery, combined heat and power, remote and onsite power generation and hybrid electric vehicles. Focusing on these target markets should help us build significant sales volume and reduce our unit production costs. The current list price of our Model 330 is $27,000, or approximately $900/kilowatt. We are initially targeting a price of approximately $45,000 for the Capstone 60, or approximately $750/kilowatt. As we achieve greater cost competitiveness, which we believe is under $600/kilowatt, we plan to enter into the peak shaving, back-up/standby power and base load power generation markets.

     We believe the most effective way to penetrate these target markets is a business-to-business distribution strategy. The four distribution agreements that we have entered into with Japanese entities are typical of this approach. These agreements allow our local country partners to distribute complete microturbine systems in Japan. They can also incorporate subassemblies and components into uniquely designed combined heat and power units and packages for distribution within Japan and the rest of the world, excluding the United States. Capstone has the right to distribute these uniquely designed packages exclusively in the United States and nonexclusively in the rest of the world, excluding Japan.

     Elsewhere, our distribution agreements will be tailored to the particular strengths of partners in various local country markets. In some target markets, we will distribute our uniquely designed product solutions to major companies directly.

     Our approach for distribution within the hybrid electric vehicles market has been to identify early adopters who can demonstrate the feasibility of the microturbine technology. Our microturbine system was put into production platforms used by four different manufacturers of hybrid electric vehicles placed into service in 1999. These include smaller bus companies such as Advanced Vehicular Systems, Designline, E-Bus and ISE Research. The Capstone MicroTurbine, in one such hybrid electric vehicle application, has logged more than 25,000 miles of operation in a municipal bus without significant maintenance. Having demonstrated the performance of our technology, we have established relationships with larger regional bus companies, such as Eldorado National. Eldorado National is now delivering hybrid electric buses to the Los Angeles Department of Water & Power for use in the Los Angeles basin. In October 2000, we entered into a joint development agreement with Hyundai Motor Company to demonstrate the feasibility of integrating our microturbine technology into Hyundai sports utility vehicles and buses.

     Early adopters in the industrial hybrid electric vehicle market are currently implementing the technology into the marketplace. Capstone MicroTurbine subassemblies are currently used in tunnel service locomotives being deployed by Tomoe and in garbage trucks being deployed by Mitsui & Co./Fuji in Japan.

     Electric utilities can benefit from the implementation of Capstone MicroTurbine-equipped hybrid electric vehicles as a means of balancing intra-day demand for electricity. We intend to pursue a strategy of partnering with electric utilities in promoting hybrid electric buses.

DISTRIBUTION AGREEMENTS

     We intend to continue to enter into distribution arrangements with knowledgeable distributors in our various target markets. We do not expect to market directly to end users, except in the resource recovery market. Our general strategy will be to enter into nonexclusive distribution agreements with interested and qualified third parties who will use our microturbine and/or subassemblies in their products and energy solutions. We intend to become a supplier of critical components to the distributed energy solution industry as a whole.

     As part of this strategy and to increase the speed of adoption of our products, we have 40 distributors, of which 28 are in North America, nine are in Asia and three are in Europe.

     The Japanese distribution agreements are substantially similar and provide that these distributors will promote, market, sell, distribute and service our complete microturbine units or some subassemblies, or both, generally in connection with stationary applications. Typically, these agreements have a term of approximately three years and allow the distributors to distribute complete Capstone MicroTurbine systems in Japan. They can also incorporate subassemblies and components into uniquely designed combined heat and power units and packages for distribution within Japan and the rest of the world, excluding the United States. Capstone has the right to distribute these uniquely designed packages exclusively in the United States and nonexclusively in the rest of the world, excluding Japan.

     Under these agreements, each Japanese distributor prepaid for 100 complete microturbine systems. We have granted to the distributors the right to use some of our intellectual property, including our trademarks. In addition to promoting, selling and distributing our products, the distributor must provide specific services to end users including on-going maintenance and warranty services in accordance with the warranty then in effect. Also, each employee of a distributor who is to provide services to end users must attend our service certification seminars and receive our services certification.

     We entered into a supply agreement with Williams Distributed Power Services, Inc. in June 1999 whereby Williams agreed to purchase up to 1,989 Capstone MicroTurbine systems over three years depending upon annual forecasts. Williams may resell or enter into sale-leaseback arrangements with its customers and may integrate our product into Williams' products or services. Williams acquired the exclusive right to sell to its affiliated entities. If at any time we commence negotiations with another party for exclusive distribution rights in a territory, Williams will also have the right to negotiate with us to distribute our products in that territory. Williams may not distribute any microturbine generating less than 250 kilowatts of electricity other than the Capstone MicroTurbines during the agreement's three-year term.

     Listed below are some of our key distribution partners in our different target markets:

                MICRO-COGENERATION/
              COMBINED HEAT AND POWER                         RESOURCE RECOVERY
              -----------------------                         -----------------
    - Active Power, Inc./Kanamoto Co. Ltd.       - American Energy Savings Inc.
    - BG Technology                              - Fletcher Challenge Energy
    - G.A.S. Energietechnik GmbH                 - Hanover Compressor Company
    - Meidensha Corporation/Sumitomo             - Interstate Detroit Diesel
      Corporation                                - Mariah Energy Corporation
    - Mitsubishi Corporation                     - PanCanadian Petroleum Limited
    - Nisource Inc.                              - Startec Consulting, Inc.
    - N.V. Nederlandse Gasunie                   - The Williams Companies, Inc.
    - Takuma Co. Ltd.

             HYBRID ELECTRIC VEHICLES                         TRADITIONAL/OTHER
             ------------------------                         -----------------
    - Advanced Vehicular Systems                 - Alliant Energy Corporation
    - DesignLine                                 - Cinergy Corp.
    - Ebus                                       - Harza Engineering Company, Inc.
    - Hyundai Motor Company                      - New Jersey Resources Corporation
    - ISE Research                               - PPL Corporation
    - Mitsui & Co./Fuji                          - Southern Union Company
    - Tomoe

NORTH AMERICA

     Our near-term focus in North America is to continue to sell into the exploration and production segment of the resource recovery market. We are developing strategic distribution partners in other distributed generation markets which we believe will begin to generate significant sales in the next three to five years. Our current strategic partners include electric utilities like Hydro-Quebec, gas utilities like New Jersey Resources Corporation and Southern Union Company, as well as energy service providers such as Alliant Energy Corporation and The Williams Companies, Inc. and distributors of reciprocating engines such as Interstate Detroit Diesel.

     Current resource recovery customers/partners include Interstate Detroit Diesel, PanCanadian Petroleum Ltd., and The Williams Companies, Inc.. We currently have entered into distribution agreements with these companies to distribute Capstone MicroTurbine systems. PanCanadian distributes our products in Canada. Interstate Detroit Diesel and The Williams Companies are energy solution providers selling into a variety of markets. The Capstone MicroTurbine is a key component of the Williams ECU(TM), a total power generation, management and storage package.

     In 1999, the North American market generated approximately $4.8 million of our revenue. In the three quarters ended September 30, 2000, the North American market generated approximately $10.3 million of our revenue.

ASIA

     Our sales and marketing strategy in Asia is to first enter the Japanese market by developing significant corporate distribution partnerships within Japan which will subsequently enable us to quickly enter other selected markets along the Pacific Rim.

     Our primary market focus in Japan is combined heat and power applications. Within Japan, there is great demand for economic energy solutions seeking to lower both the existing high cost of electricity and meet the greenhouse gas emissions guidelines of the Kyoto accords. Our local partners recognize the quickest and most practical way to accomplish this is through combined heat and power applications which raise efficiencies from approximately 30% for pure electrical generation to

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

approximately 60 - 70% or more in combined heat and power applications. Each of our partners is seeking to design applications using our microturbines and/or subassemblies and components for their particular target combined heat and power market.

     We currently have substantially similar distribution agreements with Active Power, Inc./Kanamoto Co. Ltd., Mitsubishi Corporation, Sumitomo Corporation jointly with Meidensha Corporation and Takuma Co. Ltd. All of these agreements permit the Japanese partner to distribute complete Capstone MicroTurbine units within Japan or to incorporate Capstone MicroTurbine subassemblies and components into individually designed combined heat and power packages for distribution both within Japan and to the rest of the world excluding the United States. We have exclusive distribution rights for these individually designed units in the United States and have non-exclusive distribution rights in the rest of the world, excluding Japan. All of these agreements required the Japanese partner to purchase on a prepaid basis 100 Capstone Model 330 MicroTurbine systems for delivery within 12 months from the signing of the agreement. We expect all 400 units to be delivered on or before December 31, 2000.

     In 1999, the Asian market generated approximately $1.6 million of our revenue. In the three quarters ended September 30, 2000, the Asian market generated approximately $5.3 million of our revenue.

EUROPE

     We currently have agreements in Europe with British Gas to investigate the U.K. and Ireland markets, and with G.A.S. Energietechnik GmbH to investigate the German market primarily for combined heat and power applications. In the Netherlands, one of our microturbine systems is currently being used in a recreation facility to provide both electrical power for the facility and heat for a community swimming pool. We intend to broaden our distribution alliances in Europe in 2000 and 2001. In 1999, the European market generated approximately $275,000 of our revenue. In the three quarters ended September 30, 2000, the European market generated approximately $504,000 of our revenue.

SOURCING AND MANUFACTURING

     Our microturbines are designed to offer high volume, low-cost production objectives and significant manufacturing advantages through the use of commodity materials and conventional manufacturing processes. Our manufacturing designs use conventional technology which has been proven in high volume automotive and turbocharger production for many years. The microturbines are designed for simple assembly and testing and to facilitate automated production techniques using semi-skilled labor.

     Our strategy of out-sourcing the manufacturing and assembly of our nonproprietary product components to a proven vendor base allows for attractive pricing, quick ramp-up and the use of just-in-time inventory management techniques. We believe that we can realize both purchase economies from existing vendors and economies of scale related to our product development costs as unit volume increases. We manufacture the air-bearings and combustion system components at our facilities in Chatsworth, California. We also assemble the units at that location. We have primary and secondary sources for all of our components other than the recuperator.

     To date, Solar Turbines Incorporated, a wholly owned subsidiary of Caterpillar Inc., has been our sole supplier of recuperator cores. At present we are not aware of any other suppliers who could produce these cores according to our specifications and within our time requirements. We are party to a license agreement with Solar that contains an option that permits us to produce the recuperator cores at any time, using Solar's intellectual property. In August 2000, we exercised this option and have begun to invest in the equipment and resources to manufacture the recuperator cores ourselves. We are required to make payments to Solar pursuant to the license at varying rates. Our transition to becoming our own supplier of recuperator cores is expected to be completed over the next nine to twelve months. However, since we have never before manufactured recuperator cores, the transition period may be longer. Our production of recuperator cores will be staged in a separate facility, located in nearby Van Nuys, California. Recuperator cores in inventory, together with those available from Solar, are expected to meet our requirements for approximately the next year. After that time we expect to rely on recuperator cores from our new production facility. There can be no assurances that this transition will not result in delays or interruptions in production and shipment of our products. If the license agreement were to be terminated and we had to develop and produce our own recuperator cores without using Solar's intellectual property, we estimate it could take up to three years to be in production. See "Risk Factors -- If we are unable to manufacture recuperator cores internally, our assembly and production of microturbines may suffer delays and interruptions."

     Senior management has recognized the importance of quality control by appointing a Vice President of Quality Control to oversee the implementation of a rigorous quality control program, which includes the use of outside consultants. 100% of all systems go through assembly test procedures before a system is shipped. In addition, key subassemblies such as the digital power controller undergo up to 15 hours of burn-in. All center section subassemblies undergo complete spin test checks where they are spun at approximately 96,000 revolutions per minute to ensure perfect balance and operation. When a microturbine is completely assembled, it is tested in one of our two fully automated test cells.

     Our facilities are currently designed to accommodate the production of approximately 20,000 units per year.

INTELLECTUAL PROPERTY RIGHTS AND PATENTS

     We rely on a combination of patent, trade secret, copyright and trademark law, and nondisclosure agreements to establish and protect our intellectual property rights in our products. As of September 30, 2000, we had 31 issued United States patents and two international patents and several U.S. and international patent applications on file primarily covering our air-bearing systems, combustor systems and digital control systems. Many of our patents pending in part also relate to one of these important systems. The protection of our intellectual property rights in these components is critical to our technology. In particular, we believe that each of our patents and patents pending are key to our business. Our patents are due to expire from 2010 to 2019.

RESEARCH AND DEVELOPMENT

     Our research and development activities have enabled us to become one of the first companies to develop a commercially available microturbine that operates in parallel with the grid. We are the first company to successfully demonstrate a commercially available microturbine that operates on a stand-alone basis. We believe that our more than ten years and over 300 man years of research and development activities provide us with a significant advantage relative to our competitors.

     We have successfully integrated turbo-engineering and control and power electronics. This is a direct result of the turbo-engineering research and development and the electronics research and development occurring in the same location. This has allowed us to immediately discover and solve integration issues in-house without relying on outsourced research and development. We believe that our continued in-house research and development, incorporating turbo-engineering and control with power electronics, will provide us with a competitive advantage relative to competitors that outsource research and development of components that are critical to a viable microturbine.

     In July 2000, we were awarded a $10 million grant from the United States Department of Energy to develop an Advanced Microturbine System. The $10 million grant, to be distributed over a five-year period based upon the satisfactory completion of milestones, is the maximum amount available under the Department of Energy's Advanced Microturbine Systems Program. The program is estimated to cost $23.0 million over the five years, requiring approximately $13.0 million of our own research and development expenditures. We intend to leverage, in part, the technology we develop using this grant
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

in the development of our 125+ kilowatt microturbines, subject to any rights held pursuant to the grant by the Department of Energy with respect to the technology.

     Additionally, we are reviewing projects that will incorporate our microturbine technology as part of a hybrid energy source solution combining our microturbine with a traditional fuel cell.

CUSTOMERS

     In 1999, sales to The Williams Companies, Inc., worth $1.9 million, accounted for 28% of our sales revenue. We had accounts receivable due from Williams and Advanced Vehicular Systems of approximately $275,000 and $277,000, respectively, and each represented approximately 11% of total accounts receivable at the end of 1999. Additionally, in 1999 and 2000, we entered into agreements whereby each of our Japanese distributors, Active Power, Inc., Meidensha Corporation/Sumitomo Corporation, Mitsubishi Corporation and Takuma Co. Ltd., is required to prepay for 100 microturbine units. These prepaid orders account for approximately 25% of our contractual purchase commitments. Further, in June 1999, we entered into a supply agreement with Williams in which Williams agreed to purchase up to 1,989 Capstone MicroTurbine systems over three years, depending upon annual forecasts. For the nine months ended September 30, 2000, sales to Interstate Detroit Diesel, worth $3.0 million, accounted for 19% of our sales revenue and sales to Advanced Vehicle Systems, worth $1.9 million, accounted for 12% of our sales revenue. As of September 30, 2000, we had accounts receivable due from Advanced Vehicular Systems of $875,000 and from Interstate Detroit Diesel of $588,000, representing 26% and 17%, respectively, of our total outstanding accounts receivable.

COMPETITION

     The market for our products is highly competitive and is changing rapidly with the interplay of a number of factors. Our microturbines compete with existing technologies such as the utility grid and reciprocating engines, and may also compete with emerging distributed generation technologies, including solar power, wind powered systems, fuel cells and other microturbines. As many of our distributed generation competitors are well established firms, they derive advantages from production economies of scale, a worldwide presence and greater resources which they can devote to product development or promotion.

     Generally, power purchased from the electric utility grid is less costly than power produced by distributed generation technologies, such as fuel cells or microturbines. Utilities may also charge fees to attach to their power grid. However, we compete with the power grid in instances in which the costs of connecting to the grid from remote locations are high, reliability and power quality are of critical importance, or in situations where peak shaving could be economically advantageous due to highly variable electricity prices. Because the Capstone MicroTurbine provides a reliable source of power and can operate on multiple fuel sources, we believe it offers a level of flexibility and reliability not currently offered by other current technologies such as reciprocating engines.

     Our competitors that produce reciprocating engines have products and markets that are well developed and technologies that have been proven for some time. A reciprocating engine is similar in design to internal combustion engines used in automobiles. Reciprocating engines are popular for back-up power applications but are not typically intended for primary use due to high levels of emissions, noise and lower reliability. These technologies are currently produced in part by Caterpillar Inc., Interstate Detroit Diesel and Cummins Inc.

     Our microturbine may also compete with other distributed generation technologies, including solar power and wind powered systems. Solar powered and wind powered systems produce no emissions. The main drawbacks to solar powered and wind powered systems are their dependence on weather conditions and their high capital costs.

     Although the market for fuel cells is still developing, a number of companies are focused on the residential and vehicular fuel cell markets, including Plug Power, Avista Labs, H Power and Ballard Power Systems. Other developers of fuel cell technology, such as United Technologies Corporation and FuelCell Energy, are focused on developing fuel cell solutions for large stationary power plants. Fuel cells have lower levels of nitrogen oxides atmospheric emissions than our microturbines. We believe that none of these fuel cell technologies will compete directly with our microturbines in the short run. However, over the medium-to-long term, fuel cell technologies that compete directly with our products may be introduced.

     We may also compete with several well established companies developing microturbines. We believe a number of major automotive and industrial companies have in-house microturbine development efforts, including in part Honeywell (AlliedSignal), Elliott/General Electric Company, NREC (Ingersoll-Rand), Toyota Motor Corporation, Mitsubishi Heavy Industries, Ltd., AB Volvo/ABB Ltd. (Turbec), Turbo Genset Inc. and Williams International. DTE Energy Co., Pratt & Whitney Canada Corp. and Turbo Genset Inc. recently formed a joint venture for developing a miniturbine. Although we believe these companies have established microturbine development programs, we also believe we are the only company, other than Honeywell (AlliedSignal), currently producing commercial units. We expect all of these companies to enter into commercial production of microturbines in the future.

     We believe that our microturbine currently compares favorably to our competitors' products. For example, competing microturbines lack our Model 330's functionality in several important areas, including the ability to automatically switch from operating with the utility power grid to stand-alone operation, the ability to operate multiple units together in tandem when in stand-alone mode, the ability to match power output to the served facility's need for power, the ability to operate on gas with low energy content (less than 500 British thermal units per cubic foot), and the ability to operate on sour gas. All of this functionality is currently available with the Model 330 and we expect it also to be available with our 60-kilowatt family of microturbines, except for the capability to operate on sour gas, about which we are uncertain. Additionally, our nitrogen oxides atmospheric emissions are less than 9 parts per million, which is significantly lower than our primary competitor's specification of 50 parts per million. Low nitrogen oxides emissions are important because federal environmental regulations limit nitrogen oxides emissions by electric utilities in order to reduce acid rain and for other purposes. Competing microturbines may currently cost less than our model, but we anticipate that our product will, with higher production volume and higher kilowatt output products, become more cost competitive. As competitors improve the functionality of their products, we expect competition to become more intense.

COMPANY BACKGROUND

     We were organized in 1988. On June 22, 2000, we reincorporated as a Delaware corporation. In April 1993, Benjamin M. Rosen, then Chairman of Compaq Computer Corporation, and his brother, Dr. Harold A. Rosen, former Vice President of Hughes Aircraft Company, became interested in our Company for vehicular applications. Since then, the Rosens, together with the Sevin Rosen Funds and Canaan Partners, were joined by other investors including Rho Management, Fletcher Challenge Limited (a New Zealand corporation), Vulcan Ventures, Inc. (an affiliate of Paul Allen), Cascade Investments (an affiliate of Bill Gates), Southern Union Company, Mitsubishi Corporation, Takuma Co. Ltd., Sumitomo Corporation, Meidensha Corporation, Active Power Inc., Hydro-Quebec, Kyushya Electric EDPC and Star Ventures of Munich, Germany.

DETAILED MICROTURBINE DESCRIPTION

     The Model 330 Capstone MicroTurbine is a reliable, compact, low emission, power generation system which generates approximately 30 kilowatts of electric power as a stand-alone power source or in conjunction with traditional power sources. In September 2000, we shipped the first commercial model of our Capstone 60 family of products which generate approximately 60 kilowatts of electric power. As an alternative power source, our microturbines may replace or efficiently supplement existing sources of electric power.

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

     The Capstone MicroTurbine consists of a turbogenerator and digital power controller combined with ancillary systems such as a fuel system as shown below:

                           [System Overview Graphic]

     The turbogenerator includes a mechanical combustor system and a single moving part rotating on our patented air-bearings at up to 96,000 revolutions per minute. The combustor system operates on a variety of fuels and at full power achieves nitrogen oxides emissions levels in the exhaust of less than nine parts per million per volume of nitrogen oxides and unburned hydrocarbons for natural gas and less than 25 parts per million per volume for diesel, significantly less than the 1,000 to 3,000 parts per million emission standard of a reciprocating diesel fuel generator set. As a result of our patented air-bearings, our microturbines do not require petroleum-based lubrication and do not utilize liquid cooling, keeping maintenance costs throughout the microturbine's estimated 40,000 hour life extremely low.

     The digital power controller is a state-of-the-art, air cooled, insulated gate bipolar transistor based inverter with advanced digital signal processor based micro-electronics. The advantages of digital electronics over analog electronics include accuracy, flexibility, and repeatability. In addition, we are taking advantage of the example set by the computer industry: digital data processing results in higher reliability with increasingly lower cost. The digital power controller controls and manages the microturbine using proprietary software and advanced algorithms. The digital power controller:

     - starts the turbogenerator and controls its load;

     - manages the speed, fuel flow and exhaust temperature of the microturbine;

     - converts the variable frequency up to a maximum of 1,600 hertz, and variable voltage power produced by the generator into a usable output of either 50/60 hertz AC or optional DC; and

     - provides digital communications to externally maintain and control the equipment.

     In addition, the digital power controller's application software provides an advantage to end users by allowing them to remotely operate and manage the microturbine. Unlike the technology of other power sources that require manual monitoring and maintenance, the microturbine allows end users to remotely and efficiently monitor performance, fuel input, power generation and time of operation using our proprietary communications software which can interface with standard personal computers using our application software. This remote capability provides end users with power generation flexibility and cost savings.

     The Model 330 was initially designed to operate connected to an electric utility grid and uses a high pressure, natural gas fuel source. We can easily vary and modify the basic microturbine to accommodate a variety of applications and needs. We have operated with different fuels including a variety of carbon-based fuels such as propane, sour gas, kerosene and diesel. The combustor system

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

remains the same for all fuels, except for the fuel injectors, which currently vary between liquid and gaseous fuels. The Capstone MicroTurbine's multi-fuel capability provides significant competitive advantages with respect to the markets in which we may operate. We offer other accessories including rotary gas compressors with digital controls, batteries with digital controls for stand-alone or grid connected operations, packaging options and miscellaneous parts such as frames and exhaust ducting and installation hardware where required.

                            TURBOGENERATOR AIR FLOWS

                      [CAPSTONE'S MICROTURBINE GENERATOR]

TYPICAL OPERATION OF A MICROTURBINE

     Air is drawn into the air inlet by the compressor impeller. The compressor impeller increases the pressure of the air and ejects it into the recuperator. The recuperator is a heat exchanger that heats the air as it passes through it to approximately 1,000 degrees Fahrenheit. Preheating the air substantially lessens the amount of fuel needed, thus increasing the efficiency of the unit. The preheated air leaves the recuperator and enters the combustion chamber where it is mixed with the fuel and burned. The fuel is controlled and delivered to the combustion chamber for ignition and combustion by injectors and the combustor system. The mixture of combusted gas enters the turbine where it is then expanded. As the mixture expands, it causes the turbine to rotate. The turbine is directly coupled to the compressor and generator shaft, and as the turbine rotates, the compressor and generator rotate at a speed of up to 96,000 revolutions per minute, and generate electricity. The combusted gas mixture leaves the turbine in the form of exhaust at a temperature of up to approximately 1,200 degrees Fahrenheit and flows through the recuperator where it heats the cooler air brought into the compressor through the impeller. As the combusted gas mixture mixes with that cooler air, the exhaust cools to a temperature of approximately 600 degrees Fahrenheit and is discharged through the exhaust pipe. In order to improve the energy efficiency further, we are testing higher operating temperatures.

     There is only one moving component in the entire turbogenerator, which consists of the rotating generator shaft, the compressor impeller, and the turbine rotor. This rotating component is supported by a combination of radial air bearings and one double acting axial air bearing. Air bearings avoid the need for oil lubrication resulting in low maintenance requirements and high reliability. The entire system is air-cooled, which avoids liquid cooling, thereby resulting in low maintenance requirements.

     We have achieved Underwriters' Laboratories certification for our initial Model 330 product and will continue to qualify our products under Underwriters' Laboratories approval. We plan to achieve

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

ISO 9001 certification in the future. The International Organization for Standardization provides a methodology by which manufacturers can obtain quality certification.

EMPLOYEES

     At September 30, 2000, we employed 215 regular and contract employees. No employees are covered by any collective bargaining arrangements. We believe that our relationships with our employees are good.

FACILITIES

     Our principal corporate offices, administrative, sales and marketing, research and development and support facilities consist of approximately 98,370 square feet of office space, warehouse space and assembly and test space at 21211 Nordhoff Street in Chatsworth, California. Our lease for those premises expires in 2010 and provides for payments of $30,000 per month for the first six months, and will rise to $60,000 on the seventh month with incremental increases thereafter. We lease an additional property at 6025 Yolanda Avenue in Tarzana, California which consists of 12,120 square feet. This property currently serves as our microturbine testing facility. This lease will expire on July 31, 2001 and our payment under this lease is $9,084 per month. We also recently entered into a lease for a 78,711 square foot facility at 16700 Stagg Street in Van Nuys, California which we intend to use as a manufacturing facility for our recuperator cores. This lease will expire in 2010 and our payment under this lease is $51,495 per month.

LEGAL PROCEEDINGS

     On February 11, 1998, we filed a complaint against Michael Irvine, a former employee, alleging trade secret misappropriation, breach of contract and other related causes of action in the Superior Court for the County of Orange, California. The former employee filed a cross-complaint alleging wrongful termination, breach of contract and other related causes of actions. The relief requested in the cross complaint included declaratory relief as well as lost earnings and incidental, general, special, and punitive damages, but none of these amounts were specified in the cross-complaint. We settled our claims against the former employee receiving a permanent injunction that prevents that former employee from disclosing or using any confidential information. With respect to the cross-complaint, we prevailed on summary judgment in February 1999. The former employee has since filed a notice of appeal and the parties have filed briefs on the issue. We intend to vigorously defend these claims.

TECHNICAL ADVISORY BOARD

     We have established a Technical Advisory Board, made up of leading scientists, scholars and researchers in the fields of mechanical, electrical and aerospace engineering, combustion and propulsion research, and energy policy. Members of our Technical Advisory Board advise us on technical, scientific and commercialization issues. The members of our Technical Advisory Board are as follows:

     Rik W. De Doncker, PhD. Head of the Institute for Power Electronics and Electrical Drives at Aachen University of Technology in Germany.

     Nicholas Lenssen. Senior Director of Primen's Distributed Energy and Power Integrity information products.

     Frank E. Marble, PhD. Professor Emeritus of Mechanical Engineering and Jet Propulsion at the California Institute of Technology.

     Harold A. Rosen, PhD. Former Vice President and member of the Policy Board of Hughes Aircraft Company. Currently a principal of Volacom, LLC.

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

     Scott Samuelson, PhD. Director of the Advanced Power and Energy Program and professor of Mechanical, Aerospace and Environmental Engineering at the University of California, Irvine.

     Members of our Technical Advisory Board are reimbursed for reasonable out-of-pocket expenses they incur in connection with board meetings and receive consulting fees in the form of options to purchase our common stock.

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

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

     Our executive officers, directors and key employees, their positions and their ages as of September 30, 2000, are as follows:

             NAME                AGE                         POSITION
             ----                ---                         --------
Ake Almgren....................  54    President, Chief Executive Officer and Director
Jeffrey Watts..................  50    Senior Vice President, Finance & Administration,
                                       Chief Financial Officer, Secretary
William Treece.................  59    Senior Vice President, Strategic Technology
                                       Development
Paul Chancellor................  46    Senior Vice President, Engineering
Mark Kuntz.....................  37    Vice President, Marketing
Joel Wacknov...................  31    Vice President, Power Electronics Group
Daniel Callahan................  52    Vice President, Quality Development
Lloyd Kirchner.................  37    Vice President, Supply Management
Dominic Lucenta................  47    Vice President, Human Resources
Paul Berner....................  39    Director of Operations
David Duckhorn.................  33    Controller
Richard Aube...................  31    Director
John Jaggers...................  49    Director
Jean-Rene Marcoux..............  55    Director
Benjamin M. Rosen..............  67    Director
Eric Young.....................  44    Director

     AKE ALMGREN. Dr. Almgren joined us in July 1998 as President and Chief Executive Officer after a 26 year career at ASEA Brown Boveri Limited, a worldwide power solutions company. While there, Dr. Almgren held the position of Business Area Manager for Distribution Transformers worldwide where he managed the operation of 36 plants in 28 countries. He has also been President of ABB Power T&D Company, President of ABB Power Distribution, and President of ABB Power Systems during his tenure at ABB. In addition, Dr. Almgren has also been President of Autoliv, an automotive restraint company. Dr. Almgren holds a Ph.D. in Engineering from Linkopings Tekniska Hogskola in Sweden and a Masters of Mechanical Engineering from the Royal Institute of Technology in Stockholm, Sweden. He is a citizen of Sweden and has worked and lived in the United States during the last nine years.

     JEFFREY WATTS. Mr. Watts has been our Chief Financial Officer since 1995 and also serves as our Senior Vice President of Finance and Administration and Secretary. Mr. Watts has over 20 years of experience in financial management and strategic planning for companies including IBM Corporation, Deloitte & Touche LLP, a professional services firm, and McKinsey & Company, Inc. Prior to joining us, he was Senior Vice President and Chief Financial Officer of P-Com, Inc., a telecommunications equipment supplier, where he led it through various private financings, an initial public offering and its first secondary offering. He holds a BA degree in Economics from the University of California Berkeley and an MBA from the University of Chicago.

     WILLIAM TREECE. Mr. Treece joined us in 1997 as our Vice President of Engineering and in 1998 became our Senior Vice President of Engineering. Mr. Treece became our Senior Vice President, Strategic Technology Development, in March 2000. Prior to joining us, Mr. Treece had a 24 year career with Sundstrand Aerospace, a large aerospace company, where he held a number of positions including Director of Engineering, Director of Operations, and Director of Commercial programs. During his career, Mr. Treece has worked on all aspects of turbine development, manufacturing and marketing. He holds a BS in Mechanical Engineering from Indiana Institute of Technology and has done graduate work in engineering and business at the University of Southern California and San Diego State University.

     PAUL CHANCELLOR. Mr. Chancellor joined us in 2000 as Senior Vice President of Engineering. From July 1996 until the time he joined Capstone, Mr. Chancellor served as Vice President of Support Services for ABB, Power Generation Inc., whose key products are gas and steam turbine generators. In this capacity he led a group that included supply management, information systems, quality, and document management through its formation period. Prior to this, from January 1995 through July 1996, Mr. Chancellor was Vice President of Engineering for Power Generation Inc. where he led a group of 80 people and was responsible for over $10 million in engineering time and $150 million in purchased materials and equipment, annually. Mr. Chancellor earned his BS in Mechanical Engineering and his MSME at Auburn University, as well as a diploma from the Von Karman Institute in Brussels, Belgium.

     MARK KUNTZ. Mr. Kuntz joined us in 2000 as Vice President, Marketing. Prior to joining Capstone, Mr. Kuntz served as Vice President and General Manager of Unicom Distributed Energy, a holding company for the utility Commonwealth Edison, where he was responsible for bringing that company's turbogenerator power system to market and for developing new business opportunities in distributed generation. Before his position at Unicom, Mr. Kuntz was Director of National Accounts for Lennox Industries, where he provided sales, marketing and customer service, as well as distribution and technical support to retail, restaurant and institutional customers. Mr. Kuntz received a BS in Mechanical Engineering from Cal Poly, San Luis Obispo, and an MBA from Southern Methodist University.

     JOEL WACKNOV. Mr. Wacknov joined us in 1996 as an electrical engineer and was subsequently promoted to Vice President in 1998. He previously worked with AeroVironment, an electrical control company. Mr. Wacknov holds a BSEE from UCLA and an MSEE from the University of Wisconsin.

     DANIEL CALLAHAN. Mr. Callahan joined us in 2000 as Vice President of Quality Development. Prior to his start with Capstone, Mr. Callahan spent over 16 years in quality control for a number of companies, including over ten years with Hewlett-Packard and its related companies. Most recently, Mr. Callahan was Quality and Reliability Manager, Optoelectronics Division, for LumiLeds Lighting, which was recently spun off from Hewlett-Packard as part of Agilent Technologies. From November 1999 to March 2000, Mr. Callahan was Quality Manager for Agilent Technologies and from April 1995 to November 1999, Mr. Callahan was Quality Manager for Hewlett-Packard. In this capacity, Mr. Callahan achieved annual budget reductions from $6 million to $900,000 over a three year period, implemented an electronic documentation system for a worldwide network, and implemented industry quality control standards, including ISO 9000, TQM and TQC. Mr. Callahan received a BS in Systems Engineering from the United States Naval Academy and an MS in Physics from the U.S. Naval Postgraduate School.

     LLOYD KIRCHNER. Mr. Kirchner joined us in 1997 as mechanical systems engineer and was subsequently promoted to Vice President, Supply Management in 1999. Previously he was with Amoco Power Resources Corporation, an integrated oil company, for over ten years. Mr. Kirchner holds a BSME from Rice University and an MBA from the University of Chicago.

     DOMINIC LUCENTA. Mr. Lucenta joined us in 2000 as Vice President, Human Resources. Prior to his start at Capstone, Mr. Lucenta spent 20 years with Essex Group, Inc., a manufacturer of electrical products. Mr. Lucenta holds a BS in Organizational Psychology and an MA in Labor and Industrial Relations, both from the University of Illinois, Urbana-Champaign.

     PAUL BERNER. Mr. Berner joined us in 1995 as a design engineer. He has held a variety of engineering and operations assignments since then and was named Director of Operations in August 1999. He was formerly with Sundstrand Aerospace, a large aerospace company, in a variety of engineering and operations assignments. Mr. Berner holds a BS in Mechanical Engineering from San Diego State University.

     DAVID DUCKHORN. Mr. Duckhorn joined us in 2000 as our Controller. Prior to joining us, he served as Controller and then Chief Financial Officer and Vice President of Administration for St. Helena Wine Company from 1996 to 2000, a diversified vineyard, winery and marketing company. Before his position at St. Helena Wine Company, he was a Commercial Banking Officer with Bank of America from 1992 to 1995. Mr. Duckhorn holds a BS in Finance from California State University, Fresno and an MBA from the University of California, Berkeley.

     RICHARD AUBE. Mr. Aube became our director in 2000. Mr. Aube is currently a Managing Director of The Beacon Group, LLC, a private investment and strategic advisory firm based in New York. The Beacon Group was recently acquired by Chase Manhattan Bank and is now part of Chase Capital Partners. Mr. Aube joined The Beacon Group in 1993, focusing on the firm's investment activities in the energy sector. Prior to joining The Beacon Group, Mr. Aube was an investment banker in the Natural Resources Group at Morgan Stanley & Co. Incorporated. Mr. Aube is a director of Generac Portable Products, Powercell Corporation and Proton Energy Systems, a company which designs, develops and manufactures proton exchange membrane technology.

     JOHN JAGGERS. Mr. Jaggers has been our director since 1993. Mr. Jaggers is also a general partner and the Chief Financial Officer of Sevin Rosen Funds, a group of venture capital funds. Mr. Jaggers joined Sevin Rosen, a current stockholder, in 1988, focusing on software and information services. Prior to joining Sevin Rosen, Mr. Jaggers spent eight years in the venture capital and corporate financing activities of Rotan Mosle Inc., where he specialized in new technologies and small, rapidly growing companies. Mr. Jaggers received his Bachelors and Masters degrees in Electrical Engineering from Rice University. He received his MBA from Harvard University.

     JEAN-RENE MARCOUX. Mr. Marcoux became our director in 2000. Mr. Marcoux first joined Hydro-Quebec in 1969 and for over ten years occupied several positions in IREQ, its research institute. Mr. Marcoux returned in 1997 to serve as President and Chief Executive Officer of Hydro-Quebec CapiTech and General Manager Technology Marketing and Affiliates for Hydro-Quebec, the fourth largest utility in the world. Prior to that, he held positions related to business development with GEC-Althom and ABB.

     BENJAMIN M. ROSEN. Mr. Rosen has been our director since 1993. Mr. Rosen is the former Chairman of the Board of Directors of Compaq Computer Corporation, a personal computer manufacturer, and is also a co-founder of Sevin Rosen Funds, a venture capital firm managing a several hundred million dollar portfolio. Mr. Rosen is also a member of the Board of Directors of Ask Jeeves. Mr. Rosen is vice-chairman of the Board of Trustees of the California Institute of Technology, a member of the Board of Managers of Memorial Sloan-Kettering Cancer Center, and a member of the Board of Overseers of Columbia Business School. Mr. Rosen received a BS degree in Electrical Engineering from Caltech, an MS in Electrical Engineering from Stanford University and an MBA from Columbia University.

     ERIC YOUNG. Mr. Young has been our director since 1993. Mr. Young is a cofounder of Canaan Partners, a venture capital investment firm, and has served as a general partner since its inception in 1987. From 1979 to 1987 Mr. Young held various management positions with General Electric Co. and G.E. Venture Capital, a venture capital investment firm and subsidiary of General Electric. Mr. Young is also a director of several private entities. Mr. Young holds an MBA from Northwestern University and a BS in Mechanical Engineering from Cornell University.

BOARD COMPOSITION

     The number of our directors is fixed at seven. At each annual meeting of stockholders, directors will be elected for one-year terms.

BOARD COMMITTEES

     We have an Audit Committee and a Compensation Committee of our board of directors. The members of the Audit Committee are Messrs. Aube and Young. The Audit Committee is responsible for recommending to the board of directors the engagement of our outside auditors and reviewing our accounting controls and the results and scope of audits and other services provided by our auditors. The Compensation Committee consists of Messrs. Jaggers and Rosen. The Compensation Committee is responsible for reviewing and recommending to the board of directors the amount and type of non-stock compensation to be paid to senior management and establishing and reviewing general policies relating to compensation and benefits of employees.

DIRECTOR COMPENSATION

     Directors who are employees and non-employee directors receive no compensation for their services as directors. However, they are reimbursed for the expenses they incur in attending the board or committee meetings.

     All directors are eligible to participate in our 2000 stock option plans. Non-employee directors are eligible to participate in our 2000 equity incentive plan, which provides that our non-employee directors will be granted initial options to purchase 21,600 shares of common stock on the date of their initial election to the board of directors. The 2000 plan further provides for subsequent formula grants to our non-employee directors of options to purchase 21,600 shares of common stock on the date of the first annual meeting of our stockholders that occurs in the third year after the non-employee director's initial grant and at which the non-employee director is reelected to our board of directors. These initial and subsequent options granted to our non-employee directors are subject to vesting, in three equal installments over three years, based upon continuing service as a director. Employee directors are eligible to participate in our 2000 employee stock purchase plan as long as they meet eligibility requirements, including not owning, immediately after an option is granted, 5% or more of the voting power of all classes of stock. Our 1993 stock incentive plan does not provide for grants of stock options to directors.

ACCELERATED VESTING

     The board of directors has adopted an accelerated vesting schedule with respect to options granted to Dr. Almgren, our chief executive officer, and Mr. Watts, our chief financial officer, such that these executive officers' options immediately vest upon an acquisition of Capstone or an acquisition of 50% of the voting power or economic interest of Capstone.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation in effect at the time of this offering limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

     - any transaction from which the director derived an improper personal benefit.

     This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification.

     We have entered into agreements to indemnify our directors and executive officers, in addition to indemnification provided for in our bylaws. These agreements, among other things, indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by us arising out of such person's services as our director or executive officer, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us as described above, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

     The following table sets forth the total compensation paid in the year ended December 31, 1999, to the following executive officers:

                           SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM COMPENSATION
                                                                  ----------------------------
                                                                     NUMBER
                                                  ANNUAL          OF SECURITIES
                                               COMPENSATION        UNDERLYING
                                           --------------------      OPTIONS       ALL OTHER
               NAME                 YEAR   SALARY($)   BONUS($)    GRANTED(#)     COMPENSATION
               ----                 ----   ---------   --------   -------------   ------------
Ake Almgren.......................  1999   $200,000    $100,000     1,245,000            --
  President and Chief Executive     1998    106,154     125,000       780,000            --
  Officer
Jeffrey Watts.....................  1999   $153,462    $     --       285,300            --
  Senior Vice President Finance &   1998    145,000          --            --            --
  Administration, Chief Financial   1997    136,222          --            --            --
  Officer, Secretary
William Treece....................  1999   $146,338    $     --       120,000            --
  Senior Vice President,
     Engineering                    1998    145,000          --            --            --
                                    1997     94,135          --        90,000            --

OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth information regarding stock options granted during 1999 to our executive officers listed in the Summary Compensation Table. During 1999, we granted options to purchase an aggregate of 2,952,720 shares of common stock to employees. The exercise price per share for these options was less than the fair market value of the common stock as of the grant date.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                 INDIVIDUAL GRANTS
                            -----------------------------------------------------------
                            NUMBER OF     PERCENT OF
                            SECURITIES   TOTAL OPTIONS
                            UNDERLYING    GRANTED TO
                             OPTIONS     EMPLOYEES IN    EXERCISE   MARKET   EXPIRATION      GRANT DATE
           NAME             GRANTED(1)    FISCAL YEAR     PRICE     PRICE       DATE      PRESENT VALUE(2)
           ----             ----------   -------------   --------   ------   ----------   ----------------
Ake Almgren...............  1,245,000         42%         $0.33     $0.57     5/1/2009        $371,010
Jeffrey Watts.............    285,300         10%         $0.33     $0.57     5/1/2009        $ 85,019
William Treece............    120,000          4%         $0.33     $0.57     5/1/2009        $ 35,760

---------------
(1) All options were granted under our stock option plan and have a ten-year term. All of the options shown in this table became exercisable upon our initial public offering.

(2) The grant date present value was calculated using a minimum value option valuation model, using the assumptions set forth in note 6 to the notes of our financial statements.

FISCAL YEAR-END OPTION VALUES

     The following table sets forth information concerning the number and value of unexercised options to purchase common stock held as of December 31, 1999 by our executive officers listed in the Summary Compensation Table. There was no public trading market for our common stock as of December 31, 1999. Accordingly, the values of the unexercised in-the-money options have been calculated on the basis of $6.00 per share, the deemed fair market value of our common stock at the end of fiscal year 1999, less the applicable exercise price multiplied by the number of shares that may be acquired on exercise.

                         FISCAL YEAR-END OPTION VALUES

                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                         OPTIONS/SARS AT               OPTIONS/SARS AT
                         SHARES                       DECEMBER 31, 1999(#)          DECEMBER 31, 1999($)
                       ACQUIRED ON      VALUE      ---------------------------   ---------------------------
        NAME           EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
        ----           -----------   -----------   -----------   -------------   -----------   -------------
Ake Almgren..........         --            --       457,813       1,567,187      2,410,108      8,544,892
Jeffrey Watts........         --            --       189,272         260,878      1,080,992      1,478,596
William Treece.......         --            --        52,500         157,500        262,500        867,500

STOCK OPTION PLANS

1993 INCENTIVE STOCK PLAN

     We have a 1993 incentive stock option plan that allows some of our employees and consultants the ability to acquire an ownership interest in our company. Under this plan, we have reserved for issuance 7,800,000 shares of common stock. The 1993 plan allows us to grant:

     - incentive stock options;

     - nonstatutory stock options; and

     - stock purchase rights.

     Options and stock purchase rights may be granted to employees and consultants, while incentive stock options may be granted only to employees. As of September 30, 2000, options to purchase 7,369,811 shares had been granted under this plan, of which options for 5,477,538 shares remained outstanding. The 1993 plan will continue to be in effect with respect to outstanding options granted under that plan until they are either exercised or expire in accordance with their respective terms. Capstone plans to grant no further new options under the 1993 plan, although to the extent options previously granted under the 1993 plan are subsequently forfeited or expire unexercised or otherwise become available, they may be reissued under the 2000 equity incentive plan.

     The exercise price of common stock underlying an option may be greater, less than or equal to fair market value. The exercise price of an incentive stock option granted to an employee who owns:

     - 10% or less of the voting power of all classes of stock, may not be less than 100% of the fair market value of the underlying shares of common stock on the date of the grant; and

     - more than 10% of the voting power of all classes of stock, may not be less than 110% of the fair market value of the underlying shares of common stock on the date of the grant.

     The exercise price of common stock underlying a nonstatutory stock option granted to an employee or consultant who owns:

     - 10% or less of the voting power of all classes of stock, may not be less than 85% of the fair market value of the underlying shares of common stock on the date of the grant; and

     - more than 10% of the voting power of all classes of stock, may not be less than 110% of the fair market value of the underlying shares of common stock on the date of the grant.

     In the case of a stock purchase right, the per share exercise price of the common stock underlying the right granted to a person who owns:

     - 10% or less of the voting power of all classes of stock, may not be less than 85% of the fair market value of the underlying shares of common stock on the date of the grant; and

     - more than 10% of the voting power of all classes of stock, may not be less than 100% of the fair market value of the underlying shares of common stock on the date of the grant.

     The maximum term of an option is 10 years from the date of the grant, though the option agreement may set forth a shorter term. The term is five years for an option granted to an employee who, at the time of the grant, owns stock representing more than 10% of the voting power of all classes of stock. Options are typically subject to vesting schedules, which do not exceed five years. Options may be exercised for specified periods, generally 30 days, after the termination of the optionee's employment or other service relationship with us, and are generally non-transferable. The term of a nonstatutory stock option may be extended under some circumstances for a period of six months upon the death of the optionee. If the board determines to grant a stock purchase right, a stock purchase agreement or stock bonus agreement must be executed no later than six months from the date of the grant. In some instances, we have a repurchase option upon the purchaser's voluntary or involuntary termination. The repurchase price is the fair market value for such shares on the date the right of repurchase is triggered.

     Upon the exercise of options or the grant of a purchase right, the board determines the method of payment, and may consist of:

     - cash;

     - check;

     - promissory note or other deferred payment arrangement;

     - delivery of shares of common stock that have a fair market value on the date of surrender equal to the aggregate exercise price; or

     - any combination of methods above or other method to the extent permitted by section 408 or 409 of the California General Corporation Law.

     The 1993 plan may be administered by the board of directors or a committee appointed by the board. Subject to the provisions of the plan, the board may select the individuals eligible to receive awards, determine or modify the terms and conditions of the awards granted, determine fair market value and exercise price within specific parameters, waive vesting provisions and generally administer and interpret the plan.

     Upon specified events, including a stock split, reverse stock split, stock dividend, combination or reclassification, we will adjust proportionately:

     - the number of shares of common stock covered by each outstanding option or purchase right;

     - the number of shares of common stock that have been authorized under the plan but as to which no options or purchase rights have been granted or which have been returned to the plan or repurchased upon a holder's termination or otherwise; and

     - the price per share of common stock covered by each outstanding option or purchase right.

     In the event of our dissolution or liquidation, all options and purchase rights not previously exercised will terminate immediately prior to the consummation of that action. In the event of certain transactions, we and the other parties to the transactions may agree to treat all the outstanding awards in a different manner. These transactions include a merger or consolidation in which we are not the survivor or in which shares of our stock are converted into cash, securities or other property; the sale of all or substantially all of our assets; a liquidation or dissolution that we initiate; and a transaction in which any person becomes the beneficial owner, directly or indirectly, of 30% or more of our outstanding capital stock on a fully diluted and as-converted basis.

2000 EQUITY INCENTIVE PLAN

     Our 2000 equity incentive plan was adopted by our board of directors on June 19, 2000 and has also been approved by our stockholders as a successor plan to our 1993 incentive stock plan. The 2000 plan provides for awards of up to 3,300,000 shares of common stock, plus the number of shares previously authorized and remaining available under the 1993 plan as of the closing of our initial public offering, plus any shares covered by options granted under the 1993 plan that are forfeited or expire unexercised. As of September 30, 2000, options to purchase 10,300 shares had been granted under the 2000 Plan, all of which were outstanding.

     The 2000 plan is substantially the same as the 1993 plan. The 2000 plan provides for the discretionary grant of awards to employees, consultants and members of the board of directors. These awards can be incentive stock options (as defined in Section 422 of the Internal Revenue Code), nonstatutory stock options (that is, options that do not meet the definition of incentive stock options), stock purchase rights and stock bonus rights. The 2000 plan provides that our non-employee directors will be granted initial options to purchase 21,600 shares of common stock on the date of their initial election to the board of directors.

     The 2000 plan also provides for subsequent grants to our non-employee directors of options to purchase 21,600 shares of common stock on the date of the annual stockholders meeting in the third year after the director's initial grant, if the director is reelected to our board. All of these options granted to non-employee directors are subject to vesting, in three equal installments over three years, based upon continuing service as a director. These options will have an exercise price equal to the fair market value of the common stock on the grant date, and a term of 10 years, subject to earlier expiration in connection with termination of service.

     Our board of directors or a committee of board members may administer the 2000 plan. The 2000 plan is administered by a committee composed of two or more independent directors. The administrator determines the terms of the options or other awards granted, including when they vest or may be exercised, the exercise price, the number of shares subject to each option or other award (but not to exceed 3,000,000 per year per participant), and the forms of payment permitted upon exercise. The board of directors may amend, suspend or terminate the 2000 plan, except that no action may affect any share of common stock previously issued and sold or any option previously granted under the 2000 plan without the holder's consent. In addition, stockholder approval is generally required for the board of directors to increase the number of shares that may be issued under the 2000 plan. However, no stockholder approval is required in case of a merger, recapitalization, spin-off, stock split, dissolution, disposition of substantially all of our assets, or other transaction or event involving a change in our capital structure. In these cases, the board also has discretion to adjust the exercise price of any option or stock purchase right, as well to adjust the number and kind of shares for which options or stock purchase rights may be granted or which are subject to outstanding options, stock purchase rights or restricted stock.

     For any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the per share exercise price of a stock option must equal at least 110% of the fair market value of a share of common stock on the grant date. However, the maximum term of a stock option granted to such a participant differs depending upon the type of option:
If it is an incentive stock option the term must not exceed five years, but if it is a nonstatutory stock option the term may not exceed 10 years. For all other participants, the term of all other options granted under the 2000 plan may not exceed 10 years, and the per share exercise price must equal

     - at least 100% of the fair market value of a share of common stock on the grant date, if the option is an incentive stock option, or

     - at least 85% of the fair market value of a share on the grant date if the option is a nonstatutory stock option. However, pursuant to a merger or other corporate transaction, options may be granted with an exercise price different from those set forth above.

     Options and other awards granted under the 2000 plan generally are subject to vesting conditions relating to continued service to Capstone. Vesting conditions customarily provide that the award becomes exercisable over time in stages corresponding to length of service as an employee, director or consultant. Options and other awards generally are not transferable by the optionee. Options granted under the 2000 plan generally must be exercised within three months after the end of the optionee's status as an employee, director or consultant, or within one year in case of disability or death. If an optionee's status as an employee, director or consultant is terminated for cause, the option terminates immediately.

     The 2000 plan provides for the grant of stock purchase rights and stock bonus rights. Stock purchase rights permit the grantee to enter into an agreement with us to purchase restricted stock, subject to vesting conditions relating to continued service. Unless the plan administrator determines otherwise, the restricted stock purchase agreement will give us the option to repurchase the restricted shares upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with our company for any reason, including death or disability. We intend that the restricted stock purchase agreement will provide that this repurchase right would apply only to the shares covered by the unvested portion of the purchaser's stock purchase right. The purchase price for shares repurchased pursuant to a restricted stock purchase agreement, and the rate at which the repurchase right lapses will be determined by the administrator and set forth in the restricted stock purchase agreement. We intend that the restricted stock purchase agreement provide that the purchase price for such repurchased shares would be the original price paid by the purchaser.

     If we merge with another corporation, the administrator may, but is not required, to accelerate the vesting of each outstanding option and other award. In a merger, the surviving corporation may assume any outstanding options or other awards or may substitute similar stock awards, without accelerating the vesting of outstanding awards. If the surviving corporation does not assume or substitute for outstanding options and other awards, then:

     - (1) for participants whose service has not been terminated prior to the merger, awards will become fully vested and exercisable and all restrictions on those awards will lapse at least 10 days before the merger closes, and

     - (2) for other participants, outstanding awards will terminate if not exercised before the merger closes.

     If the surviving corporation does assume or substitute for outstanding awards, then a participant's awards will become immediately fully vested and exercisable if, within nine months after the merger one of the following occurs:

     - (1) the surviving corporation terminates the participant's employee or director status without cause, or

     - (2) an employee terminates employment either because his principal work location moves more than 50 miles from his existing work location or because there is a material reduction in his responsibilities.

     General Federal Tax Consequences. In general under current federal laws, participants in the 2000 plan who receive nonstatutory stock options, restricted stock, deferred stock, and stock payments are taxable upon receipt of common stock or cash with respect to those awards or grants. Subject to limitations under section 162(m) of the Internal Revenue Code, discussed further below, we will be entitled to a corporate income tax deduction for the amounts taxable to those recipients. If a recipient of incentive stock options exercises those options and then holds those options and option stock for certain minimum holding periods, he generally has no taxable income on the receipt of common stock, and we are not entitled to a deduction. Participants in the 2000 plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the plan.

     Section 162(m) Limitation. In general, under section 162(m) of the Internal Revenue Code, income tax deductions of publicly held corporations may be limited to the extent total compensation for certain executive officers in any one year exceeds $1,000,000 (less any excess parachute payments as defined in section 280G of the Internal Revenue Code). For purposes of this general rule, total compensation includes base salary, annual bonus, stock option exercises and non-qualified benefits paid. However, under section 162(m), the deduction limit does not apply to certain performance-based compensation established by an independent compensation committee which is adequately disclosed to, and approved by, stockholders. In particular, stock options will satisfy the performance-based compensation exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares any person can be granted within a specified period, and the compensation is based solely on an increase in the stock price after the grant date (that is, the option exercise price is at least equal to the fair market value of the stock subject to the award on the grant date). Rights or awards other than options will not qualify as performance-based compensation for these purposes unless the rights or awards are granted or vest upon preestablished objective performance goals whose material terms are disclosed to and approved by the stockholders. Under a transition rule for compensation plans of corporations which, like Capstone, were privately held and which became publicly held in an initial public offering, the 2000 plan will not be subject to section 162(m) until the earlier of (1) the material modification of the 2000 plan; (2) the issuance of all employer stock and other compensation that has been allocated under the 2000 plan; or (3) the first meeting of stockholders at which directors are to be elected that occurs after December 31, 2003.

     Based on current law, we have attempted to structure the 2000 plan so that after December 31, 2003, subject to obtaining stockholder approval for the 2000 plan, the remuneration attributable to stock options which meet the other requirements of section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

EMPLOYEE STOCK PURCHASE PLAN

2000 EMPLOYEE STOCK PURCHASE PLAN

     The 2000 employee stock purchase plan was adopted by our board of directors on June 19, 2000 and has also been approved by our stockholders. A total of 900,000 shares of common stock may be sold under the purchase plan. As of the date of this prospectus, no shares have been issued under the purchase plan. The purchase plan is administered by a committee composed of not less than two members of the board of directors who are "non-employee directors" within the meaning of Rule 16b-3 adopted by the SEC under Section 16(b) of the Securities Exchange Act of 1934.

     The purchase plan, which is intended to qualify under section 423 of the Internal Revenue Code, contains consecutive offer periods that are generally six months in duration. The offer periods start on January 1 and July 1 and end on the last day of June and December. Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for more than 20 hours per week and more than five months per year. However, no employee may be granted a right to purchase stock under the purchase plan (1) to the extent that, immediately after the grant of the right to purchase stock, the employee would own, or be treated as owning, stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (2) to the extent that his or her rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock for each calendar year.

     The purchase plan permits participants to purchase common stock through payroll deductions of up to 15% of the participant's base compensation. Base compensation is defined as the participant's total base compensation which he or she receives on each payday as compensation for services to our company, excluding overtime payments, sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments. The maximum number of shares a participant may purchase with respect to a single offer period is 2,500 shares. Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offer period. The price of stock purchased under the purchase plan is 85% of the lesser of the fair market value of the common stock (1) the first day of the offer period or
(2) the last day of the offer period. Participants may end their participation at any time other than the final 15 days of an offer period, and they will be paid their payroll deductions to date. Purchase of stock by participants in the purchase plan occurs automatically on the last day of each offer period. Participation ends automatically upon termination of employment with us, and the employee's payroll deductions to date will be refunded to the employee. However, if employment is terminated by the employee's death, a refund of the employee's payroll deductions to date requires a written request from the executor of the employee's will or the administrator of the employee's estate before the next date on which an offer period ends; otherwise the purchase of stock using the employee's payroll deductions will occur on the last day of the offer period.

     Rights to purchase stock granted under the purchase plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the purchase plan. The purchase plan provides that, upon certain specified events, such as a merger, recapitalization, spin-off, stock split, dissolution, disposition of substantially all of our assets, or other similar corporate transaction or event, the board has discretion to adjust the exercise price of any option as well as the number and kind of shares for which options may be granted or which are subject to outstanding options. Our board of directors has the authority to amend or terminate the purchase plan; however, stockholder approval is required to amend the purchase plan either to change the number of shares of stock that may be sold pursuant to the purchase plan (except upon certain specified events involving a change in capital structure, such as those listed in the preceding sentence), or to alter the requirements for eligibility to participate in the purchase plan, or in any manner that would cause the plan to no longer be an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code. The purchase plan will terminate on December 31, 2010, unless terminated earlier in accordance with its provisions.

EMPLOYMENT AGREEMENTS

     We have entered into a letter agreement with Ake Almgren, our President and Chief Executive Officer. During his employment Dr. Almgren will receive a base salary plus a bonus of up to $100,000 based on the achievement of annual objectives and stock options under Capstone Turbine Corporation's Stock Option Plan, originally granted in the amount of 780,000 shares vesting over four years. Upon termination of his employment, Dr. Almgren will receive an amount equaling the monthly rate of the base salary for the six months following termination. For 1999, Dr. Almgren's base salary was $200,000.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On May 16, 1995, we entered into a Preferred Stock Purchase Agreement for Series B preferred stock pursuant to which Fletcher Challenge Distributed Generation, Inc. purchased 3,333,334 shares of Series B preferred stock. In connection with the Series B preferred stock financing, we and Fletcher Challenge Power Marketing Limited, a New Zealand corporation and an affiliate of Fletcher Challenge, entered into a Marketing and Licensing Agreement dated May 16, 1995. This agreement provided that Fletcher Challenge Power Marketing have the exclusive marketing rights for seven years from the date in which Capstone met a specified technological milestone. This milestone was met in 1999 and the original agreement term, therefore, would have expired in 2006. The marketing rights related to sales of our products throughout the world exclusive of the United States, Canada, Mexico, Europe and Africa. We subsequently reacquired these marketing and licensing rights under the terms of the Marketing Rights Buyback Agreement, dated as of July 14, 1999, entered into by us, Awatea Holdings Limited, Fletcher Challenge and Fletcher Challenge Power Marketing. Among other things, the Buyback Agreement provided for our repurchase of Fletcher Challenge's Power Marketing marketing rights and future royalties on shipments in the specified territory. As part of the repurchase agreement, we elected to make an upfront payment of $9.0 million, resulting in a royalty obligation of 4%, up to a maximum of $11.0 million. The future royalty payments accelerated at a qualifying public offering and, accordingly, we paid the royalty maximum of $11 million from the proceeds of our initial public offering. As further provided in the repurchase agreement, on February 24, 2000 we also issued 1,250,000 shares of Series G preferred stock with a liquidation preference of $4.00 per share for no additional consideration to Awatea. Peter Steele is a former director designee of Fletcher Challenge to our board of directors. Sales made to Fletcher Challenge and an affiliate were $247,000 in 1999.

     On January 17, 1997, we issued 3,125,000 shares of our Series D preferred stock to various investors, some of whom were our officers, directors or 5% stockholders. On August 22, 1997 we issued 5,865,814 shares of our Series E preferred stock to various investors. An additional 4,587,331 shares of Series E preferred stock were issued on November 19, 1997. On May 31, 1999, we issued 11,095,496 shares of Series F preferred stock, in addition to warrants to acquire 8,396,624 shares of common stock, to various investors, some of whom were our directors or 5% stockholders. On February 24, 2000, we issued 35,683,979 shares of Series G preferred stock to various investors some of whom were our officers, directors or 5% stockholders.

     We have sold several of our products to Fletcher Challenge Energy, Canada and Fletcher Challenge Power Marketing, New Zealand for aggregate proceeds of approximately $357,000. Fletcher Challenge Power Marketing, New Zealand purchased one microturbine in 1995 and three units in 1996 for proceeds of approximately $110,000. In 1999, we sold six units to Fletcher Challenge Power Marketing, New Zealand for resale to Japanese customers for approximately $178,000. Fletcher Challenge Energy Canada purchased two microturbines in 1999 for aggregate proceeds of approximately $69,000, the same price other customers paid.

     During 1997 and 1998, Fletcher Challenge reimbursed us $137,000 and $39,000, respectively, for the use of our office facilities as well as for other expenses. As of December 31, 1998, we had a $17,000 receivable for these expenses.

     During 1997, we purchased from Rosen Motors, of which our present and former directors Benjamin Rosen and Dr. Harold Rosen, respectively, were principal officers, equipment and improvements in the amount of $590,000 and assumed several leases.

     The following members of our board of directors represent venture capital firms that have invested in us. Richard Aube is a managing director of The Beacon Group, LLC, a private investment and strategic advisory firm based in New York. John Jaggers is a general partner and the Chief Financial Officer of Sevin Rosen Funds, a group of venture capital firms that manages a several hundred million dollar portfolio. Benjamin Rosen is a co-founder of Sevin Rosen Funds. Eric Young is a co-founder of Canaan Partners, a venture capital investment firm, and has served as a general partner. Jean-Rene Marcoux is President and Chief Executive Officer of Hydro-Quebec CapiTech, the investment arm of Hydro-Quebec. Each of these firms represented on our board of directors has invested in us. For a breakdown of shareholding, please see "Principal and Selling Stockholders" following this section.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, as of September 30, 2000, and as adjusted to reflect the sale of shares of common stock offered by this prospectus, information regarding the beneficial ownership of our common stock by:

     - all persons known by us to own beneficially 5% or more of our common stock;

     - each of our directors;

     - the executive officers listed in the Summary Compensation Table;

     - all directors and executive officers as a group; and

     - the selling stockholders.

     Unless otherwise indicated, the address for each stockholder on this table is c/o Capstone Turbine Corporation, 21211 Nordhoff Street, Chatsworth, California 91311. A person has beneficial ownership of shares if he has the power to vote or dispose of the shares. This power can be exclusive or shared, direct or indirect. In addition, a person is considered by SEC rules to beneficially own shares underlying options that are presently exercisable or will become exercisable within 60 days. Except in states where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such stockholder.

     As of September 30, 2000, there were 74,938,602 shares of our common stock outstanding. To calculate a stockholder's percentage of beneficial ownership, we must include in the numerator and denominator those shares underlying options that the stockholder is considered to beneficially own. Shares underlying options held by other stockholders, however, are disregarded in this calculation. Therefore, the denominator used in calculating beneficial ownership among our stockholders may differ.

                                       SHARES BENEFICIALLY OWNED
                                         PRIOR TO THE OFFERING
                                 -------------------------------------                            SHARES BENEFICIALLY
                                               NUMBER OF                                                 OWNED
                                  NUMBER OF      SHARES                                            AFTER THE OFFERING
                                 OUTSTANDING   UNDERLYING                          SHARES BEING   --------------------
   NAME OF BENEFICIAL OWNER        SHARES       OPTIONS       TOTAL      PERCENT     OFFERED        NUMBER     PERCENT
   ------------------------      -----------   ----------   ----------   -------   ------------   ----------   -------
EXECUTIVE OFFICERS:
Dr. Ake Almgren................     120,000     801,875        921,875     1.2%            --        921,875     1.2%
Jeffrey Watts(2)...............     200,570     136,988        337,558       *             --        337,558       *
William Treece.................      58,125      60,000        118,125       *             --        118,125       *
DIRECTORS:
Dr. Ake Almgren................     120,000     801,875        921,875     1.2             --        921,875     1.2
Richard Aube(3)................   3,750,000          --      3,750,000     5.0        357,138      3,392,862     4.5
John Jaggers(4)................   4,135,120          --      4,135,120     5.5        154,016      3,981,104     5.3
Jean-Rene Marcoux(5)...........   1,200,000          --      1,200,000     1.6          9,524      1,190,476     1.6
Benjamin Rosen.................   3,492,619          --      3,492,619     4.7        332,626      3,159,993     4.2
Eric Young(6)..................   2,424,281          --      2,424,281     3.2        226,238      2,198,043     2.9
ALL DIRECTORS AND EXECUTIVE
  OFFICERS AS A GROUP (8
  PERSONS).....................  15,380,715     998,863     16,379,578    21.6      1,079,542     15,300,036    20.0
5% STOCKHOLDERS:
Awatea (Fletcher Challenge)....   8,123,131          --      8,123,131    10.8        773,621      7,349,510     9.7
RHO Management Trust I(7)......   6,257,997          --      6,257,997     8.4        595,991      5,662,006     7.5
Southern Union Technology
  Partners, L.P................   4,167,916          --      4,167,916     5.6        396,939      3,770,977     5.0
Sevin Rosen Funds(8)...........   4,135,120          --      4,135,120     5.5        154,016      3,981,104     5.3
The Beacon Group Energy
  Investment Fund II LP........   3,750,000          --      3,750,000     5.0        357,138      3,392,862     4.5
SELLING STOCKHOLDERS:
B.J. Alder(9)..................       2,925          --          2,925       *             19          2,906       *
Jennifer Alder(10).............       2,925          --          2,925       *             77          2,848       *
Alliant Energy Resources,
  Inc..........................   1,500,000          --      1,500,000     2.0         35,714      1,464,286     1.9
Clara Martin Beach.............       1,336          --          1,336       *             19          1,317       *
Beagle Ltd.....................     337,500          --        337,500       *          2,857        334,643       *
James Bennett..................       1,500          --          1,500       *             95          1,405       *
Paul Berner(11)................       6,000      26,250         32,250       *          2,970         29,280       *

                                       SHARES BENEFICIALLY OWNED
                                         PRIOR TO THE OFFERING
                                 -------------------------------------                            SHARES BENEFICIALLY
                                               NUMBER OF                                                 OWNED
                                  NUMBER OF      SHARES                                            AFTER THE OFFERING
                                 OUTSTANDING   UNDERLYING                          SHARES BEING   --------------------
   NAME OF BENEFICIAL OWNER        SHARES       OPTIONS       TOTAL      PERCENT     OFFERED        NUMBER     PERCENT
   ------------------------      -----------   ----------   ----------   -------   ------------   ----------   -------
JM & PJ Blundell...............       1,903          --          1,903       *            181          1,722       *
Robert W. Bosley(12)...........      85,126       1,459         86,585       *            480         86,105       *
Warwick Bosson.................       3,253          --          3,253       *             29          3,224       *
Don Burtis.....................      37,416          --         37,416       *            390         37,026       *
Canaan Equity II Entrepreneurs
  LLC(13)......................      39,000          --         39,000       *         11,764         27,236       *
Canaan Equity II L.P.(14)......     491,250          --        491,250       *        148,186        343,064       *
Canann Equity II L.P.
  (QP)(15).....................     219,750          --        219,750       *         66,288        153,462       *
Cascade Investment LLC.........     992,849          --        992,849     1.3         47,618        945,231     1.2
Catterton Capstone Partners
  LLC..........................      37,500          --         37,500       *            952         36,548       *
John Cavalier(16)(17)..........     139,950          --        139,950       *         13,324        126,626       *
Heather Ann Chambers...........       6,000          --          6,000       *            476          5,524       *
Jonathan Cho(16)...............       4,875          --          4,875       *            464          4,411       *
Tom Chung(16)(18)..............       2,208          --          2,208       *            143          2,065       *
Redmon Paul Craig(19)..........     379,713          --        379,713       *         19,047        360,666       *
William J. Craver(16)..........      17,250          --         17,250       *          1,643         15,607       *
Ellen C. Crutcher..............       3,136          --          3,136       *            299          2,837       *
Allen Mattson Davis(16)........      30,000          --         30,000       *          2,857         27,143       *
Anthony DeLuise(16)............      68,668          --         68,668       *          1,754         66,914       *
DLJ Fund Investment Partners
  II, L.P.(20).................     204,895          --        204,895       *         19,514        185,381       *
DLJ Securities Corp.(20).......     749,411          --        749,411     1.0         71,371        678,040       *
DLJ Capital Corporation(20)....       1,063          --          1,063       *            101            962       *
DLJ Private Equity Employees
  Fund, L.P.(20)...............      18,753          --         18,753       *          1,786         16,967       *
DLJ Private Equity Partners
  Fund, L.P.(20)...............     526,352          --        526,352       *         50,128        476,224       *
Dominion Fund III..............      53,635          --         53,635       *          5,108         48,527       *
Matt Elias(16).................      11,850          --         11,850       *            762         11,088       *
EnerTech Capital Partners LP...   1,604,610          --      1,604,610     2.1        152,818      1,451,792     1.9
Dietrich Erdmann...............     434,085          --        434,085       *         33,659        400,426       *
Angus Fletcher.................       9,617          --          9,617       *            238          9,379       *
James C. Furnivall.............       7,500          --          7,500       *            714          6,786       *
Gas Research Institute.........     675,000          --        675,000       *         64,285        610,715       *
Stephen L. Green(21)...........      15,000          --         15,000       *          1,429         13,571       *
Jack Harrington................      11,788          --         11,788       *          1,123         10,665       *
Mary P. Helmer.................       3,000          --          3,000       *            286          2,714       *
Debra Hemsey(16)...............       3,750          --          3,750       *             95          3,655       *
Hennigan, Bennett & Dorman.....      29,999          --         29,999       *          2,857         27,142       *
Hillside Capital
  Incorporated.................      37,500          --         37,500       *          3,571         33,929       *
Hobbes & Towne, Inc............      32,933          --         32,933       *          3,136         29,797       *
Russel Hundemer................       1,187          --          1,187       *            113          1,074       *
David Hurwitz(16)..............      12,817          --         12,817       *          1,221         11,596       *
Hydro-Quebec CapiTech Inc......   1,200,000          --      1,200,000     1.6          9,524      1,190,476     1.6
Anthony D. Hynes(22)...........       5,868          --          5,868       *             83          5,785       *
Janice Ingram..................       6,000          --          6,000       *            571          5,429       *
Irell & Manella LLP(23)........     337,620          --        337,620       *          6,571        331,049       *
Michael D. Irvine(24)..........      92,000          --         92,000       *          1,543         90,457       *
Hamilton E. James(16)(25)......      15,000          --         15,000       *          1,429         13,571       *
Deepak Kamra...................       9,750          --          9,750       *            929          8,821       *
Kingdon Offshore N.V.I(26).....     296,700          --        296,700       *         28,257        268,443       *
Kingdon Family
  Partnership(27)..............      15,600          --         15,600       *          1,486         14,114       *
Kingdon Partners(28)...........      39,000          --         39,000       *          3,714         35,286       *
Kingdon Associates(29).........      61,200          --         61,200       *          5,828         55,372       *
Lloyd G. Kirchner(30)..........      30,000      21,688         51,688       *          4,685         47,003       *
Louis Klevan(16)...............       5,085          --          5,085       *            484          4,601       *
Ronald A. Knapp................      16,899          --         16,899       *            821         16,078       *
Gregory Kopchinsky.............      15,000          --         15,000       *          1,429         13,571       *
Larry Lavine(16)...............      67,500          --         67,500       *            952         66,548       *
Kelly A. Leisten...............       3,000          --          3,000       *            190          2,810       *
Michael Lockitch(16)...........       7,125          --          7,125       *            667          6,458       *
Antony Lundy...................      63,750          --         63,750       *          6,071         57,679       *

                                       SHARES BENEFICIALLY OWNED
                                         PRIOR TO THE OFFERING
                                 -------------------------------------                            SHARES BENEFICIALLY
                                               NUMBER OF                                                 OWNED
                                  NUMBER OF      SHARES                                            AFTER THE OFFERING
                                 OUTSTANDING   UNDERLYING                          SHARES BEING   --------------------
   NAME OF BENEFICIAL OWNER        SHARES       OPTIONS       TOTAL      PERCENT     OFFERED        NUMBER     PERCENT
   ------------------------      -----------   ----------   ----------   -------   ------------   ----------   -------
Robin Mackay & Valerie Mackay,
  Trustees UA DTD 06/23/1989 by
  Mackay Family Trust(31)......     606,000          --        606,000       *         57,713        548,287       *
Trevor Duncan Mackay...........       6,000          --          6,000       *            476          5,524       *
John Clifford Mann.............      22,599          --         22,599       *            643         21,956       *
John S. Mansfield(32)..........      41,406          --         41,406       *            453         40,953       *
Ann D. Martin..................       2,036          --          2,036       *             29          2,007       *
Curtis C. Martin...............      29,124       1,031         30,155       *          1,619         28,536       *
Pat McCloskey(16)..............       9,461          --          9,461       *            429          9,032       *
Micro Generation Technology
  Fund LLC.....................   1,380,073          --      1,380,073     1.8         14,952      1,365,121     1.8
Joseph C. Migliorino...........       3,000          --          3,000       *            286          2,714       *
Michael P. Migliorino..........       3,000          --          3,000       *            286          2,714       *
Robert J. Migliorino(33).......       1,500          --          1,500       *            143          1,357       *
Albert J. Miller...............      30,169          --         30,169       *          2,873         27,296       *
Mitsubishi International
  Corporation..................      45,253          --         45,253       *          4,310         40,943       *
MC Capital.....................     150,933          --        150,933       *         14,374        136,559       *
Mitsubishi Corporation.........     105,589          --        105,589       *          5,238        100,351       *
Garrett Moran(16)..............      15,000          --         15,000       *          1,429         13,571       *
Heather Nicolau(16)............       5,522          --          5,522       *            526          4,996       *
NIG-Capstone Ltd.(34)..........     184,755          --        184,755       *         14,286        170,469       *
NJR Energy Corporation.........     354,666          --        354,666       *          3,378        351,288       *
James C. Noe...................     624,000          --        624,000       *          2,286        621,714       *
Nordhoff Investments...........   1,458,052          --      1,458,052     1.9         14,684      1,443,368     1.9
Nth Power Technologies Fund I,
  LP...........................   1,858,978          --      1,858,978     2.5         19,047      1,839,931     2.4
Pachulski, Stang, Siehl, Young,
  & Jones Professional
  Corporation..................      29,999          --         29,999       *          2,857         27,142       *
Parnasa Partners...............     233,474          --        233,474       *         22,235        211,239       *
Niket Patankar(16).............       1,500          --          1,500       *            143          1,357       *
John William Pettit(35)........      34,802          --         34,802       *             48         34,754       *
Kathryn Susan Pettit(35).......      34,802          --         34,802       *             14         34,788       *
Peter Michael Pettit(35).......      34,802          --         34,802       *            714         34,088       *
Anne Plechner..................      14,015          --         14,015       *            762         13,253       *
Townes Pressler(16)............      11,250          --         11,250       *          1,071         10,179       *
Nancy Quinn....................       7,500          --          7,500       *            310          7,190       *
Rabun Partners.................      15,000          --         15,000       *          1,429         13,571       *
Vern Raburn....................       9,090     310,975        320,065       *            866        319,199       *
Michael W. Ranger(16)..........      63,750          --         63,750       *            952         62,798       *
Harry T. Rein..................      15,000          --         15,000       *          1,429         13,571       *
John Rice(16)..................      28,245          --         28,245       *          1,714         26,531       *
Mark Robson and Lois Robson JT
  TEN..........................         952          --            952       *             43            909       *
Eric Andrew Rosen Trust........      68,576          --         68,576       *          6,531         62,045       *
Harold A. Rosen(36)............     378,737         625        379,362       *         24,683        354,679       *
Jeffrey Mark Rosen Trust.......      68,576          --         68,576       *          6,531         62,045       *
Seymour Rubin..................       1,586          --          1,586       *            151          1,435       *
Frederic A. Rubinstein(37).....     113,621          --        113,621       *         10,821        102,800       *
Carolyn Fay Rudnik.............       3,750          --          3,750       *            357          3,393       *
The L.J Sevin Trust Fund.......     821,902          --        821,902     1.1         78,275        743,627       *
J.D. Sitton III................      15,000          --         15,000       *            357         14,643       *
Stapleton Communications.......      26,496          --         26,496       *          2,523         23,973       *
Margaret E. Stone Revocable
  Living Trust.................      65,100          --         65,100       *            314         64,786       *
Tom Sullivan(16)...............       7,504          --          7,504       *            286          7,218       *
Sumitomo Corporation...........     150,660          --        150,660       *          3,809        146,851       *
David L. Townley(38)...........      11,250          --         11,250       *            114         11,136       *
Utech Climate Challenge Fund,
  LP...........................     690,036          --        690,036       *          7,476        682,560       *
Vulcan Ventures, Inc...........   3,539,997          --      3,539,997     4.7        337,138      3,202,859     4.2
Joel B. Wacknov(39)............      43,537      19,250         62,787       *          5,714         57,073       *
The Waubeeka Trust.............       3,000          --          3,000       *            286          2,714       *
Elizabeth G. Wensley...........       3,000          --          3,000       *            286          2,714       *

                                       SHARES BENEFICIALLY OWNED
                                         PRIOR TO THE OFFERING
                                 -------------------------------------                            SHARES BENEFICIALLY
                                               NUMBER OF                                                 OWNED
                                  NUMBER OF      SHARES                                            AFTER THE OFFERING
                                 OUTSTANDING   UNDERLYING                          SHARES BEING   --------------------
   NAME OF BENEFICIAL OWNER        SHARES       OPTIONS       TOTAL      PERCENT     OFFERED        NUMBER     PERCENT
   ------------------------      -----------   ----------   ----------   -------   ------------   ----------   -------
Paul A. Wensley................       3,000          --          3,000       *            286          2,714       *
R. James Wensley & Germaine
  Wensley TR Wensley Family
  Trust EST DTD 06/19/92.......     341,982          --        341,982       *         32,569        309,413       *
Roy J. Wensley(40).............       3,000          --          3,000       *            238          2,762       *
Chris Weyant(41)...............         950          --            950       *             90            860       *
Williams Distributed Power
  Services.....................     375,000          --        375,000       *         35,714        339,286       *
Winfield Capital Corp..........     112,500          --        112,500       *         10,714        101,786       *
Gavin Wolfe(16)................      11,370          --         11,370       *          1,083         10,287       *
Wolfson Equities...............      75,000          --         75,000       *          7,143         67,857       *
Yellowstone Equity Partners....     181,781          --        181,781       *         17,312        164,469       *
EMPLOYEE SELLING STOCKHOLDERS
  (51 STOCKHOLDERS)............     332,725     411,578        744,303       *         43,340        700,963       *

---------------
  *  Less than one percent.

 (1) The numbers and percentages in this table assume that the underwriters do not exercise their over-allotment option. The selling stockholders named in the table below have granted the underwriters the option to purchase up to the number of shares shown next to their names to cover over-allotments. If the over-allotment option were exercised in full, the individuals would beneficially own the number and percentage of shares of our common stock shown in the table below.

                                                                                     SHARES BENEFICIALLY
                                                                                         OWNED AFTER
                                                                                       THE OFFERING IF
                                                                                       OVER-ALLOTMENT
                                                              SHARES SUBJECT TO      OPTION IS EXERCISED
                                                               OVER-ALLOTMENT      -----------------------
                  NAME OF BENEFICIAL OWNER                         OPTION            NUMBER        PERCENT
                  ------------------------                    -----------------    ----------      -------
EXECUTIVE OFFICERS:
Dr. Ake Almgren.............................................        10,000            911,875        1.2%
Jeffrey Watts...............................................        10,000            327,558          *
William Treece..............................................            --            118,125          *
DIRECTORS:
Dr. Ake Almgren.............................................        10,000            911,875        1.2
Richard Aube................................................        51,904          3,340,958        4.4
John Jaggers................................................        22,384          3,958,720        5.2
Jean-Rene Marcoux...........................................         1,384          1,189,092        1.6
Benjamin Rosen..............................................        48,341          3,111,652        4.1
Eric Young..................................................        32,880          2,165,163        2.9
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (8
  PERSONS)..................................................       176,893         15,123,143       19.7
5% STOCKHOLDERS:
Awatea (Fletcher Challenge).................................       112,433          7,237,077        9.6
RHO Management Trust I......................................        86,618          5,575,388        7.4
Southern Union Technology Partners, L.P.....................        57,688          3,713,289        4.9
Sevin Rosen Funds...........................................        22,384          3,958,720        5.2
The Beacon Group Energy Investment Fund II LP...............        51,904          3,340,958        4.4
SELLING STOCKHOLDERS:
B.J. Alder..................................................             3              2,903          *
Jennifer Alder..............................................            12              2,836          *
Alliant Energy Resources, Inc...............................         5,190          1,459,096        1.9
Clara Martin Beach..........................................             3              1,314          *
Beagle Ltd..................................................           415            334,228          *
James Bennett...............................................            14              1,391          *
Paul Berner.................................................           432             28,848          *
JM & PJ Blundell............................................            27              1,695          *
Robert W. Bosley............................................            70             86,035          *

                                                                                     SHARES BENEFICIALLY
                                                                                         OWNED AFTER
                                                                                       THE OFFERING IF
                                                                                       OVER-ALLOTMENT
                                                              SHARES SUBJECT TO      OPTION IS EXERCISED
                                                               OVER-ALLOTMENT      -----------------------
                  NAME OF BENEFICIAL OWNER                         OPTION            NUMBER        PERCENT
                  ------------------------                    -----------------    ----------      -------
Warwick Bosson..............................................             4              3,220          *
Don Burtis..................................................            56             36,970          *
Canaan Equity II Entrepreneurs LLC..........................         1,710             25,526          *
Canaan Equity II L.P........................................        21,536            321,528          *
Canann Equity II L.P. (QP)..................................         9,634            143,828          *
Cascade Investment LLC......................................         6,921            938,310        1.2
Catterton Capstone Partners LLC.............................           139             36,409          *
John Cavalier...............................................         1,936            124,690          *
Heather Ann Chambers........................................            69              5,455          *
Jonathan Cho................................................            68              4,343          *
Tom Chung...................................................            21              2,044          *
Redmon Paul Craig...........................................         2,769            357,897          *
William J. Craver...........................................           239             15,368          *
Ellen C. Crutcher...........................................            43              2,794          *
Allen Mattson Davis.........................................           415             26,728          *
Anthony DeLuise.............................................           255             66,659          *
DLJ Fund Investment Partners II, L.P........................         2,836            182,545          *
DLJ Securities Corp.........................................        10,373            667,667          *
DLJ Capital Corporation.....................................            15                947          *
DLJ Private Equity Employees Fund, L.P......................           260             16,707          *
DLJ Private Equity Partners Fund, L.P.......................         7,285            468,939          *
Dominion Fund III...........................................           742             47,785          *
Matt Elias..................................................           111             10,977          *
EnerTech Capital Partners LP................................        22,209          1,429,583        1.9
Dietrich Erdmann............................................         4,892            395,534          *
Angus Fletcher..............................................            35              9,344          *
James C. Furnivall..........................................           104              6,682          *
Gas Research Institute......................................         9,343            601,372          *
Stephen L. Green............................................           207             13,364          *
Jack Harrington.............................................           163             10,502          *
Mary P. Helmer..............................................            41              2,673          *
Debra Hemsey................................................            14              3,641          *
Hennigan, Bennett & Dorman..................................           415             26,727          *
Hillside Capital Incorporated...............................           519             33,410          *
Hobbes & Towne, Inc.........................................           456             29,341          *
Russel Hundemer.............................................            16              1,058          *
David Hurwitz...............................................           177             11,419          *
Hydro-Quebec CapiTech Inc...................................         1,384          1,189,092        1.6
Anthony D. Hynes............................................            12              5,773          *
Janice Ingram...............................................            83              5,346          *
Irell & Manella LLP.........................................           955            330,094          *
Michael D. Irvine...........................................           224             90,233          *
Hamilton E. James...........................................           207             13,364          *
Deepak Kamra................................................           135              8,686          *
Kingdon Offshore N.V.I......................................         4,106            264,337          *
Kingdon Family Partnership..................................           216             13,898          *
Kingdon Partners............................................           540             34,746          *
Kingdon Associates..........................................           848             54,524          *
Lloyd G. Kirchner...........................................           680             46,323          *
Louis Klevan................................................            71              4,530          *
Ronald A. Knapp.............................................           119             15,959          *
Gregory Kopchinsky..........................................           207             13,364          *
Larry Lavine................................................           139             66,409          *
Kelly A. Leisten............................................            28              2,782          *
Michael Lockitch............................................            97              6,361          *
Antony Lundy................................................           883             56,796          *

                                                                                     SHARES BENEFICIALLY
                                                                                         OWNED AFTER
                                                                                       THE OFFERING IF
                                                                                       OVER-ALLOTMENT
                                                              SHARES SUBJECT TO      OPTION IS EXERCISED
                                                               OVER-ALLOTMENT      -----------------------
                  NAME OF BENEFICIAL OWNER                         OPTION            NUMBER        PERCENT
                  ------------------------                    -----------------    ----------      -------
Robin Mackay & Valerie Mackay, Trustees UA
  DTD 06/23/1989 by Mackay Family Trust.....................         8,388            539,899          *
Trevor Duncan Mackay........................................            69              5,455          *
John Clifford Mann..........................................            93             21,863          *
John S. Mansfield...........................................            66             40,887          *
Ann D. Martin...............................................             4              2,003          *
Curtis C. Martin............................................           235             28,301          *
Pat McCloskey...............................................            62              8,970          *
Micro Generation Technology Fund LLC........................         2,173          1,362,948        1.8
Joseph C. Migliorino........................................            41              2,673          *
Michael P. Migliorino.......................................            41              2,673          *
Robert J. Migliorino........................................            21              1,336          *
Albert J. Miller............................................           418             26,878          *
Mitsubishi International Corporation........................           626             40,317          *
MC Capital..................................................         2,089            134,470          *
Mitsubishi Corporation......................................           761             99,590          *
Garrett Moran...............................................           207             13,364          *
Heather Nicolau.............................................            76              4,920          *
NIG-Capstone Ltd............................................         2,076            168,393          *
NJR Energy Corporation......................................           491            350,797          *
James C. Noe................................................           332            621,382          *
Nordhoff Investments........................................         2,134          1,441,234        1.9
Nth Power Technologies Fund I, LP...........................         2,769          1,837,162        2.4
Pachulski, Stang, Siehl, Young, & Jones Professional
  Corporation...............................................           415             26,727          *
Parnasa Partners............................................         3,232            208,007          *
Niket Patankar..............................................            21              1,336          *
John William Pettit.........................................             7             34,747          *
Kathryn Susan Pettit........................................             2             34,786          *
Peter Michael Pettit........................................           104             33,984          *
Anne Plechner...............................................           111             13,142          *
Townes Pressler.............................................           156             10,023          *
Nancy Quinn.................................................            45              7,145          *
Rabun Partners..............................................           207             13,364          *
Vern Raburn.................................................           126            319,073          *
Michael W. Ranger...........................................           139             62,659          *
Harry T. Rein...............................................           207             13,364          *
John Rice...................................................           249             26,282          *
Mark Robson and Lois Robson JT TEN..........................             6                903          *
Eric Andrew Rosen Trust.....................................           949             61,096          *
Harold A. Rosen.............................................         3,587            351,092          *
Jeffrey Mark Rosen Trust....................................           949             61,096          *
Seymour Rubin...............................................            22              1,413          *
Frederic A. Rubinstein......................................         1,573            101,227          *
Carolyn Fay Rudnik..........................................            52              3,341          *
The L.J Sevin Trust Fund....................................        11,376            732,251          *
J.D. Sitton III.............................................            52             14,591          *
Stapleton Communications....................................           367             23,606          *
Margaret E. Stone Revocable Living Trust....................            46             64,740          *
Tom Sullivan................................................            41              7,177          *
Sumitomo Corporation........................................           554            146,297          *
David L. Townley............................................            17             11,119          *
Utech Climate Challenge Fund, LP............................         1,087            681,473          *
Vulcan Ventures, Inc........................................        48,997          3,153,862        4.2
Joel B. Wacknov.............................................           831             56,242          *
The Waubeeka Trust..........................................            41              2,673          *
Elizabeth G. Wensley........................................            41              2,673          *
Paul A. Wensley.............................................            41              2,673          *

                                                                                     SHARES BENEFICIALLY
                                                                                         OWNED AFTER
                                                                                       THE OFFERING IF
                                                                                       OVER-ALLOTMENT
                                                              SHARES SUBJECT TO      OPTION IS EXERCISED
                                                               OVER-ALLOTMENT      -----------------------
                  NAME OF BENEFICIAL OWNER                         OPTION            NUMBER        PERCENT
                  ------------------------                    -----------------    ----------      -------
R. James Wensley & Germaine Wensley TR Wensley Family Trust
  EST DTD 06/19/92..........................................         4,734            304,679          *
Roy J. Wensley..............................................            35              2,727          *
Chris Weyant................................................            14                846          *
Williams Distributed Power Services.........................         5,190            334,096          *
Winfield Capital Corp.......................................         1,557            100,229          *
Gavin Wolfe.................................................           157             10,130          *
Wolfson Equities............................................         1,038             66,819          *
Yellowstone Equity Partners.................................         2,516            161,953          *
EMPLOYEE SELLING STOCKHOLDERS (51 STOCKHOLDERS).............         6,298            694,665          *

---------------
  *  Less than one percent.

 (2) Represents 140,570 shares held by the Jeffrey Ross Watts & Julie Ann Watts Family Trust and includes 60,000 shares beneficially owned by Mr. Watts' children, over which Mr. Watts has sole voting and investment power.

 (3) Represents 3,750,000 shares held by The Beacon Group Energy Investment Fund II LP. Mr. Aube disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (4) Represents 4,135,120 shares held by various venture capital partnerships managed by Sevin Rosen Funds. Mr. Jaggers disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (5) Represents 1,200,000 shares held by Hydro-Quebec CapiTech, Inc.. Mr. Marcoux disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (6) Includes 2,375,531 shares held by the Canaan Partnership Funds. Mr. Young disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (7) Excludes 26,800 shares held by Rho Management Trust IV, an affiliated entity. We have been informed that Rho Management Company, Inc., a New York corporation, which acts as investment advisor to Rho Management Trust I and Rho Management Trust IV, may be deemed to be the beneficial owner of shares registered in the name of Rho Management Trust I and Rho Management Trust
     IV. Joshua Ruch is a controlling stockholder and executive officer of Rho Management Company, and may therefore be deemed to have voting and investment control over the shares registered in the name of Rho Management Trust I and Rho Management Trust IV. Mr. Ruch disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

 (8) Represents 4,135,120 shares held by various venture capital partnerships managed by Sevin Rosen Funds. The shares to be sold will come from Sevin Rosen Fund V L.P.

 (9) Includes 812 shares beneficially owned by Mr. Alder's spouse.

(10) Includes 2,113 shares beneficially owned by Ms. Alder's spouse.

(11) Mr. Berner is our Director of Operations.

(12) Includes 14,273 shares held by Mr. Bosley's spouse over which Mr. Bosley and his spouse have shared voting and investment power.

(13) Does not include 491,250 shares held by Canaan Equity II L.P. or 219,750 shares held by Canaan Equity II L.P. (QP). Canaan Equity II Entrepreneurs LLC, Canaan Equity II L.P. and Canaan Equity II L.P. (QP) are controlled by a common general partner or managing member.

(14) Does not include 39,000 shares held by Canaan Equity II Entrepreneurs LLC or 219,750 shares held by Canaan Equity II L.P. (QP). Canaan Equity II Entrepreneurs LLC, Canaan Equity II L.P. and Canaan Equity II L.P. (QP) are controlled by a common general partner or managing member.

(15) Does not include 491,250 shares held by Canaan Equity II L.P. or 39,000 shares held by Canaan Equity II Entrepreneurs LLC. Canaan Equity II Entrepreneurs LLC, Canaan Equity II L.P. and Canaan Equity II L.P. (QP) are controlled by a common general partner or managing member.

(16) Employee of DLJ Securities Corporation, which is an affiliate of Credit Suisse First Boston Corporation.

(17) Mr. Cavalier was one of our directors from March 1999 to March 2000.

(18) Includes 708 shares held by DLJ Capital Corporation, over which Mr. Chung may be deemed to have shared voting and investment power.

(19) Mr. Craig was our President from July 1996 to January 1998.

(20) DLJ Fund Investment Partners II, L.P., DLJ Securities Corp., DLJ Capital Corporation, DLJ Private Equity Employees Fund, L.P. and DLJ Private Equity Partners Fund, L.P. are affiliates of Credit Suisse First Boston Corporation as of November 3, 2000.

(21) Excludes 1,463,825 shares held by Canaan Partners, over which Mr. Green may be deemed to have shared voting and investment power.

(22) Mr. Hynes was a director and Senior Vice President, Marketing, prior to
     1999.

(23) Irell & Manella has provided legal services to us during the last three years.

(24) Mr. Irvine is our former Vice President, Marketing, and Vice President, Corporate Development.

(25) Does not include 749,411 shares held by DLJ Securities Corporation, 204,895 shares held by DLJ Fund Investment Partners II, L.P., 18,753 shares held by DLJ Private Equity Employees Fund, L.P., or 526,352 shares held by DLJ Private Equity Partners Fund, L.P. Mr. James expressly disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

(26) Does not include 15,600 shares held by Kingdon Family Partnership, 39,000 shares held by Kingdon Partnership or 61,200 shares held by Kingdon Associates. Kingdon Offshore N.V.I., Kingdon Family Partnership, Kingdon Partnership and Kingdon Associates are investment funds under common management.

(27) Does not include 296,700 shares held by Kingdon Offshore N.V.I., 39,000 shares held by Kingdon Partnership or 61,200 shares held by Kingdon Associates. Kingdon Offshore N.V.I., Kingdon Family Partnership, Kingdon Partnership and Kingdon Associates are investment funds under common management.

(28) Does not include 296,700 shares held by Kingdon Offshore N.V.I., 15,600 shares held by Kingdon Family Partnership or 39,000 shares held by Kingdon Partnership. Kingdon Offshore N.V.I., Kingdon Family Partnership, Kingdon Partnership and Kingdon Associates are investment funds under common management.

(29) Does not include 296,700 shares held by Kingdon Offshore N.V.I., 15,600 shares held by Kingdon Family Partnership or 39,000 shares held by Kingdon Partnership. Kingdon Offshore N.V.I., Kingdon Family Partnership, Kingdon Partnership and Kingdon Associates are investment funds under common management.

(30) Mr. Kirchner is our Vice President, Supply Management.

(31) Mr. Mackay, one of the trustees of the trust, was a director prior to March 2000.

(32) Mr. Mansfield was employed by us from July 1997 to June 1999.

(33) Does not include 3,000 shares owned by Joseph Migliorino 3,000 shares owned by Michael Migliorino, as to which Robert Migliorino disclaims beneficial ownership.

(34) Includes 34,755 shares held by two limited partnerships in which NIG-Capstone Ltd. is a limited partner.

(35) Includes 2,617 shares held by John William Pettit, 952 shares held by Kathryn Susan Pettit and 31,233 shares held by Peter Michael Pettit. Peter Michael Pettit is the son of John William Pettit and the spouse of Kathryn Susan Pettit.

(36) Includes 119,567 shares held by Mr. Rosen's spouse.

(37) Does not include 68,576 shares held by the Jeffrey Mark Rosen Trust or 68,576 shares held by the Eric Andrew Rosen Trust, of which Mr. Rubinstein is the trustee.

(38) Mr. Townley was our Director, Marketing and Product Development, from October 1996 to February 1998.

(39) Mr. Wacknov is our Vice President, Power Electronics Group.

(40) Mr. Wensley was a director prior to 1999.

(41) Mr. Weyant was employed by us from November 1998 to July 2000.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue up to 415,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value.

COMMON STOCK

     As of September 30, 2000, our outstanding common stock consisted of 74,938,602 shares of common stock held by 431 stockholders of record. Holders of common stock are entitled to one vote for each share held of record on all matters on which stockholders may vote, and do not have cumulative voting rights in the election of directors. Holders of common stock are entitled to receive, as, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes subject to any dividend preferences that may be attributable to our outstanding preferred stock.

     No preemptive, conversion, redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and non-assessable. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in the assets available for distribution.

PREFERRED STOCK

     We have no outstanding shares of preferred stock. Our board of directors, without further action by our stockholders, is authorized to issue an aggregate of 10,000,000 shares of preferred stock. We have no plans to issue a new series of preferred stock. Our board of directors may issue preferred stock with dividend rates, redemption prices, preferences on liquidation or dissolution, conversion rights, voting rights and any other preferences, which rights and preferences could adversely affect the voting power of the holders of common stock. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire us, or could discourage or delay a third party from acquiring control of us.

REGISTRATION RIGHTS

     After the consummation of this offering, the holders of approximately 56.8 million shares of common stock will be entitled to registration rights with respect to these shares of common stock. These rights are provided under the terms of agreements between us and the holders of those securities. These agreements provide demand registrations rights. In addition, pursuant to these agreements, the holders of the securities are entitled to require us to include their registrable securities in registration statements we file under the Securities Act of 1933. Registration of shares of common stock pursuant to the exercise of registration rights under the Securities Act would result in those shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

     These agreements provide that, during the three year period following our initial public offering, we may require the holders of registration rights to agree not to sell or otherwise dispose of any of their common stock or securities convertible into or exchangeable for shares of common stock for a period of up to 180 days following the completion of any registered offering of our securities. Holders of registration rights will be subject to a 90 day period following this offering, during which these restrictions will apply. In connection with this offering, we have waived our rights to impose any further restricted periods under the investors rights agreement between us and some of our stockholders.

PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BY-LAWS WHICH MAY HAVE AN ANTI-TAKEOVER EFFECT

     A number of provisions of our Certificate of Incorporation and By-laws which will be effective upon completion of this offering concern matters of corporate governance and the rights of stockholders, including a provision that our stockholders may not take action by written consent but only at a duly called meeting. These provisions, as well as the ability of our board of directors to issue shares of preferred stock and/or to set the voting rights, preferences and other terms, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by our board of directors, including takeovers which stockholders may deem to be in their best interests. If takeover attempts are discouraged, temporary fluctuations in the market price of our common stock, which may result from actual or rumored takeover attempts, may be inhibited. These provisions, and the ability of our board of directors to issue preferred stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if the removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if favorable to the interests of stockholders, and could depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and those of our stockholders. In addition, we have not opted out of
Section 203 of the Delaware General Corporation Law, which prevents us, except in limited circumstances, from engaging in any business combination with any interested stockholder for a period of three years following the time a stockholder becomes an interested stockholder. Our board of directors has no present plans to adopt any further measures or devices which may be deemed to have an "anti-takeover effect."

TRADING ON THE NASDAQ NATIONAL MARKET SYSTEM

     Our common stock is quoted on the Nasdaq National Market under the symbol "CPST."

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of common stock in the public market following the offering could adversely affect the market price of the common stock and adversely affect our ability to raise capital at a time and on terms favorable to us.

     Of the approximately 75.7 million shares to be outstanding after this offering, the shares sold in this offering, along with the shares sold in our initial public offering, will be freely tradeable without restriction in the public market unless such shares are held by "affiliates," as that term is defined in Rule 144(a) under the Securities Act. For purposes of Rule 144, an "affiliate" of an issuer is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer. The remaining shares of common stock to be outstanding after the offering are "restricted securities" under the Securities Act and may be sold in the public market upon the expiration of specified holding periods under Rule 144, subject to the volume, manner of sale and other limitations of Rule 144.

     Following this offering, holders of approximately 56.8 million shares of our common stock are entitled to registration rights with respect to such shares for resale under the Securities Act. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, these sales could have an adverse effect on the market price for the common stock.

     Fletcher Challenge Limited, through Awatea, one of our largest stockholders and a Fletcher Challenge controlled entity, currently holds approximately 8.1 million shares of our common stock.

Fletcher Challenge has announced that as part of its corporate restructuring, it intends to sell a portion of its shares of our common stock, including the shares included in this offering by Awatea. All of the shares of our common stock held by Awatea, other than the shares to be sold in this offering, are the subject of an agreement with Goldman, Sachs & Co., described below, restricting their transfer during a 90 day period following the date of this prospectus. Fletcher Challenge has also announced that, as part of its restructuring, it will sell or distribute to its shareholders all remaining shares of our common stock which it holds. Fletcher Challenge announced that it expects distribution of these shares to occur in the first quarter of 2001. If the sale and distribution of our shares were to occur, the market price of our common stock could decline as a result of the introduction of these shares into the public market.

LOCK-UP ARRANGEMENTS

     Our executive officers and directors and the stockholders participating in this offering have agreed not to sell or otherwise dispose of any shares of common stock for a period of 90 days after the date of this prospectus without the prior written consent of Goldman, Sachs & Co. As a result of these selling restrictions, the total number of shares that are subject to lock-up agreements with Goldman, Sachs & Co. in connection with this offering is approximately 53.5 million. In addition, stockholders representing approximately an additional 6.1 million shares of common stock who are not participating in this offering but are parties to our investors rights agreement are restricted during this 90 day period from selling their shares of common stock. We have also agreed not to sell or otherwise dispose of any shares of our common stock for a period of 90 days after the date of this prospectus. See "Underwriting."

                            VALIDITY OF COMMON STOCK

     The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins, Los Angeles, California, and for the underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     Deloitte & Touche LLP, independent auditors, have audited our financial statements and financial statement schedules at December 31, 1998 and 1999, and for each of the two years in the period ended December 31, 1999, as set forth in their reports. We have included our financial statements and financial statement schedules in this prospectus and elsewhere in the registration statement in reliance on Deloitte & Touche LLP's reports, given on their authority as experts in accounting and auditing.

     Ernst & Young LLP, independent auditors, have audited our financial statements and financial statement schedules at December 31, 1997, and for the year ended December 31, 1997, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to those financial statements). We have included our financial statements and financial statement schedules in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                               CHANGE OF AUDITORS

     In August 1998, the Board of Directors elected to change our independent auditors, from Ernst & Young, LLP, to Deloitte & Touche LLP. In connection with Ernst & Young LLP's audit of the financial statements for the years ended December 31, 1995, 1996 and 1997, and in connection with the subsequent period up to August 1998, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statements disclosure or auditing scope or procedures, nor any reportable events. Ernst & Young LLP's report on our financial statements for the years ended December 31, 1995, 1996 and 1997 contained no adverse opinion or disclaimer of opinion and was not modified or qualified as to uncertainty, audit scope or accounting principles except for a going concern emphasis paragraph for each of the three years. The decision to change auditors was approved by our board of directors. We have provided Ernst & Young LLP with a copy of the disclosure contained in this section of this prospectus.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated November 16, 2000, Capstone and the selling stockholders have agreed to sell and each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

                        Underwriters                          Number of Shares
                        ------------                          ----------------
Goldman, Sachs & Co. .......................................     1,715,250
Credit Suisse First Boston Corporation......................     1,715,250
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated....................................       571,750
Morgan Stanley & Co. .......................................       571,750
CIBC World Markets Corp. ...................................        71,000
Chase H&Q...................................................        71,000
A. G. Edwards & Sons, Inc. .................................        71,000
First Union Capital Markets, Corp. .........................        71,000
Legg Mason Wood Walker, Incorporated........................        71,000
Stephens Inc. ..............................................        71,000
                                                                 ---------
            Total...........................................     5,000,000
                                                                 =========

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 750,000 shares from Capstone and the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Capstone and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                             Paid by Capstone         Paid by Selling Stockholders                Total
                       ----------------------------   -----------------------------   ------------------------------
                       No Exercise    Full Exercise    No Exercise    Full Exercise    No Exercise    Full Exercise
                       ------------   -------------   -------------   -------------   -------------   --------------
Per Share............  $       1.35   $        1.35   $        1.35   $        1.35   $        1.35   $         1.35
Total................  $ 964,286.10   $1,108,929.15   $5,785,713.90   $6,653,570.85   $6,750,000.00   $ 7,762,500.00

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.78 per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $0.10 per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     The selling stockholders and Capstone, its directors and officers have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to gifts or transfers to affiliates or transactions under any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of various transfer restrictions.

     The common stock is quoted on the Nasdaq National Market under the symbol of "CPST".

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the issuer's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     A prospectus in electronic format may be made available on the Web sites maintained by one or more underwriters or securities dealers. The representatives of the underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares offered.

     Capstone estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $750,000.

     Capstone and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-1 (including the exhibits and schedules thereto) under the Securities Act and the rules and regulations thereunder, for the registration of the common stock offered hereby. This prospectus is part of the registration statement. This prospectus does not contain all the information included in the registration statement because we have omitted parts of the registration statement as permitted by the Securities and Exchange Commission's rules and regulations. For further information about us and our common stock, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete. Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

     You can inspect and copy all or any portion of the registration statement or any reports, statements or other information we file at the public reference facility maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Copies of all or any portion of the registration statement can be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the registration statement is publicly available through the Securities and Exchange Commission's site on the Internet's World Wide Web, located at http://www.sec.gov.

     We will also file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can also request copies of these documents, for a copying fee, by writing to the Securities and Exchange Commission. We intend to furnish to our stockholders annual reports containing audited financial statements for each fiscal year.

                          CAPSTONE TURBINE CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Independent Auditors' Report of Deloitte & Touche LLP.......  F-2
Independent Auditors' Report of Ernst & Young LLP...........  F-3
Financial Statements as of December 31, 1998 and 1999 and
  September 30, 2000 (Unaudited) and for the Years Ended
  December 31, 1997, 1998 and 1999 and the Nine Months Ended
  September 30, 1999 (Unaudited) and 2000 (Unaudited):
  Balance Sheets............................................  F-4
  Statements of Operations..................................  F-5
  Statement of Stockholders' (Deficiency) Equity............  F-6
  Statements of Cash Flows..................................  F-7
  Notes to Financial Statements.............................  F-8

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Capstone Turbine Corporation:

     We have audited the accompanying balance sheets of Capstone Turbine Corporation (the "Company") as of December 31, 1998 and 1999, and the related statements of operations, stockholders' deficiency, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Capstone Turbine Corporation as of December 31, 1998 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
March 20, 2000
(May 26, 2000 for paragraph 1 of Note 12)

                         REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders
Capstone Turbine Corporation:

     We have audited the accompanying statement of operations, stockholders' equity, and cash flows for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Capstone Turbine Corporation's operations and cash flows for the year ended December 31, 1997, in conformity with accounting principles generally accepted in the United States.

     The accompanying financial statements have been prepared assuming that the Capstone Turbine Corporation will continue as a going concern. As more fully described in Note 1, the Company has incurred significant operating losses and continues to need to raise additional funding. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from the outcome of this uncertainty.

                                          /s/ ERNST & YOUNG LLP

Woodland Hills, California
April 3, 1998, except for paragraph 1
of Note 12, as to which
the date is May 26, 2000

                          CAPSTONE TURBINE CORPORATION

                                 BALANCE SHEETS

                                                                      DECEMBER 31,
                                                              -----------------------------    SEPTEMBER 30,
                                                                  1998            1999             2000
                                                              ------------    -------------    -------------
                                                                                                (UNAUDITED)
ASSETS
Current Assets:
 Cash and cash equivalents (Note 2).........................  $  4,943,000    $   6,858,000    $ 229,783,000
 Accounts receivable, net of allowance for doubtful accounts
   of $3,000 in 1998 and $50,000 in 1999....................        79,000        2,425,000        3,384,000
 Accounts receivable from related parties (Note 10).........        17,000               --               --
 Inventory (Note 3).........................................     8,703,000        8,803,000       10,976,000
 Prepaid expenses and other current assets..................       808,000        2,217,000        1,440,000
                                                              ------------    -------------    -------------
   Total current assets.....................................    14,550,000       20,303,000      245,583,000
                                                              ------------    -------------    -------------
Equipment and Leasehold Improvements (Notes 2 and 7):
 Machinery, equipment, and furniture........................     8,938,000       11,824,000       13,336,000
 Leasehold improvements.....................................       182,000          137,000        2,902,000
 Molds and tooling..........................................       397,000          541,000          994,000
                                                              ------------    -------------    -------------
                                                                 9,517,000       12,502,000       17,232,000
 Less accumulated depreciation and amortization.............     2,706,000        4,570,000        6,203,000
                                                              ------------    -------------    -------------
   Total equipment and leasehold improvements...............     6,811,000        7,932,000       11,029,000
                                                              ------------    -------------    -------------
Deposits on Fixed Assets (Note 7)...........................     4,340,000        3,374,000        5,296,000
Other Assets................................................        69,000          422,000          752,000
Intangible Assets, Net (Note 10)............................                      4,896,000       26,856,000
                                                              ------------    -------------    -------------
   Total....................................................  $ 25,770,000    $  36,927,000    $ 289,516,000
                                                              ============    =============    =============
LIABILITIES AND STOCKHOLDERS' (DEFICIENCY) EQUITY
Current Liabilities:
 Accounts payable...........................................  $  1,230,000    $   1,728,000    $   4,581,000
 Accrued salaries and wages.................................       520,000          677,000        1,026,000
 Other accrued liabilities..................................     3,957,000        2,340,000          978,000
 Accrued warranty reserve...................................       873,000        3,168,000        6,037,000
 Deferred revenue (Notes 2 and 10)..........................                      4,696,000        5,951,000
 Current portion of capital lease obligations (Note 7)......     1,051,000        1,400,000        1,582,000
                                                              ------------    -------------    -------------
   Total current liabilities................................     7,631,000       14,009,000       20,155,000
                                                              ------------    -------------    -------------
Long-Term Portion of Capital Lease Obligations (Note 7).....     3,398,000        4,499,000        4,381,000
                                                              ------------    -------------    -------------
Other long-term liabilities.................................                                         161,000
                                                              ------------    -------------    -------------
Accrued Dividends Payable (Note 5)..........................     4,268,000        6,175,000               --
                                                              ------------    -------------    -------------
Commitments and Contingencies (Note 7)
Redeemable Preferred Stock, 80,000,000 Shares Authorized
 (Notes 5 and 11):
 Series A preferred stock, $.001 par value; 6,570,000 shares issued and outstanding (involuntary liquidation
   preference of $6,570,000, net of unamortized accretion of
   origination fees of $49,000 and $37,000) at December 31,
   1998 and 1999, respectively..............................     6,521,000       15,183,000               --
 Series B preferred stock, $.001 par value; 3,333,334 shares issued and outstanding (involuntary liquidation
   preference of $5,000,000, net of unamortized accretion of
   origination fees of $44,000, and $34,000) at December 31,
   1998 and 1999, respectively..............................     4,956,000        8,928,000               --
 Series C preferred stock, $.001 par value; 7,655,018 shares issued and outstanding (involuntary liquidation
   preference of $15,310,000, net of unamortized accretion
   of origination fees of $341,000 and $266,000) at December
   31, 1998 and 1999, respectively..........................    14,969,000       23,324,000               --
 Series D preferred stock, $.001 par value; 3,125,000 shares issued and outstanding (involuntary liquidation
   preference of $12,500,000, net of unamortized accretion
   of origination fees of $18,000 and $14,000) at December
   31, 1998 and 1999, respectively..........................    12,482,000       14,313,000               --
 Series E preferred stock, $.001 par value; 10,664,111
   shares issued and outstanding (involuntary liquidation
   preference of $63,985,000, net of unamortized accretion
   of origination fees of $1,283,000 and $995,000) at
   December 31, 1998 and 1999, respectively.................    62,696,000       62,984,000               --
 Series F preferred stock, $.001 par value; 11,129,246
   shares issued and outstanding (involuntary liquidation
   preference of $22,258,000, net of unamortized accretion
   of origination fees of $2,697,000) at December 31,
   1999.....................................................            --       20,903,000               --
Promissory notes associated with Series G preferred stock...            --       10,834,000
                                                              ------------    -------------    -------------
   Total redeemable preferred stock.........................   101,624,000      156,469,000               --
                                                              ------------    -------------    -------------
Stockholders' (Deficiency) Equity (Notes 5, 6, and 11):
 Common stock, $.001 par value; 415,000,000 shares
   authorized; 2,171,265, 2,377,826, and 74,938,602 shares
   issued and outstanding at December 31, 1998, 1999, and
   September 30, 2000, respectively.........................         2,000            2,000           75,000
 Additional paid-in capital.................................            --               --      495,818,000
 Accumulated deficit........................................   (91,153,000)    (144,227,000)    (231,074,000)
                                                              ------------    -------------    -------------
   Total stockholders' (deficiency) equity..................   (91,151,000)    (144,225,000)     264,819,000
                                                              ------------    -------------    -------------
   Total....................................................  $ 25,770,000    $  36,927,000    $ 289,516,000
                                                              ============    =============    =============

                See accompanying notes to financial statements.

                          CAPSTONE TURBINE CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                                 NINE MONTHS ENDED
                                        YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
                               ------------------------------------------   ----------------------------
                                   1997           1998           1999           1999           2000
                               ------------   ------------   ------------   ------------   -------------
                                                                                    (UNAUDITED)
Revenues (Notes 2 and 10):
  Product revenue............  $  1,510,000   $     76,000   $  6,694,000   $  1,315,000   $  16,029,000
  Contract revenue...........       113,000          8,000             --             --              --
                               ------------   ------------   ------------   ------------   -------------
    Total revenues...........     1,623,000         84,000      6,694,000      1,315,000      16,029,000
Cost of Goods Sold (Note
  3).........................     8,147,000      5,335,000     15,629,000      4,570,000      20,658,000
                               ------------   ------------   ------------   ------------   -------------
Gross Profit (Loss)..........    (6,524,000)    (5,251,000)    (8,935,000)    (3,255,000)     (4,629,000)
Operating Costs and Expenses:
  Research and development...    13,281,000     19,019,000      9,151,000      6,681,000       8,416,000
  Selling, general, and
    administrative...........    10,946,000     10,257,000     11,191,000      7,818,000      17,264,000
                               ------------   ------------   ------------   ------------   -------------
    Total operating costs and
      expenses...............    24,227,000     29,276,000     20,342,000     14,499,000      25,680,000
Interest Income..............       873,000      1,437,000        452,000        350,000       6,007,000
Interest Expense.............      (168,000)      (309,000)      (721,000)      (463,000)       (733,000)
Other (Expense)/Income.......      (506,000)       327,000         17,000          5,000         (31,000)
                               ------------   ------------   ------------   ------------   -------------
Profit (Loss) Before Income
  Taxes......................   (30,552,000)   (33,072,000)   (29,529,000)   (17,862,000)    (25,066,000)
Provision for Income Taxes
  (Note 4)...................         1,000          1,000          1,000          1,000           1,000
                               ------------   ------------   ------------   ------------   -------------
Net Income (Loss)............   (30,553,000)   (33,073,000)   (29,530,000)   (17,863,000)    (25,067,000)
                               ------------   ------------   ------------   ------------   -------------
Preferred Stock Dividends and
  Accretion..................    (1,419,000)    (2,096,000)   (26,700,000)    (6,287,000)   (559,862,000)
                               ------------   ------------   ------------   ------------   -------------
Net Loss Attributable to
  Common Stockholders........  $(31,972,000)  $(35,169,000)  $(56,230,000)  $(24,150,000)  $(584,929,000)
                               ============   ============   ============   ============   =============
Weighted Average Common
  Shares Outstanding.........     1,699,196      1,980,478      2,292,242      2,267,993      36,317,944
                               ============   ============   ============   ============   =============
Net Loss Per Share of Common
  Stock -- Basic and
  Diluted....................  $     (18.82)  $     (17.76)  $     (24.53)  $     (10.65)  $      (16.11)
                               ============   ============   ============   ============   =============

                See accompanying notes to financial statements.

                          CAPSTONE TURBINE CORPORATION

                 STATEMENT OF STOCKHOLDERS' (DEFICIENCY) EQUITY

                                                     COMMON STOCK
                                                 ---------------------    ADDITIONAL
                                                   SHARES                  PAID-IN       ACCUMULATED
                                                 OUTSTANDING   AMOUNT      CAPITAL         DEFICIT          TOTAL
                                                 -----------   -------   ------------   -------------   -------------
Balances at January 1, 1997 as previously
  reported.....................................   2,588,732    $ 3,000   $              $ (24,179,000)  $ (24,176,000)
Three-for-five common stock split..............  (1,035,493)    (1,000)         1,000                              --
                                                 ----------    -------   ------------   -------------   -------------
Balance, January 1, 1997, As Adjusted..........   1,553,239      2,000          1,000     (24,179,000)    (24,176,000)
  Issuance of common stock.....................      44,339                    41,000                          41,000
  Exercise of stock options and warrants.......     237,076                    50,000                          50,000
  Accretion of preferred stock.................                               (92,000)       (114,000)       (206,000)
  Dividends accrued for Series A preferred
    stock......................................                                              (297,000)       (297,000)
  Dividends accrued for Series B preferred
    stock......................................                                              (143,000)       (143,000)
  Dividends accrued for Series C preferred
    stock......................................                                              (302,000)       (302,000)
  Dividends accrued for Series D preferred
    stock......................................                                              (209,000)       (209,000)
  Dividends accrued for Series E preferred
    stock......................................                                              (262,000)       (262,000)
  Net loss.....................................                                           (30,553,000)    (30,553,000)
                                                 ----------    -------   ------------   -------------   -------------
Balance, December 31, 1997.....................   1,834,654      2,000             --     (56,059,000)    (56,057,000)
  Exchange of common stock (Note 5)............    (182,639)                  (70,000)                        (70,000)
  Exercise of stock options....................     519,250                   145,000                         145,000
  Accretion of preferred stock.................                               (75,000)       (295,000)       (370,000)
  Dividends accrued for Series A preferred
    stock......................................                                              (329,000)       (329,000)
  Dividends accrued for Series B preferred
    stock......................................                                              (157,000)       (157,000)
  Dividends accrued for Series C preferred
    stock......................................                                              (333,000)       (333,000)
  Dividends accrued for Series D preferred
    stock......................................                                              (231,000)       (231,000)
  Dividends accrued for Series E preferred
    stock......................................                                              (676,000)       (676,000)
  Net loss.....................................                                           (33,073,000)    (33,073,000)
                                                 ----------    -------   ------------   -------------   -------------
Balance, December 31, 1998.....................   2,171,265      2,000             --     (91,153,000)    (91,151,000)
  Common stock warrants granted (Note 5).......                             2,969,000                       2,969,000
  Common stock options granted (Note 6)........                               135,000                         135,000
  Exercise of stock options and warrants.......     206,561                    53,000                          53,000
  Accretion of preferred stock.................                            (3,157,000)    (21,637,000)    (24,794,000)
  Dividends accrued for Series A preferred
    stock......................................                                              (363,000)       (363,000)
  Dividends accrued for Series B preferred
    stock......................................                                              (174,000)       (174,000)
  Dividends accrued for Series C preferred
    stock......................................                                              (368,000)       (368,000)
  Dividends accrued for Series D preferred
    stock......................................                                              (255,000)       (255,000)
  Dividends accrued for Series E preferred
    stock......................................                                              (747,000)       (747,000)
  Net loss.....................................                                           (29,530,000)    (29,530,000)
                                                 ----------    -------   ------------   -------------   -------------
Balance, December 31, 1999.....................   2,377,826      2,000             --    (144,227,000)   (144,225,000)
  Common stock warrants granted................                             8,132,000                       8,132,000
  Common stock options granted.................                             1,239,000                       1,239,000
  Exercise of stock options and warrants.......  10,793,693     12,000      2,831,000                       2,843,000
  Repurchase of preferred stock................                             2,209,000         454,000       2,663,000
  Accretion of preferred stock.................                           (13,883,000)   (457,593,000)   (471,476,000)
  Dividends accrued for Series A preferred
    stock......................................                                              (196,000)       (196,000)
  Dividends accrued for Series B preferred
    stock......................................                                               (94,000)        (94,000)
  Dividends accrued for Series C preferred
    stock......................................                                              (198,000)       (198,000)
  Dividends accrued for Series D preferred
    stock......................................                                              (137,000)       (137,000)
  Dividends accrued for Series E preferred
    stock......................................                                              (403,000)       (403,000)
  Beneficial conversion feature for Series G
    preferred stock (Note 11)..................                                           (89,567,000)    (89,567,000)
  Dividends waived on preferred stock..........                               440,000       6,309,000       6,749,000
  Conversion of preferred stock................  51,312,037     51,000    341,296,000     479,645,000     820,992,000
  Issuance of common stock.....................  10,455,046     10,000    153,554,000                     153,564,000
  Net loss.....................................                                           (25,067,000)    (25,067,000)
                                                 ----------    -------   ------------   -------------   -------------
Balance, September 30, 2000 Unaudited..........  74,938,602    $75,000   $495,818,000   $(231,074,000)  $ 264,819,000
                                                 ==========    =======   ============   =============   =============

                See accompanying notes to financial statements.

                          CAPSTONE TURBINE CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                                               NINE MONTHS ENDED
                                                      YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
                                             ------------------------------------------   ---------------------------
                                                 1997           1998           1999           1999           2000
                                             ------------   ------------   ------------   ------------   ------------
                                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.................................  $(30,553,000)  $(33,073,000)  $(29,530,000)  $(17,863,000)  $(25,067,000)
  Adjustments to reconcile net loss to net
    cash used in operating activities:
  Depreciation and amortization............       944,000      1,660,000      2,356,000      1,829,000      4,847,000
  Provision for inventory reserve..........     3,918,000        681,000      1,120,000                       407,000
  Inventory writedown to net realizable
    value..................................                    4,225,000
Loss on sale of equipment..................       150,000         30,000        239,000        179,000         35,000
Non-employee stock compensation............        41,000      1,050,000         80,000         74,000         60,000
Employee stock compensation................                                     131,000         70,000      1,239,000
Changes in operating assets and
  liabilities:
  Accounts receivable......................       233,000         51,000     (2,329,000)      (699,000)      (959,000)
  Prepaid expenses and other assets........      (864,000)       360,000     (1,328,000)      (284,000)       447,000
  Inventory................................    (5,638,000)    (9,318,000)    (1,220,000)      (968,000)    (2,580,000)
  Accounts payable.........................     3,952,000     (3,856,000)       497,000       (300,000)     2,853,000
  Accrued salaries and wages...............       206,000        106,000        157,000        215,000        349,000
  Other accrued liabilities................     2,178,000      1,930,000     (1,617,000)    (3,192,000)    (1,201,000)
  Accrued warranty reserve.................       424,000        (55,000)     2,295,000        410,000      2,869,000
  Deferred revenue.........................      (707,000)       (30,000)     4,696,000        665,000      1,255,000
                                             ------------   ------------   ------------   ------------   ------------
    Net cash used in operating
      activities...........................   (25,716,000)   (36,239,000)   (24,453,000)   (19,864,000)   (15,446,000)
                                             ------------   ------------   ------------   ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of equipment and leasehold
  improvements.............................    (3,524,000)    (4,016,000)    (2,449,000)    (3,020,000)    (5,251,000)
Proceeds from sale of equipment............     1,183,000      3,140,000      2,338,000      1,445,000      1,253,000
Deposits on fixed assets...................    (2,207,000)    (2,133,000)       (78,000)       907,000     (1,922,000)
Intangible assets..........................                                  (5,000,000)    (1,000,000)   (16,550,000)
                                             ------------   ------------   ------------   ------------   ------------
    Net cash used in investing
      activities...........................    (4,548,000)    (3,009,000)    (5,189,000)    (1,668,000)   (22,470,000)
                                             ------------   ------------   ------------   ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease obligations.....      (226,000)      (517,000)    (1,119,000)      (790,000)    (1,150,000)
Exercise of stock options and warrants.....        50,000        145,000         53,000         44,000      3,549,000
Net proceeds from issuance of Series D
  preferred stock..........................    12,475,000
Net proceeds from issuance of Series E
  preferred stock..........................    61,064,000
Net proceeds from promissory notes
  associated with Series F preferred
  stock....................................
Net proceeds from issuance of Series F
  preferred stock..........................                                  21,789,000     21,789,000
Proceeds from promissory notes associated
  with Series G preferred stock............                                  10,834,000
Net proceeds from issuance of Series G
  preferred stock..........................                                                               120,362,000
Repurchase of preferred stock..............                                                               (15,492,000)
Net proceeds from issuance of common
  stock....................................                                                               153,572,000
                                             ------------   ------------   ------------   ------------   ------------
    Net cash provided by (used in)
      financing activities.................    73,363,000       (372,000)    31,557,000     21,043,000    260,841,000
                                             ------------   ------------   ------------   ------------   ------------
Net Increase (Decrease) in Cash and Cash
  Equivalents..............................    43,099,000    (39,620,000)     1,915,000       (489,000)   222,925,000
Cash and Cash Equivalents, Beginning of
  Year.....................................     1,464,000     44,563,000      4,943,000      4,943,000      6,858,000
                                             ------------   ------------   ------------   ------------   ------------
Cash and Cash Equivalents, End of Year.....  $ 44,563,000   $  4,943,000   $  6,858,000   $  4,454,000   $229,783,000
                                             ============   ============   ============   ============   ============
Supplemental Disclosures of Cash Flow
  Information
  Cash paid during the year for:
    Interest...............................  $    168,000   $    309,000   $    630,000   $    463,000   $    588,000
    Income taxes...........................  $      1,000   $      1,000   $      1,000   $      1,000   $      1,000

                See accompanying notes to financial statements.

                          CAPSTONE TURBINE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE COMPANY

     Capstone Turbine Corporation (the "Company") was formed to develop, manufacture, and market turbine generator sets for use in stationary, vehicular, and other electrical distributed generation applications. The Company was organized in 1988, but has only been commercially producing the turbine generator sets since 1998. Because the Company is in the early stages of selling the products with relatively few customers, the Company has had uneven order flow from period to period.

     The Company has incurred significant operating losses since its inception. Management anticipates incurring additional losses until the Company can produce sufficient revenues to cover costs. There can be no assurance that the Company will achieve or sustain profitability or positive cash flow from its operations.

     To date, the Company has funded its activities primarily through private equity offerings. The Company received proceeds, net of origination fees, of approximately $128,098,000 through the issuance of Series G preferred stock in a private placement, which closed on February 24, 2000. The Company expects to obtain additional funding through private or public equity offerings until such time as it achieves positive cash flow from operations; however, there can be no assurance that such financing will be available on terms satisfactory to the Company or that positive operating cash flows will be achieved. (See Note 12).

     UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS -- The condensed financial statements as of September 30, 2000 and for the nine months ended September 30, 1999 and 2000 are unaudited. In the opinion of management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the result of operations as of such date and for such periods. Results of interim periods are not necessarily indicative of the result to be expected for the entire fiscal year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     CASH EQUIVALENTS -- The Company considers only those investments that are highly liquid, readily convertible to cash, and mature within three months from the date of purchase as cash equivalents.

     DEPRECIATION AND AMORTIZATION -- Depreciation and amortization are provided using the straight-line method over estimated useful lives of the related assets, ranging from three to five years. Leasehold improvements are amortized over the period of the lease or the estimated useful life of the asset, whichever is shorter. Amortization of assets under capital leases is included with depreciation and amortization expense. Depreciation and amortization expense was $944,000, $1,660,000 and $2,356,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     LONG-LIVED ASSETS -- The Company reviews the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the expected future cash flows from the use of such assets (undiscounted and without interest charges) are less than the carrying value, the Company's policy is to record a write-down, which is determined based on the difference between the carrying value of the assets and their estimated fair value.

     PRODUCT AND CONTRACT REVENUES -- The Securities and Exchange Commission staff (the "Staff") issued Staff Accounting Bulletin Number 101 -- Revenue Recognition in Financial Statements ("SAB 101") in December 1999. Under the Company's revenue recognition policy, product revenue

                          CAPSTONE TURBINE CORPORATION
is recognized upon shipment of the product to the customer. There are no rights of return privileges on product sales. Therefore, there was no impact on the Company's operating results as a result of its adoption of SAB 101.

     WARRANTY POLICY -- Estimated future warranty obligations are provided for by charges to operations in the period in which the related revenue is recognized. The warranty reserve is based upon historical and projected product failure rates, estimated costs to repair or replace a unit and the number of units covered under the warranty period.

     DEFERRED REVENUE -- Deferred revenue consists of customer deposits. Deferred revenue will be recognized upon shipment of the product to the customer.

     ACCOUNTING FOR STOCK-BASED COMPENSATION -- Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," was effective for the Company beginning January 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models even though such models were developed to estimate the fair value of freely tradable and fully transferable options, without vesting restrictions, which significantly differ from the Company's stock option awards. Companies are permitted, however, to continue to apply Accounting Principle Board Opinion ("APB Opinion") No. 25, "Accounting for Stock Issued to Employees," which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company has elected to continue to apply APB Opinion No. 25 in its employee stock-based compensation arrangements (see Note
6). Expense for common stock options granted to non-employees is recorded based upon the fair value of the equity instrument awarded calculated through the use of an option-pricing model.

     RISK CONCENTRATIONS -- Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company places its cash equivalents with high credit quality institutions.

     Two customers account for 31% and 22% of the Company's revenues for the year ended December 31, 1997. The Company had no other customers, which represent 10% or more of its sales. The Company had sales to a single customer of $1,858,000 that represented approximately 28% of the Company's revenues for the year ended December 31, 1999. The Company has net accounts receivable from two customers of approximately $275,000 and $277,000, respectively, that each represented approximately 11% of total accounts receivable at December 31, 1999.

     There is a sole source of recuperator cores, a key component, used in the Company's products. The Company is not aware of any other suppliers who would produce these cores to the Company's specifications and time requirements. Although the Company has a license agreement, which would permit the production of the cores in-house in the event the vendor terminates production, the Company would not be able to assume production without significant delays and interruptions (See Note 12).

     ESTIMATES AND ASSUMPTIONS -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     NET LOSS PER COMMON SHARE -- Basic loss per common share is computed using the weighted-average number of common shares outstanding for the period. Diluted loss per common

                          CAPSTONE TURBINE CORPORATION
share reflects the potential dilution that could occur if securities were exercised or converted into common stock. The weighted-average number of common shares outstanding, was 1,699,196, 1,980,478 and 2,292,242 in 1997, 1998 and
1999, respectively. The impact of common stock options, outstanding preferred stock, warrants for preferred stock, and warrants for common stock have not been included for purposes of the computation of diluted earnings per share as their inclusion would have had an antidilutive effect on the per-share amounts for the periods presented; therefore, diluted loss per share is equal to basic loss per share. Antidilutive common stock options and warrants were 2,625,508, 3,417,664 and 14,303,142 in 1997, 1998 and 1999, respectively.

     SUPPLEMENTAL CASH FLOW INFORMATION -- During 1997, 1998 and 1999, the Company financed machinery purchases of $1,230,000, $3,162,000 and $2,467,000, respectively, through capital lease obligations.

     During 1997, the Company issued 3,125,000 and 10,453,145 shares of Series D and E preferred stock, respectively. During 1998, the Company issued 170,000, 53,407 and 209,966 additional shares of Series A, C and E preferred stock, respectively. During 1999, the Company issued 1,000 additional shares of Series E preferred stock and 11,129,246 shares of Series F preferred stock.

     During 1998 and 1999, the Company issued approximately $1,534,000 and $76,000, respectively, of preferred stock for services rendered by several vendors, of which approximately $1,050,000 and $76,000 was expensed during 1998 and 1999, respectively, and approximately $484,000 was accrued at December 31, 1997. The expense was recorded at the fair value of services received.

     During 1999, the Company granted 12,000 common stock options to a consultant. The fair value of these options was determined to be $37,000 of which $4,000 was recorded as expense in 1999. The remaining $33,000 will be recognized over the vesting period.

     SEGMENT REPORTING -- The Company is considered to be a single operating segment in conformity with Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The business activities of said operating segment are the development, manufacture and sale of turbine generator sets. Following is the geographic revenue information:

                                                                             (UNAUDITED)
                                              YEARS ENDED                 NINE MONTHS ENDED
                                             DECEMBER 31,                   SEPTEMBER 30,
                                   ---------------------------------   ------------------------
                                      1997       1998        1999         1999         2000
                                   ----------   -------   ----------   ----------   -----------
North America....................  $1,623,000   $84,000   $4,811,000   $1,059,000   $10,261,000
Asia.............................          --        --    1,608,000      161,000     5,264,000
Europe...........................          --        --      275,000       95,000       504,000
                                   ----------   -------   ----------   ----------   -----------
  Total Revenues.................  $1,623,000   $84,000   $6,694,000   $1,315,000   $16,029,000
                                   ==========   =======   ==========   ==========   ===========

     NEW ACCOUNTING PRONOUNCEMENT -- In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments. It requires the recognition of all derivatives as either assets or liabilities in the statement of position and measurement of the instruments at fair value. The Company is required to adopt SFAS No. 133, as amended, on January 1, 2001 and is currently evaluating the impact on the financial statements.

                          CAPSTONE TURBINE CORPORATION

3. INVENTORIES

     Inventories are stated at the lower of standard cost (which approximates actual cost on the first-in, first-out method) or market. The amounts below are net of $2,537,000, $3,243,000 and $2,120,000 of obsolescence reserves at December 31, 1998 and 1999 and September 30, 2000, respectively.

                                              DECEMBER 31,           (UNAUDITED)
                                        ------------------------    SEPTEMBER 30,
                                           1998          1999           2000
                                        ----------    ----------    -------------
Raw materials.........................  $7,954,000    $7,579,000     $ 8,788,000
Work in process.......................     749,000     1,036,000       1,694,000
Finished goods........................                   188,000         494,000
                                        ----------    ----------     -----------
                                        $8,703,000    $8,803,000     $10,976,000
                                        ==========    ==========     ===========

4. INCOME TAXES

     Significant components of the Company's deferred income tax assets (liabilities) and related valuation allowance at December 31, 1998 and 1999 are as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                     ----------------------------
                                                         1998            1999
                                                     ------------    ------------
Current deferred income tax assets:
  Inventory........................................  $  2,820,000    $  1,389,000
  Warranty reserve.................................       374,000       1,356,000
  Other............................................     1,623,000       1,033,000
Current deferred income tax liabilities:
  State taxes......................................    (2,733,000)     (3,968,000)
  Other............................................      (265,000)       (549,000)
                                                     ------------    ------------
Net current deferred income tax asset
  (liability)......................................     1,819,000        (739,000)
                                                     ------------    ------------
Long-term deferred assets:
  Net operating loss carryforwards.................    32,704,000      43,656,000
  Tax credit carryforwards.........................     4,051,000       8,117,000
                                                     ------------    ------------
Net long-term deferred income tax asset............    36,755,000      51,773,000
Valuation allowance................................   (38,574,000)    (51,034,000)
                                                     ------------    ------------
     Total deferred income tax asset...............  $         --    $         --
                                                     ============    ============

     Due to the uncertainty surrounding the timing of realizing the benefits of its favorable tax attributes in future income tax returns, the Company has placed a valuation allowance against its otherwise recognizable deferred income tax assets.

                          CAPSTONE TURBINE CORPORATION

     The Company's net operating loss and tax credit carryforwards for federal and state income tax purposes at December 31, 1999 are as follows:

                                                                       EXPIRATION
                                                                         PERIOD
                                                                      ------------
Federal NOL.........................................  $105,742,000    2008 to 2019
State NOL...........................................    88,178,000    2000 to 2004
Federal tax credit carryforwards....................     4,750,000    2008 to 2014
State tax credit carryforwards......................     3,367,000    2008 to 2014

     The net operating losses and federal and state tax credits can be carried forward to offset future taxable income, if any. Utilization of the net operating losses and tax credits are subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions.

     A reconciliation of income tax benefit to the federal statutory rate follows:

                                                YEAR ENDED DECEMBER 31,
                                       ------------------------------------------
                                           1997           1998           1999
                                       ------------   ------------   ------------
Federal income tax at the statutory
  rate...............................  $(10,388,000)  $(11,245,000)  $(10,040,000)
State taxes, net of federal
  benefit............................    (2,121,000)    (2,017,000)    (2,610,000)
Other................................    (1,411,000)    (3,277,000)       190,000
Valuation allowance..................    13,920,000     16,539,000     12,460,000
                                       ------------   ------------   ------------
                                       $         --   $         --   $         --
                                       ============   ============   ============

5. CAPITAL STRUCTURE

     The preferred stock is convertible into common stock at each holder's option at any time after issuance. In the event of a public offering of the Company's equity securities in the amount of $30 million or greater and at a price no less than $13.33 per share (see Note 12), as adjusted, or an affirmative vote of the stockholders of each class of stock, all preferred stock will automatically be converted into common stock.

     Preferred stock, in most circumstances, is convertible to common stock on a one-for-one basis. The conversion rates may change in the event of a stock split, combination or, if any additional shares are issued at less than an earlier preferred stock series original issue price. If additional shares are issued at a price less than earlier issuances, the conversion rate is increased for those series by a factor based upon the original number of shares, the new shares issued and the total amount of consideration received by the Company for the new shares. As a result of the Series F preferred stock issuance on May 31, 1999, Series B, C, D, and E preferred stock were convertible at a factor of 1.17, 1.28, 1.50 and 1.59, respectively. The voting rights of the Series A, Series B, Series C, Series D, Series E and Series F preferred stock are equal to the number of shares of common stock into which such shares may be converted.

     Preferred stock must be redeemed by the Company if it receives written certification on or before August 30, 2002 that no less than 75 percent of the preferred stockholders have elected in favor of redemption. The Series A, Series B, Series C, Series D, Series E and Series F preferred stock redemption price is equal to the greater of $1.00, $1.50, $2.00, $4.00, $6.00 and $2.00 per share, respectively, or the fair market value per share at the redemption date. In the event that the preferred stockholders elect in favor of redemption, the preferred stock will be redeemed in two equal installments on or about January 1, 2003 and January 1, 2004.

                          CAPSTONE TURBINE CORPORATION

     The Company is accreting the difference between the redemption value and the net proceeds received in each preferred stock offering under the effective interest method from the stock issuance date to the redemption dates. During 1999, the fair value of Series A, B, C, D and F exceeded the stated value which resulted in additional accretion of $8,650,000, $3,962,000, $8,280,000,
$1,827,000 and $1,342,000, respectively.

     Each share of Series A, B, C, D, E and F preferred stock entitles the holder to receive dividends at an annual rate of $.10, $.15, $.20, $.40, $.60 and $.20 per share, respectively, at the discretion and declaration of the Board of Directors. Dividends are payable in cash unless conversion to common stock occurs prior to payment. Upon conversion, unpaid dividends shall be deemed waived by the holders of all preferred stock. Until April 1, 1998, July 30, 2000, July 30, 2001, December 31, 2001, August 30, 2002, and February 26, 2004,
the rights to dividends upon the issued and outstanding shares of Series A, B, C, D, E and F preferred stock, respectively, is non-cumulative, unless and until such dividends have been declared by the Board of Directors. After April 1, 1998, July 30, 2000, July 30, 2001, December 31, 2001, August 30, 2002, and
February 26, 2004, the rights to dividends at a minimum of the respective rates from that date become cumulative regardless of formal declaration from the Board of Directors for Series A, B, C, D, E and F, respectively.

     The Company records the preferred stock dividend accrual under the effective interest method. The actual cash liability was $493,000 and $1,150,000 at December 31, 1998 and 1999, respectively. No dividends have been declared or paid as of December 31, 1999.

     In 1999, the Company received $10,834,000 in exchange for promissory notes associated with the Series G preferred stock from various stockholders. These notes represent promissory notes to the respective stockholders and bear interest from the deposit date until stock issuance at 5.54%. Interest expense associated with these notes was $90,000 for the year ended December 31, 1999 all of which is payable on the stock issuance date.

     During 1998, the Company issued 170,000 shares of Series A, 53,407 shares of Series B and 80,992 shares of Series E preferred stock to various common stockholders in a one-for-one exchange for common stock.

     In the event of liquidation, dissolution, or winding up the Company, the preferred stockholders, on a pro rata basis, shall be entitled to receive assets available for distribution, prior to any distribution to common stockholders.

     The following table summarizes the Company's common and preferred stock warrants outstanding as of December 31, 1998 and 1999:

                                             1998                                          1999
                          ------------------------------------------   --------------------------------------------
                            NUMBER OF                                    NUMBER OF
                          COMMON SHARES   EXERCISE                     COMMON SHARES   EXERCISE
                            ISSUABLE       PRICE     EXPIRATION DATE     ISSUABLE       PRICE      EXPIRATION DATE
                          -------------   --------   ---------------   -------------   --------   -----------------
Common stock
  warrants..............     73,213        $0.17     July 31, 1999       8,396,624      $0.33     February 26, 2006
                             ======
                                                                            90,000       0.50     August 30, 2006
                                                                            40,606       5.00     October 31, 2006
                                                                         ---------
                                                                         8,527,230
                                                                         =========

                          CAPSTONE TURBINE CORPORATION

                                            1998                                              1999
                       -----------------------------------------------   -----------------------------------------------
                          NUMBER OF                                         NUMBER OF
                          PREFERRED      EXERCISE                           PREFERRED      EXERCISE
                       SHARES ISSUABLE    PRICE      EXPIRATION DATE     SHARES ISSUABLE    PRICE      EXPIRATION DATE
                       ---------------   --------   ------------------   ---------------   --------   ------------------
Preferred stock
  warrants:
  Series A...........        92,000       $1.00     December 5, 2003           92,000       $1.00     December 5, 2003
  Series C...........        30,303       $3.30     July 31, 2001              30,303       $3.30     July 31, 2001
  Series C...........     1,020,322       $2.00     February 28, 2003       1,020,322       $2.00     February 28, 2003
                          ---------                                         ---------
                          1,142,625                                         1,142,625
                          =========                                         =========

     In 1999, the Company granted 8,692,230 common stock warrants at a weighted average exercise price of $0.36. 8,396,624 warrants at an exercise price of $0.33 were issued to Series F preferred stock stockholders. The fair value on the date of grant was approximately $2,645,000, which was recorded as additional paid-in capital. 90,000 common stock warrants at an exercise price of $0.50 were granted to two stockholders relating to the Series G financing. The fair value on the date of grant was approximately $263,000, which was recorded as additional paid-in capital. 40,606 common stock warrants at an exercise price of $5.00 were granted to a lessor. The fair value on the date of grant was approximately $61,000, which was recorded as a prepaid asset and additional paid-in capital (see Note 10). The prepaid asset is being amortized as rent expense over the related lease term. The Company also granted 165,000 warrants at an exercise price of $0.50 to two stockholders relating to the Series G financing. The fair value of $483,000 was recorded as a liability at December 31, 1999. Upon issuance in January 2000 the fair value was recorded as additional paid-in capital. These common stock warrants expire on August 31, 2006. The fair value of the common stock warrants were determined using the Black-Scholes model.

6. STOCK OPTION PLANS

     The Company has an Incentive Stock Option Plan, which provides for the granting of options for the purchase of up to 7,800,000 shares of the Company's common stock. Under terms of the plan, options may be granted to employees, non-employee directors and consultants. Options principally vest over periods up to four years from the date of grant and generally expire ten years from such grant.

     Prior to 1999, the Company issued common stock options at exercise prices equal to, or greater than, the fair value of its common stock. Accordingly, no stock-based compensation was recorded for those periods.

     During 1999, the Company issued common stock options at less than the fair value of its common stock. Accordingly, the Company recorded stock-based compensation of $131,000 to expense in 1999. This 1999 expense was included in cost of goods sold, research and development and selling, general and administrative expenses in the amount of $2,000, $24,000 and $105,000, respectively. At December 31, 1999, the Company had $977,000 in deferred stock compensation related to such options, which will be recognized as stock-based compensation expense through 2003.

                          CAPSTONE TURBINE CORPORATION

     Information relating to the outstanding stock options is as follows:

                                                                  WEIGHTED-AVERAGE
                                                      SHARES       EXERCISE PRICE
                                                     ---------    ----------------
Outstanding at January 1, 1997.....................  1,765,523         $0.27
  Granted..........................................    480,900          0.93
  Exercised........................................   (237,076)         0.22
  Canceled.........................................   (142,627)         0.35
                                                     ---------
Outstanding at December 31, 1997...................  1,866,720          0.43
  Granted..........................................  1,604,100          1.32
  Exercised........................................   (519,250)         0.28
  Canceled.........................................   (292,694)         0.55
                                                     ---------
Outstanding at December 31, 1998...................  2,658,876          0.98
  Granted..........................................  2,952,720          0.37
  Exercised........................................   (133,348)         0.30
  Canceled.........................................   (387,911)         1.02
                                                     ---------
Outstanding at December 31, 1999...................  5,090,337          0.63
                                                     =========

     Additional information regarding options outstanding at December 31, 1999, is as follows:

                                                                         OPTIONS
                                     OPTIONS OUTSTANDING               EXERCISABLE
                           ----------------------------------------   --------------
                           NUMBER OF SHARES
                            OUTSTANDING AT      WEIGHTED-AVERAGE      EXERCISABLE AT
                             DECEMBER 31,     REMAINING CONTRACTUAL    DECEMBER 31,
     EXERCISE PRICES             1999            LIFE (IN YEARS)           1999
     ---------------       ----------------   ---------------------   --------------
$0.17....................        28,782                4.7                 28,782
 0.25....................       159,002                5.8                155,443
 0.33....................     3,085,601                9.1                575,434
 0.50....................        63,900                9.8
 0.67....................        85,200                7.3                 55,294
 1.00....................     1,371,212                8.2                717,904
 2.50....................       296,640                8.8                 79,737
                              ---------                                 ---------
                              5,090,337                8.7              1,612,594
                              =========                                 =========

     As of December 31, 1999, 1,612,594 shares were exercisable and 1,648,597 shares were available for future grant.

     If the Company recognized employee stock option-related compensation expense in accordance with SFAS No. 123 and used the minimum value method for determining the fair value of options granted after December 31, 1994, its net loss attributable to common stockholders and net loss per share -- basic and diluted would have been $32,026,000 and $18.85, respectively, for the year ended December 31, 1997, $35,370,000 and $17.86, respectively, for the year ended December 31, 1998 and $56,739,000 and $24.75, respectively, for the year ended December 31, 1999.

     In computing the impact of SFAS No. 123, the weighted-average fair value of $.27, $.37 and $.45 for 1997, 1998 and 1999 stock option grants, respectively, was estimated at the dates of grant using the minimum value model with the following assumptions for 1997, 1998 and 1999: risk-free

                          CAPSTONE TURBINE CORPORATION
interest rate of approximately 6.0, 5.3 and 5.4 percent, and no assumed dividend yield. The weighted average expected life of the options was 6, 6, and 4 years for 1997, 1998 and 1999, respectively.

     For purposes of determining the SFAS No. 123 pro forma compensation expense, the weighted-average fair value of the options is amortized over the vesting period.

7. COMMITMENTS AND CONTINGENCIES

     At December 31, 1998 and 1999, respectively, the Company had equipment under capital leases with a cost of $5,235,000 and $7,703,000 and accumulated amortization of $969,000 and $2,276,000, respectively. The lease terms range from three to five years. The deferred gain on sale-leaseback capital lease obligations was $167,000 and $122,000 as of December 31, 1998 and 1999, respectively, which is being recognized as an offset to amortization expense over the useful life of the asset. The capital lease obligations are collateralized by the related assets.

     The Company leases office, manufacturing and warehouse space under various non-cancelable operating leases. Rent expense related to these leases amounted to approximately $347,000, $819,000 and $954,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     At December 31, 1999, the Company's commitments under non-cancelable operating and capital leases were as follows:

                                                                1999
                                                 ----------------------------------
            YEAR ENDING DECEMBER 31              OPERATING LEASES    CAPITAL LEASES
            -----------------------              ----------------    --------------
2000...........................................     $  755,000         $2,098,000
2001...........................................        723,000          1,880,000
2002...........................................        756,000          1,477,000
2003...........................................        772,000          1,445,000
2004...........................................        794,000            595,000
Thereafter.....................................      4,578,000                 --
                                                    ----------         ----------
  Total minimum lease payments.................     $8,378,000         $7,495,000
                                                    ==========
Less amount representing interest..............                         1,596,000
                                                                       ----------
Net present value..............................                         5,899,000
Less current portion...........................                         1,400,000
                                                                       ----------
Long-term portion..............................                        $4,499,000
                                                                       ==========

     At December 31, 1998 and 1999, the Company has approximately $134 million and $132 million, respectively, of commitments under a long-term purchase agreement for components and subassembly units, which expires on August 25, 2007. Purchases under this agreement were $4.2 million, $8.5 million and $684,000 for the years ended December 31, 1997, 1998 and 1999, respectively. There are no required minimum yearly purchases under this agreement (See Note
12). The Company also has $4,340,000 and $3,374,000 of deposits with several companies for machinery and tooling for future production in the normal course of business, respectively. The Company is committed to purchase approximately $2 million of the components and subassembly units in 2000.

     The Company has a $1 million standby letter of credit, which serves as a guarantee for one of the purchase commitments. This letter of credit expires on March 31, 2000.

     A stockholder of the Company alleges damages as a result of alleged representations made by the Company and some of the Company's present and former officers in connection with the Series E Preferred Stock offering in 1997. As of March 20, 2000, it was not possible to determine what effect,

                          CAPSTONE TURBINE CORPORATION
if any, the ultimate resolution of this case would have on the Company's financial statements. (See Note 12).

     The Company is involved in various other legal proceedings, claims, and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such legal proceedings, claims, and litigation will not have a material adverse affect the Company's financial statements.

8. EQUIPMENT LEASE LINE

     During 1997, the Company entered into an equipment lease line agreement with a leasing institution that provides for sale-leaseback transactions up to a cumulative maximum of $20,000,000. The equipment lease line was renewed during 1999 for one year and provides for sale-leaseback transactions up to a maximum of $10,000,000. Under this revised agreement, $4,394,000 was available for future financing transactions at December 31, 1999.

9. EMPLOYEE BENEFIT PLAN

     The Company maintains a defined contribution 401(k) profit-sharing plan in which all employees are eligible to participate. Employees may contribute up to 15 percent of their eligible compensation. Employees are fully vested in their contributions to the plan. The plan also provides for both Company matching and discretionary contributions, which are to be determined by the Board of Directors. No Company contributions have been made to the plan since its inception.

10. RELATED PARTY TRANSACTIONS

     During 1997, an affiliated company ceased operations. The Company purchased equipment and improvements in the amount of $590,000 from the affiliated company. Additionally, the Company assumed leases for certain facilities previously occupied by the affiliated company.

     During 1997 and 1998, the Company was reimbursed $137,000 and $39,000, respectively, by a related company, for the use of the Company's office facility as well as for other expenses, and had a $17,000 receivable from that Company for these expenses as of December 31, 1998.

     In 1999, the Company entered into non-exclusive marketing agreements with two distributors. These agreements include product purchase and equity investment commitments in Series G preferred stock on behalf of the distributors. Sales to these distributors were $1 million in 1999 and deferred revenue amounted to approximately $4.2 million as of December 31, 1999. Promissory notes related to Series G preferred stock from these distributors amounted to $6.2 million as of December 31, 1999.

     In conjunction with the Series B preferred stock issuance in 1995 a shareholder acquired the exclusive marketing rights for certain territories. In 1999, the Company reacquired these marketing rights. As part of the agreement the Company paid $5 million toward a variable upfront payment to determine future royalty rates, which was capitalized as an intangible asset and is being amortized over 6 years. Accumulated amortization was $104,000 as of December 31, 1999. In January 2000, the Company paid an additional $4 million toward the variable upfront payment, which resulted in a future royalty rate of 4% to a maximum of $11.0 million. The future royalty rate maximum payment is accelerated in the event of a qualifying public offering. The agreement stipulates additional stock consideration of $5 million, which is contingent upon future stock issuances. The criteria for payment of the stock consideration were not met as of December 31, 1999. On February 24, 2000, the Company issued 1,250,000 shares of the Series G preferred stock with a liquidation preference of $4.00 per share for no further consideration in fulfillment of the stock issuance obligation (See Note 11). This stock issuance was part of the consideration paid to reacquire the marketing rights

                          CAPSTONE TURBINE CORPORATION
and therefore was recorded at fair value in accordance with SFAS 123. This stock consideration is in addition to the upfront payments and does not affect the future royalty payments. The stock consideration, including the beneficial conversion feature, was recorded as an intangible asset and is being amortized over the six-year period of the agreement. Sales made to this stockholder and an affiliate were $247,000 in 1999.

     The Company has existing warrants with a lessor to purchase 30,303 shares of Series C preferred stock at a per share price equal to $3.30 per share which were issued in 1996.

     During 1999, the Company granted a lessor 40,606 common stock warrants. The fair value on the date of grant was approximately $61,000, which was recorded as additional paid-in capital. Additional shares may be purchased by the lessor upon the Company obtaining additional financing under the Equipment lease line agreement. The lessor can exercise the warrants for no consideration and receive in exchange the number of common stock shares, which represent the difference between the fair market value on the date exercised and the exercise price.

     Certain vendors of the Company are also stockholders to which payments of $1,417,000, $4,587,000 and $3,370,000 were made during 1997, 1998 and 1999, respectively. The accounts payable to stockholders was $290,000 and $189,000 as of December 31, 1998 and 1999, respectively. Capital lease obligations to stockholders were $4,423,000 and $5,633,000 as of December 31, 1998 and 1999, respectively.

11. SERIES G PREFERRED STOCK ISSUANCE

     On February 24, 2000, the company closed the Series G preferred stock issuance for $4.00 per share in a private placement. Proceeds, net of origination fees, to the Company approximated $128.1 million. 35,683,979 shares of Series G were issued which includes 1,250,000 shares issued to an existing stockholder for no consideration (see Note 10) and 58,979 shares issued to holders of promissory notes for accrued interest. The Series G preferred stock was issued with a beneficial conversion feature as the fair value of the common stock into which the preferred stock is convertible exceeds the carrying value. The beneficial conversion feature was determined to be approximately $89.6 million. This amount will be accounted for as an increase in and a charge to additional paid-in capital and an in-substance dividend to the preferred stockholders in the first quarter of 2000 and accordingly will increase the loss applicable to common stockholders.

     The Company is committed to issue 739,577 common stock warrants at a per share exercise price of $0.67 to an investment banker for services rendered in conjunction with the Series G preferred stock offering. The fair value of these warrants will be recorded as origination fees at the time of issuance.

12. SUBSEQUENT EVENTS

     On May 26, 2000 a three-for-five reverse split of the Company's outstanding common stock became effective. All share and per share amounts in the accompanying financial statements have been retroactively restated to reflect this stock split. As a result of the stock split, Series A, B, C, D, E, F and G preferred stock became convertible at a factor of .60, .70, .77, .90, .95, .60 and .60, respectively into common stock.

                          CAPSTONE TURBINE CORPORATION

UNAUDITED

Capital Structure

     On June 28, 2000, the Company entered into an agreement to sell approximately 10.5 million shares of common stock at an offering price of $16.00 per share through an initial public stock offering. All of the shares sold in the offering were sold by the Company. The gross proceeds from the initial public offering were $167.3 million and the Company incurred $13.7 million in costs in connection with the offering.

     Prior to the public offering, the Company had several series of preferred stock outstanding. It therefore accreted the difference between the redemption value of each series of preferred stock and the net proceeds received in each preferred stock offering under the effective interest method from the respective stock issuance date of each series to the respective redemption date. The accretion was recorded as a component of loss attributable to common shareholders. The Company also recorded the accrual of preferred stock dividends under the effective interest method. In February 2000, the Company issued its Series G preferred stock, which was issued with an $89.6 million beneficial conversion feature, as the fair value of the common stock into which the preferred stock was convertible exceeded the carrying value.

     As a result of the Company's public offering, the remaining fair value accretion with respect to its preferred stock of $471.5 million was recorded as a component of loss attributable to common shareholders during the nine-month period ended September 30, 2000. All outstanding shares of the Company's preferred stock converted into approximately 51.3 million shares of common stock as a result of the public offering. Of the $821.0 million carrying value of the preferred stock, $479.6 million was recorded as an decrease to accumulated deficit and $341.3 million was recorded as an increase to additional paid-in capital, amounts equal to previously recorded accretion charges.

     The Company accrued $1.0 million in preferred stock dividends, which were recorded as a component of earnings attributable to common shareholders during the nine-month period ended September 30, 2000. $6.7 million in accrued preferred stock dividends were waived as a result of the automatic conversion of preferred stock into common stock and were also reversed, which resulted in an increase to accumulated deficit of $6.3 million and an increase to additional paid-in capital of $440,000, amounts equal to previously recorded dividend accrual charges.

     As part of a stock repurchase and settlement agreement entered into by the Company in May 2000, the Company reacquired 2,319,129 shares of Series E preferred stock for $6.68 per share, which was less than the carrying value on the reacquisition date. The excess carrying value over the reacquisition price of $2.2 million was recorded as additional paid-in capital and included as a component of net loss attributable to common shareholders during the nine-months ended September 30, 2000.

     10,793,693 shares of common stock were issued from the exercise of common and preferred stock warrants during the nine-month period ended September 30, 2000.

Stock Option Plans

     In June 2000, the Company adopted the 2000 Equity Incentive Plan, as a successor plan to the 1993 Incentive Stock Plan. The 2000 Plan provides for awards of up to 3,300,000 shares of common stock, plus the number of shares previously authorized and remaining available under the 1993 plan. In June 2000, the Company adopted the 2000 Employee Stock Purchase Plan, which provides for the issuance of up to 900,000 shares.

                          CAPSTONE TURBINE CORPORATION

     During 1999 and the nine-months ended September 30, 2000, the Company issued common stock options at less than the fair value of its common stock. Accordingly, the Company recorded stock-based compensation expense of $70,000 and $1,239,000 for the nine-month periods ended September 30, 1999 and September 30, 2000, respectively. Stock-based compensation expense for the nine-month period ended September 30, 1999 was included in cost of goods sold, research and development and selling, general, and administrative expenses in the amounts of $1,000, $13,000 and $56,000, respectively. Stock-based compensation expense for the nine-month period ended September 30, 2000 was included in cost of goods sold, research and development, and selling, general, and administrative expenses in the amounts of $43,000, $233,000, and $963,000, respectively. As of September 30, 2000, the Company had $6.6 million in deferred stock compensation related to stock options, which will be recognized as stock-based compensation expense through 2004.

     1,191,000 stock options were granted at a weighted average exercise price of $5.07 during the nine-month period ended September 30, 2000.

Commitments and Contingencies

     In August 2000, the Company entered into a Transition Agreement and Amended and Restated License Agreement with a supplier, requiring a total of $9.1 million in payments. $3.1 million was paid in August 2000 and the balance is owed based on various milestones through April 2001. Under the terms of the Agreements, the Company will acquire fixed assets and manufacturing technology, which will provide the Company with the ability to manufacture components previously purchased from the supplier. The Agreements require the Company to pay a per unit royalty fee over a seventeen-year period. As a result of these agreements, the Company and supplier mutually terminated any obligations under their prior agreements.

Related Party Transactions

     In addition, the agreement for the repurchase of the marketing rights provided for the acceleration of future royalty payments in the event of an initial public offering. In July 2000, the Company paid $11.0 million in royalty payments, consisting of $204,000 in previously recorded royalty liability and $10.8 million in accelerated royalty liability. As of September 30, 2000, the Company has recorded as an intangible asset $25.3 million reflecting the repurchase of the marketing rights, which are being amortized over the original agreement period of 6 years. The Company recorded $2.8 million in amortization expense relating to this intangible asset to selling, general, and administrative expenses for the nine-month period ended September 30, 2000.

     During June and July 2000, the Company loaned an aggregate of $300,000 to two of its senior vice presidents. The loans are secured by deeds of trusts and bear interest at 6.80%. As of September 30, 2000, $300,000 of the principal amount of the loans were outstanding. The notes require repayment in four annual installments beginning in 2001.

  [COLLAGE OF PHOTOS: TURBINE BLADE, CAPSTONE TURBINE PRODUCT CASING, OIL RIG,
      BUS, CLOUDS, BRANCH WITH WET LEAVES, SCHEMATIC ENGINEERING DIAGRAM]

----------------------------------------------------------
----------------------------------------------------------

      No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its dates.

                             ----------------------

                               TABLE OF CONTENTS

                                          Page
                                          ----
Prospectus Summary......................    1
Risk Factors............................    6
Forward-Looking Statements..............   16
Use of Proceeds.........................   17
Dividend Policy.........................   17
Price Range of Common Stock.............   17
Capitalization..........................   18
Selected Historical Financial Data......   19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations............................   21
Business................................   27
Management..............................   47
Certain Relationships and Related
  Transactions..........................   59
Principal and Selling Stockholders......   61
Description of Capital Stock............   70
Shares Eligible for Future Sale.........   71
Validity of Common Stock................   72
Experts.................................   72
Change of Auditors......................   72
Underwriting............................   73
Where You Can Find More Information.....   75
Index to Financial Statements...........  F-1

----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
                                5,000,000 Shares

                          CAPSTONE TURBINE CORPORATION
                                  Common Stock
                             ----------------------

                                [CAPSTONE LOGO]

                             ----------------------
                              GOLDMAN, SACHS & CO.
                           CREDIT SUISSE FIRST BOSTON
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                      Representatives of the Underwriters
----------------------------------------------------------
----------------------------------------------------------